As Filed with the Securities and Exchange Commission on March 10, 1997
                                               Registration No. 333-18295
================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------
                                 AMENDMENT NO. 3
                                       TO
                                    FORM S-1
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                                 ---------------
                          COLONIAL DOWNS HOLDINGS, INC.
             (Exact name of registrant as specified in its charter)

           Virginia                             7948                        54-1826807
(State or other jurisdiction of     (Primary Standard Industrial       (I.R.S. Employer
 incorporation  or organization)     Classification Code Number)       Identification Number)


                           3610 North Courthouse Road
                        Providence Forge, Virginia 23140
                                 (804) 966-7223
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                 ---------------

                                Michael D. Salmon
                           3610 North Courthouse Road
                        Providence Forge, Virginia 23140
                                 (804) 966-7223
       (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                 ---------------

                                   Copies to:

 J. Warren Gorrell, Jr., Esq.           L. Charles Long, Jr., Esq.          Emanuel Faust, Jr., Esq.
   Bruce W. Gilchrist, Esq.              James L. Weinberg, Esq.             Howard S. Jatlow, Esq.
    HOGAN & HARTSON L.L.P.                HIRSCHLER, FLEISCHER,            DICKSTEIN SHAPIRO MORIN &
 555 Thirteenth Street, N.W.              WEINBERG, COX & ALLEN                   OSHINSKY LLP
 Washington, D.C. 20004-1109               701 East Byrd Street               2101 L Street, N.W.
        (202) 637-5600                      Richmond, VA 23219               Washington, D.C. 20037
                                             (804) 771-9500                     (202) 785-9700
                                 ---------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable following effectiveness of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /_/
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /_/
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /_/
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. /_/

                                 ---------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                   SUBJECT TO COMPLETION, DATED MARCH 10, 1997
PROSPECTUS
                                4,250,000 Shares

                          COLONIAL DOWNS HOLDINGS, INC.
                              Class A Common Stock
                                 --------------

         Colonial Downs Holdings, Inc. ("Colonial Downs Holdings" and, together with its subsidiaries, the "Company") was organized to pursue opportunities for horse racing and pari-mutuel wagering in Virginia. The Company holds the only unlimited licenses to own and operate a racetrack and satellite wagering facilities ("SWFs") in Virginia. The Company is constructing a racetrack anticipated to open and begin live racing on or prior to September 1, 1997. The Company also holds licenses for three SWFs, of which the first opened in February 1996, the second opened in December 1996, and the third is planned to open in June 1997, and plans to apply for licenses for up to three additional SWFs during the next 12 to 18 months as suitable sites are selected. The shares of Class A common stock, $.01 par value per share ("Class A Common Stock"), offered hereby are being sold by the Company. Approximately $7.5 million of the net proceeds of this offering will be used to repay indebtedness and fees owed to affiliates of the Company. See "Use of Proceeds." Prior to this offering, there has been no public market for the Class A Common Stock. It is currently anticipated that the initial public offering price for the Class A Common Stock will be between $9 and $11 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price. The Class A Common Stock has been approved for inclusion in The Nasdaq National Market subject to notice of issuance.

         The Company has two classes of common stock, the Class A Common Stock and Class B common stock, $.01 par value per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"). The rights of the holders of the Class A Common Stock and the holders of the Class B Common Stock are substantially identical, except that holders of the Class A Common Stock are entitled to one vote per share and holders of the Class B Common Stock are entitled to five votes per share generally, provided that on any vote or approval with respect to a merger, consolidation or other business combination, or a sale of all or substantially all of the assets of the Company, the holders of Class B Common Stock are entitled to one vote per share. The Class B Common Stock is fully convertible into Class A Common Stock, at the option of the holder, on a one-for-one basis. Both classes of Common Stock vote together as one class on all matters generally submitted to a vote of stockholders, including the election of directors. The Class B Common Stock, which initially will represent approximately 73% of the ordinary voting power of all outstanding shares of common stock of the Company, will be held by certain founders of the Company. See "Description of Capital Stock."


         See "Risk Factors" beginning on page 6 for a discussion of certain factors that should be considered by prospective purchasers of the Class A Common Stock.
                                 ---------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
       ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

================================================================================================
                                   Price to        Underwriting Discounts      Proceeds to
                                   Public          and Commissions(1)          Company(2)
================================================================================================
Per Share...............     $                     $                      $
Total(3)................     $                     $                      $
================================================================================================
(1) The Company has agreed to indemnify the Underwriters named herein against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of $625,000 payable by the Company.

(3) The Company has granted the Underwriters a 30-day over-allotment option to purchase up to 637,500 additional shares of Class A Common Stock on the same terms and conditions as set forth above. If all such shares are purchased by the Underwriters, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to Company will be $_____, $_____, and $______, respectively. See
"Underwriting."

         The shares of Class A Common Stock are offered by the Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to their right to withdraw, modify, correct and reject orders in whole or in part. It is expected that delivery of the certificates representing the shares of Class A Common Stock will be made against payment therefor at the offices of Friedman, Billings, Ramsey & Co., Inc., Arlington, Virginia or in book entry form through the book entry facilities of The Depository Trust Company on or about __________, 1997.

                     FRIEDMAN, BILLINGS, RAMSEY & CO., INC.
               The date of this Prospectus is ____________, 1997.

           [INSIDE COVER: ARTIST'S RENDITION OF COLONIAL DOWNS TRACK]






















         CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE
CLASS A COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF CLASS A COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

--------------------------------------------------------------------------------
                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information, financial statements and notes thereto appearing elsewhere in this Prospectus. The information in this Prospectus, unless otherwise indicated, (i) does not give effect to the exercise of the over-allotment option granted to the Underwriters, (ii) assumes an initial public offering price of $10 per share, (iii) assumes that the convertible subordinated note to be issued by the Company in the principal amount of $5.5 million prior to the closing date of this offering (the "Convertible Subordinated Note") is not converted, and (iv) is set forth as if the Reorganization described herein had already been completed. See "The Reorganization." Unless the context indicates otherwise, the term "Company" refers to Colonial Downs Holdings, Inc. ("Colonial Downs Holdings") and its wholly owned subsidiaries, Colonial Downs, L.P. ("Colonial LP") and Stansley Racing Corp. ("Stansley Racing"), collectively, or any of them. Certain of the matters discussed under the captions "Risk Factors," "Management's Discussion and Analysis of Results of Operations and Financial Condition," "Business," and elsewhere in this Prospectus contain forward-looking statements and as such involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements speak only as of the date of this Prospectus.


                                   The Company

         The Company was organized to pursue opportunities for horse racing and pari-mutuel wagering in Virginia. The Company is the only entity that has been awarded unlimited licenses to own and operate a horse racetrack with pari-mutuel wagering in Virginia and is currently the only entity eligible to apply for licenses to own and operate satellite wagering facilities ("SWFs") in Virginia. The Company plans to conduct thoroughbred and standardbred ("harness") horse racing at a racetrack that it is currently constructing in New Kent County, Virginia (the "Track"). The Company also intends to conduct pari-mutuel wagering at the Track and at its SWFs on races run at the Track and on races telecast from out-of-state tracks ("import simulcasting"). After it begins live racing at the Track, the Company will seek to increase its revenues by entering into agreements to simulcast races run at the Track to out-of-state racetracks, SWFs, casinos and other gaming facilities ("export simulcasting").


         The Track is anticipated to open and begin live racing on or prior to September 1, 1997. The Track's initial racing season is expected to consist of 30 days of live thoroughbred racing and up to 50 days of live harness racing. The Company's goal is to establish the Track as one of the premier venues for thoroughbred horse racing in the East by attracting high quality horses and offering an appealing environment for racing participants and customers. The Company believes that its average purses will be competitive with those currently offered by most other tracks in the mid-Atlantic region that hold racing meets at the same time as the Company's scheduled meets, enabling the Track to attract high quality thoroughbred horses, trainers and jockeys to the Company's meets.


         The Track site consists of approximately 345 acres of land located approximately 25 miles east of Richmond, Virginia and approximately 25 miles west of Williamsburg, Virginia. When completed, the Track will include a dirt race track, a unique double-width turf track, a four-level grandstand and clubhouse, bleachers, six bars, a gift shop, two simulcast/TV amphitheaters, and over 95 wagering stations. The Track site is located in an area that Chesapeake Corporation and its subsidiaries plan to develop into a resort area. An 18-hole golf course adjacent to the Track site was opened in July 1996 by The Legends Golf Group, a golf course developer based in Hilton Head, South Carolina. Future development plans for the area include hotels, theaters, restaurants, additional golf courses, commercial offices and residential development. This development is planned to occur in four phases over the next twenty-five years. The first phase of development is in the areas adjacent to the Track site and the golf course and is expected to be completed over the next eight years. According to plans filed with New Kent County by the developer, 460 residential units and approximately 930,000 square feet of commercial space will be completed in the next three years. New Kent County residents have demonstrated support for this development, but the Company has no control over the extent and timing of the development or the grant of governmental approvals required for its completion as planned. Therefore, there can be no assurance that the development will be actively pursued or completed or if pursued, will be fully developed according to the plans filed with New Kent County. See "Business -- The Track and Track Facilities."


--------------------------------------------------------------------------------
                                       3

--------------------------------------------------------------------------------
         The Company currently holds licenses for three SWFs: a 15,000 square foot facility that opened in Chesapeake, Virginia in February 1996, a 19,700 square foot facility that opened in Richmond in December 1996 and a 13,500 square foot facility to be constructed in Hampton. Under current Virginia law, which allows a maximum of six SWFs in the state, the Company holds the right to seek licenses for up to three more SWFs. The Company plans to apply for licenses for additional SWFs as soon as desirable locations are selected, which the Company believes will be within 12 to 18 months after this offering closes. The Company intends to locate its additional SWFs near the population centers in northern and southeastern Virginia and on the southern border of Virginia, where the Company hopes to attract business from residents of the Chapel Hill-Raleigh-Durham area of North Carolina. The Company expects to apply for licenses in March 1997 for a fourth SWF in Brunswick County on the North Carolina border. The Company plans to seek an appropriate location in northern Virginia for one of its two remaining SWFs. In order to obtain licenses for the fifth and sixth SWFs in the areas desired by the Company, the Company will initiate referenda in potential localities in which the additional SWFs may be located. Five northern Virginia localities have in the past rejected such referenda. In the future, the Company may seek legislative changes to allow more than six SWFs in Virginia. There can be no assurance that the Company will be able to obtain licenses for any additional SWFs.


         Since it opened in February 1996, the Company's Chesapeake SWF has had average daily attendance of 500 customers, average daily wagers of $105,000, and pari-mutuel wagering of approximately $36,600,000 (based on eleven and one-half months of actual results). Since the Richmond SWF opened December 10, 1996, the facility has had average daily attendance of 785 customers, average daily wagers of $162,000, and pari-mutuel wagering of approximately $8,400,000 (based on 52 days of actual results). In the future, the Company plans to promote attendance and wagering business at the Track and its SWFs by introducing entertainment activities, including family fun days, premium give-away programs, contests and special events. See "Business -- Satellite Wagering Facilities."



         To provide experienced management for the Track and promote thoroughbred racing in Virginia and Maryland, the Company has entered into an agreement with Maryland-Virginia Racing Circuit, Inc., which is affiliated with the owners of the Pimlico and Laurel racetracks in Maryland (collectively, "Maryland Jockey Club"), to create a Virginia-Maryland thoroughbred racing circuit. Under this agreement (the "Management and Consulting Agreement"), the Maryland Jockey Club has agreed to seek permission to cease live racing during the Company's thoroughbred meets. While the Maryland thoroughbred tracks are not conducting live racing, the Company expects to attract the thoroughbred race horses that typically have run at the Maryland racetracks at that time. The Management and Consulting Agreement further provides that the Maryland Jockey Club will provide experienced personnel from Laurel Park and Pimlico Race Course to assist the Company in managing its live thoroughbred meet at the Track. The Company has agreed to pay the Maryland Jockey Club a management fee equal to two percent of all amounts wagered at the Company's facilities other than on live standardbred racing, which management fee will represent approximately 10% of the Company's revenues from wagering. See "Business -- Virginia-Maryland Thoroughbred Racing Circuit."


                                  RISK FACTORS

         For a discussion of considerations relevant to an investment in the Class A Common Stock and the Company's ability to develop its operations and achieve its objectives, see "Risk Factors."
--------------------------------------------------------------------------------
                                        4

--------------------------------------------------------------------------------
                                  THE OFFERING


Class A Common Stock offered..........  4,250,000 shares(1)

Common Stock to be outstanding after
the Offering.........................   5,000,000 shares of Class A Common Stock
                                        and 2,250,000 shares of Class B Common
                                        Stock(2)

Use of Proceeds......................   The Company will use the estimated net
                                        proceeds of this offering (the
                                        "Offering"), a credit facility from
                                        an institutional lender or an affiliate
                                        of a shareholder (see "Description of
                                        Certain Indebtedness--Credit Facility"), and the proceeds of the Convertible
                                        Subordinated Note (see "Description of
                                        Certain Indebtedness -- Convertible
                                        Subordinated Note") (i) to complete
                                        construction and commence operation of
                                        the Track; (ii) to acquire, construct,
                                        renovate and/or equip SWFs; (iii) to
                                        repay interim financing provided by
                                        certain shareholders; and (iv) for
                                        working capital and other general
                                        corporate purposes. See "Use of
                                        Proceeds."


Nasdaq National Market
Symbol...............................   CDWN


Dividend Policy......................   The Company has never declared or paid
                                        any dividends on its capital stock and
                                        does not anticipate paying dividends in
                                        the foreseeable future. See "Dividend
                                        Policy."

----------------------
(1) No purchaser of shares in this Offering will be permitted to acquire beneficial ownership of 5% or more of the Company's Common Stock, due to certain provisions of the Horse Racing and Pari-Mutuel Wagering Act of Virginia (the "Virginia Racing Act"). See "Risk Factors -- 5% Ownership Limit; Virginia Racing Act Restrictions on Stock Ownership."


(2) Excludes 300,000 shares of Class A Common Stock issuable pursuant to the Company's stock option plan and 450,820 shares of Class B Common Stock issuable upon the conversion of the Convertible Subordinated Note at a conversion price per share of 122% of the initial public offering price. See "Description of Certain Indebtedness--Convertible Subordinated Note."


--------------------------------------------------------------------------------
                                       5

--------------------------------------------------------------------------------

                     SUMMARY FINANCIAL AND OPERATING DATA(1)


         The summary financial and operating data set forth below gives effect to the Reorganization as if it had occurred as of September 30, 1993, the date on which the predecessor to the Company was formed, and should be read in conjunction with "Capitalization," "Selected Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto included elsewhere in this Prospectus.

           (In thousands, except share, per share, per capita, days of operation, and attendance data)


                                         Year Ended      Year Ended
                                         December 31,    December 31,
                                             1996            1995
                                         ------------    ------------
Income Statement Data:
Revenues:
   Pari-mutuel commissions -
     Import simulcasting............     $     7,745     $        --
   Other related revenues...........             782              --
                                         -----------     -----------

Total revenues......................           8,527              --
                                         -----------     -----------

Direct operating expenses
   Direct expense of import
   simulcasting.....................           4,582              --
   Other direct operating expenses             2,691              --
                                         -----------     -----------
Total direct operating expenses.....           7,273              --
                                         -----------     -----------
   General and administrative.......           1,438             315
   Depreciation and amortization....             284               3
                                         -----------     -----------
Loss from operations................            (468)           (318)
Other interest income...............               6              --
Interest expense ...................            (183)             (2)
                                         -----------     -----------

Net loss............................     $      (645)    $      (320)
                                         ===========     ===========

Net loss per share (2)..............     $     (0.22)    $     (0.11)
Weighted average number of shares
   outstanding (2)..................       3,000,000       3,000,000
Pro forma net loss per share (3)....     $     (0.13)             --
Pro forma weighted average number
   of shares outstanding (3)........       3,555,847              --





                                                  At December 31, 1996
                                              -----------------------------          At December 31,
                                                Actual      As Adjusted (4)                1995
                                                ------      ---------------                ----
Balance Sheet Data:
Current assets........................     $     1,765     $    50,468              $       330
Total assets..........................          12,176          61,280                    3,142
Working capital.......................          (5,926)         45,474                   (1,589)
Short-term debt, including
  current portion of long-term debt..           1,686              49                     632
Long-term debt, excluding
  current portion.....................           3,491          15,542                    1,548
Total liabilities.....................          11,181          21,385                    3,467
Shareholders' equity..................             995     $    39,895                     (325)

--------------------------------------------------------------------------------
                                        6

--------------------------------------------------------------------------------

                                                         Year Ended
                                                      December 31, 1996
                                               --------------------------------


Other Data:
EBITDA(5).....................................           $   (184)
Net cash provided (absorbed) by:
   Operating activities.......................               2,285
   Investing activities.......................              (5,997)
   Financing activities.......................               4,761


                                                      From Opening Day
                                                  Through December 31, 1996
                                               --------------------------------
                                                Chesapeake SWF  Richmond SWF
                                                --------------  ------------

Operating Data:
   Days of operation..........................         317              21
   Total pari-mutuel wagering (in thousands)..    $ 33,561         $ 3,391
   Average daily wagering (in thousands)......    $    106         $   161
   Total attendance...........................     160,579          17,493
   Average daily attendance...................         507             833
   Average daily per capita wager.............    $    209         $   194

------------------
(1) Includes entities which prior to the Reorganization were affiliated through common ownership and control. See "The Reorganization."

(2) Based on 3,000,000 shares of Common Stock outstanding prior to the consummation of this Offering.


(3) Reflects the per share data and weighted average number of shares outstanding giving effect to the issuance of only that number of shares needed to generate the portion of the net proceeds used to repay the $5.1 million of debt actually outstanding at December 31, 1996, and elimination of interest expense thereon, as if the repayment had occurred at the beginning of the latest year.


(4) As adjusted to reflect (i) the sale of 4,250,000 shares of Class A Common Stock by the Company in this Offering and the application of the net proceeds therefrom, (ii) borrowing by the Company of $10 million under a credit facility from an institutional lender or an affiliate of a shareholder (see "Description of Certain Indebtedness--Credit Facility"), and (iii) proceeds of $5.5 million from the Convertible Subordinated Note. See "Description of Certain Indebtedness--Convertible Subordinated Note."


(5) EBITDA consists of the sum of the Company's net income (loss), net interest expense and depreciation and amortization. EBITDA data are unaudited and are presented because such data are used by certain investors to determine the Company's ability to meet debt service requirements. The Company considers EBITDA to be an indicative measure of the Company's ability to service debt and fund capital expenditures. However, such information should not be considered as an alternative to net income (loss), operating profit, cash flows from operations, or any other operating or liquidity performance measure prescribed by generally accepted accounting principles. EBITDA is not a measurement under generally accepted accounting principles and may not be comparable to other similarly titled measures presented by other companies. Cash expenditures for various long-term assets and interest expense have been, and will be, incurred which are not reflected in the EBITDA presentation.



--------------------------------------------------------------------------------
                                        7

                                  RISK FACTORS

         In addition to the other information contained in this Prospectus, prospective investors should consider carefully the following factors before purchasing any of the Class A Common Stock offered hereby.

         Limited Operating History; Losses

         The Company was organized on September 30, 1993, was awarded the Track licenses in October 1994, opened the Chesapeake SWF in February 1996, and opened the Richmond SWF in December 1996. The Company has incurred losses since its organization and anticipates that it will continue to incur losses until the Track is completed and operating and four SWFs are opened and operating at the levels projected by the Company, as is planned to occur on or prior to September 1, 1997, although the Company may continue to incur losses thereafter. There can be no assurance that the Company will achieve its objectives or that the Company's operations as a whole will be profitable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements included elsewhere in this Prospectus.

         Financing Requirements


         Although the Company believes that the proceeds of this Offering, a credit facility in the amount of up to $10 million that the Company will obtain from an institutional lender or an affiliate of a shareholder (the "Credit Facility"), and the issuance by the Company of the Convertible Subordinated Note in the principal amount of $5.5 million prior to the closing date of this Offering, together with operating cash flow, will provide sufficient funds to complete the Track and the related infrastructure for which the Company is responsible, acquire and equip its planned additional SWFs and provide sufficient working capital for the foreseeable future, there can be no assurance that such funds will be adequate. There can be no guarantee that the Company will secure any additional financing, or if it is able to do so, that the Company will secure such additional financing in a timely fashion and on terms favorable to the Company. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


         In the event that the Company obtains the Credit Facility from an institutional lender, it is likely that such lender will require credit enhancement from an affiliate of the Company, and any adverse change in the financial condition of such affiliate may cause a default and such Credit Facility. Such a default could have a maker's adverse effect on the Company.

         Risk of New and Uncertain Market

         Horse racing with pari-mutuel wagering is a new industry in Virginia. Although there is a long history of horse racing in Virginia, it is impossible to predict with any certainty the economic outlook or future of the pari-mutuel wagering industry in Virginia. There can be no guarantee that the market will be sufficient to generate enough revenue to make the Company profitable. The Company's business plan for operating its Track and system of SWFs is unproven and there can be no assurance that the Company's business plan will be successful.

         Attendance and wagering at the Track and at the Company's SWFs may be adversely affected by matters outside the Company's control, such as competing gaming and entertainment opportunities, changes in public attitudes toward gaming and pari-mutuel wagering, or other factors. In addition, the Company is subject to risks to which other new businesses and industries in general are subject, such as changes in general economic conditions, markets, and interest rates.

         Risk of Delay in Commencement of Live Racing; Possible Loss of SWF Licenses

         Significant delays in the Company's plan to open and operate four SWFs prior to commencement of live racing would have a material adverse effect on the Company's expected revenues, its ability to offer competitive purses at the Track and its ability to meet its obligation to fund guaranteed minimum purse amounts and debt service in respect of its loans on an ongoing basis. See "Business -- Purse Structure and Guarantees," and "Business -- Competition."


         Under current Virginia law, if the Company fails to open the Track and conduct live racing by September 1, 1997, its existing SWF licenses will become invalid and the Company would be required to close its existing SWFs, pending issuance of new SWF licenses. Although the Virginia Racing Commission may subsequently re-grant such licenses, there can be no assurance that it would do so.

         Pending litigation that challenges the Virginia Racing Commission's authority to issue SWF licenses for the Richmond SWF prior to the completion of the Track's construction also may affect the Company's Richmond SWF licenses. Although the final outcome of this proceeding cannot be predicted, the Company believes that it will be ultimately resolved in a manner that will not have a material adverse effect on the Company's results of operations, liquidity or financial condition. See "Business-- Legal Proceeding."

         The Company has received from the Virginia Racing Commission race days for 1997 commencing on June 29, 1997. However, the Company has experienced construction delays since receiving the race days. Accordingly, the Company will seek an amendment to its race days for 1997 from the Virginia Racing Commission, but there can be no assurance that such amendment will be granted, or if granted, that the schedule as amended will be consistent with the Track's anticipated opening date.

         Delay in the opening of the Track beyond July 17, 1997, could cause the Company to become obligated to pay some or all of a $1,000,000 performance guarantee provided to the Virginia Racing Commission. The Virginia Racing Commission's decision awarding licenses to the Company required a performance guarantee of the Company's obligation to construct, complete and open the Track for racing by July 17, 1997. For each day beyond July 17, 1997 that the Track is not complete and open for racing, the Company will pay a penalty of $5,000, up to a maximum of $1,000,000. The July 17 deadline may be extended by amendment at the discretion of the Virginia Racing Commission, or by an act of God, war, terrorism or other force majeure event beyond the control of the Company. The Company intends to ask the Virginia Racing Commission to extend the July 17 deadline because of certain construction delays the Company has experienced. Although the Company believes that it will be able to complete the Track and commence racing in advance of such deadline, there can be no assurance that it will be able to do so, and no assurance that the Company will not have to pay a portion or all of the performance guarantee.


         The Track site is subject to reversion to the grantors of the site if the Company fails to complete, open and operate for three years a racetrack licensed by the Virginia Racing Commission on the site.

         State and Local Approval of Satellite Wagering Facilities


         The Company's strategy and future success is dependent, in significant part, upon the Company being awarded licenses from the Virginia Racing Commission to own and operate the maximum of six SWFs permitted by Virginia law. As set forth below, passage of a local referendum approving the location of SWFs within a locality is required as a condition to issuance of licenses to the Company in localities where the Company wishes to operate. Under the Virginia Racing Act, only the Company, as the holder of licenses to own and operate a pari-mutuel racetrack in Virginia, is eligible to be licensed to own and operate SWFs in Virginia. The Company has received licenses for three such facilities: a Chesapeake SWF, which has operated since February 1996, a Richmond SWF which opened in December 1996; and a Hampton SWF, which is scheduled to open before July 1, 1997. In March 1997, the Company intends to apply for licenses to own and operate an SWF in Brunswick County, where a referendum has passed. There can be no guarantee that the Virginia Racing Commission will issue licenses for the Brunswick SWF or the remaining two SWFs to the Company, or if issued, that they will be issued consistent with the Company's schedule for opening SWFs. See "Business -- Satellite Wagering Facilities."


         The Virginia Racing Act provides that the Company cannot apply for a license to own or operate a SWF in any county or city in Virginia unless a local referendum approving such SWF has been passed. Although such referenda have passed in several localities which are potential SWF sites, all five attempts at such referenda have failed in northern Virginia, which because of its population density is a highly desirable market to the Company for the location of additional SWFs. See "Business -- Satellite Wagering Facilities." There can be no guarantee that the Company will be able to obtain such local approval in localities considered desirable by the Company for an SWF, or at all. This process may also delay or otherwise limit the Company's ability to respond rapidly to changing operating or other conditions.

         Government Regulation

         The Company's success is dependent upon continued government and public acceptance of horse racing as a form of legalized gaming. Although the Company believes that pari-mutuel wagering on horse racing will continue to be legal in Virginia, gaming has come under increasing scrutiny nationally and locally. The United States Congress recently passed legislation creating a national gaming study commission (the "National Gaming Commission"). The National Gaming Commission will have the duty to conduct a comprehensive legal and factual study of gambling in the United States and existing federal, state and local policies and practices with respect to the legalization or prohibition of gambling activities, to formulate and propose changes in such policies and practices, and to recommend legislation and administration actions for such changes. It is not possible to predict the future impact of any such proposals on the Company and its operations. Any such proposals could have a material adverse effect on the Company's business. Opposition to the Virginia Racing Act has been unsuccessfully introduced in the Virginia legislature in the past, but additional legislative opposition may arise in the future. If the Virginia Racing Act were repealed or materially amended, such action could have a material adverse effect on the Company's business of pari-mutuel wagering.

         Virginia Racing Act. Under the Virginia Racing Act, the Virginia Racing Commission is vested with control over all aspects of horse racing with pari-mutuel wagering and the power to prescribe regulations and conditions under which such racing and wagering are conducted. See "Business -- The Company's Licenses." The Virginia Racing Commission is responsible for, among other things, (i) conducting an annual review of the Company's Track and SWF licenses,
(ii) annually approving the Company's proposed schedule of racing days, (iii) approving new or modified types of pari-mutuel wagering pools requested by the Company, (iv) issuing permits to all officers, directors, racing officials and other employees of the Company, and (v) approving simulcast schedules at the Track and at the SWFs. The Virginia Racing Commission also has the authority to promulgate regulations pertaining to the Company's Track facilities, equipment, safety and security measures, and controls the issuing of licenses and permits for participants in pari-mutuel racing, including Company employees at the Track and at the SWFs and the Maryland Jockey Club as manager of the Company's thoroughbred meets pursuant to the Management and Consulting Agreement. In addition, the Virginia Racing Commission must approve any acquisition or continuing ownership of a 5% or greater interest in the Company. Action by the Virginia Racing Commission that is inconsistent with the Company's business plan could have a material adverse effect on the Company.

         The licenses issued by the Virginia Racing Commission to the Company are for a period of not less than 20 years, but are subject to annual review by the Virginia Racing Commission. It is possible that such licenses will not be renewed or that such licenses could be suspended or revoked by the Virginia Racing Commission for violations of the Virginia Racing Act or Virginia Racing Commission rules. See "Business -- The Company's Licenses."

         Other State and Local Regulation. The Company, the Track and the SWFs are also subject to a variety of other laws and regulations, including zoning, construction, and land-use laws and the regulations of the Virginia Alcoholic Beverage Control Board. Such laws and regulations may affect the selection of SWF sites because of parking, traffic flow, and other similar considerations. Any interruption or termination of the Company's ability, or that of its concessionaires, to serve alcoholic beverages could have a material adverse effect on the Company.


         Federal Regulation. The Company's interstate simulcast operations are subject to the provisions of the federal Interstate Horse Racing Act, which regulates interstate off-track wagering. In order to conduct wagering on import simulcasting at the Track or any SWF, the Interstate Horse Racing Act requires the Company to obtain the consent of the Virginia Racing Commission, the consent of the racing commission of the state where the horse racing meet originates and the consent of the representative horsemen groups in the originating state. To conduct export simulcasting, the Company must obtain the consent of the Virginia Horsemen's Benevolent & Protective Association or the Virginia Harness Horse Association, as the case may be, and the Virginia Racing Commission. Also, in the case of off-track wagering to be conducted at any of the Company's SWFs, the Interstate Horse Racing Act requires the Company to obtain the approval of all currently operating horse racetracks within sixty miles of the SWF or, if there are no currently operating tracks within sixty miles, the approval of the closest operating horse racetrack, if any, in an adjoining state. Significant delay in obtaining such consents and approvals or failure to obtain such consents or approvals could have a material adverse effect on the Company.


         Future Regulation. The Company's operations may become subject to additional regulation from any of the foregoing or from other governmental bodies. Such additional regulation could have a material adverse effect on the Company.

         Compliance With Regulation. No assurance can be given that the Company will be able to obtain all necessary regulatory approvals for the operation or expansion of its business without undue delay, cost or significant conditions imposed therein, if at all. See "-- Risk of Delays in Opening the Track and the SWFs."

         Taxation

         The Company is subject to a number of federal, state and local taxes and fees. These include fees to support the Virginia Breeders' Fund, taxes payable to the Commonwealth of Virginia, taxes payable to New Kent County where the Track is located, and taxes payable to localities in which SWFs are located based upon the amount of monies wagered both at the Track and at the Company's SWFs. See "Management's Discussion and Analysis of

Financial Condition and Results of Operations -- Overview." The Company believes that the public acceptance of pari-mutuel wagering on horse races, as well as other forms of gaming, is based, in part, on the governmental revenues it generates from taxes and fees on such activities. It is possible that gaming activities, including horse racing, may become a target for additional federal, state, or local taxes and fees. A significant increase in such taxes or fees or the creation of significant additional taxes or fees could have a material adverse effect on the Company.

         Certain Income Tax Considerations Related to the Acquisition of the Track Site

         The Company will receive the property on which the Track is being constructed from neighboring landowners, subject to a right of reversion if the Company ceases to operate the Track, as licensed by the Virginia Racing Commission, within three years after transfer and subject to a deed restriction limiting its use to operation of a horse racetrack and ancillary special events unless otherwise agreed by the grantor. The Company intends to take the position that the conveyance should qualify as a nontaxable contribution to capital. Nonetheless, the Internal Revenue Service may seek to recharacterize the transaction as a taxable transfer, and there can be no assurance that a court would not agree with that characterization. If the Internal Revenue Service is successful, the Company would be obligated to pay federal income tax based upon the land's fair market value of $5,000,000 as estimated by the Company at the time of transfer (but the Company's gain on any subsequent disposition of the land would be reduced by a corresponding amount).

         Dependence on Key Personnel; Future Need to Hire Additional Qualified Personnel


         The Company believes it currently employs sufficient personnel to apply for additional SWF licenses to the Virginia Racing Commission, to staff its Chesapeake and Richmond SWFs, to oversee the development and construction of the Track, and to develop future SWF sites. As Track construction nears completion, however, the Company will need to hire additional personnel to operate the Track and to supplement its management team. The Company anticipates hiring approximately 200 full-time employees and approximately 200 part-time employees for the Track. There can be no guarantee that the Company will be able to hire such additional personnel on terms favorable to the Company or at all. In addition, Arnold W. Stansley, who has directed the operations of the Company to date, will assume a more passive role in the operations of the Company after this Offering, when it is expected he will devote no more than two days per month to the business of the Company. He will serve as Vice-Chairman of the Board of Directors and will provide management consultation and advice. The future success of the Company will depend upon the continuing active participation of Jeffrey P. Jacobs, who will serve as Chairman of the Board and Chief Executive Officer, although he is expected to devote only one-third of his time to the business of the Company, and O. James Peterson, III, the Company's President and Chief Operating Officer. Messrs. Jacobs and Peterson will enter into employment agreements with the Company to be effective upon the completion of the Reorganization. See "Management -- Directors and Executive Officers."


         Risk of New Construction/Infrastructure Completion


         The Track is anticipated to open on or prior to September 1, 1997; however, there can be no guarantee that the opening will occur by that time or that budgeted construction costs for the project will be sufficient. Major construction projects such as the Track entail significant risks, including shortages of materials or skilled labor, unforeseen engineering, environmental and/or geological problems, work stoppages, weather interference and unanticipated cost increases. Such problems, or difficulties in obtaining any of the requisite licenses, permits or authorizations from regulatory authorities, could increase the cost of or delay the construction or opening of the Track. The Company has entered into a construction agreement (the "Construction Agreement") with Norglass, Inc., an affiliate of James M. Leadbetter, a substantial shareholder of the Company, which provides among other matters, for a guaranteed maximum price of $27,075,000 for construction of the grandstand, barns, track surfaces and related sitework and Norglass, Inc.'s fee and out-of-pocket expense reimbursement. Norglass, Inc. also will provide additional work and act as construction manager for the entire Track. The total estimated cost of Norglass, Inc.'s services under the Construction Agreement is approximately $29.5 million. There can be no assurance that the Track will be completed without exceeding such guaranteed maximum price or currently estimated cost or consistent with the Company's development schedule. See "Certain Transactions." Construction expenditures not covered by this contract are estimated to be $4.9 million for Track fixtures, furniture and equipment, $1.8 million in professional fees, $1.4 million for water, sewer and road expenses, and $0.6 million for Track opening expenses. The Company anticipates that, as of the consummation of this Offering, the Company will have paid approximately $4.9 million of expenses associated with the construction, equipping and furnishing of the Track.

         Additional parties beyond the Company's control are responsible for several infrastructure improvements affecting the Track. New Kent County has agreed to widen Route 155, the road leading to the entrance of the Track's main boulevard. Similarly, pursuant to a development agreement with the Company, a grantor of the Track site will develop and construct a sewer and water system that will service the Track, with costs reimbursed by the Company not to exceed $985,000. There can be no guarantee that the widening of Route 155 and the sewer and water system will be completed consistent with the Company's development schedule.

         Potential Fluctuations in Operating Results; Seasonality

         The Company anticipates that its operating results will fluctuate from quarter to quarter because revenues may be higher during scheduled live racing than at other times of the year. Adverse weather conditions may cause cancellation of or curtail attendance at outdoor races, thereby reducing wagering. Attendance and wagering at both outdoor races and indoor SWFs may be adversely affected by holidays and other competing seasonal activities. Given that a substantial portion of the Company's expenses are fixed, the loss of scheduled racing days could adversely effect the Company's profitability. See "Business -- Seasonality and the Effects of Inclement Weather," and "Business -- Simulcasting."

         Competition


         The Company competes and will compete for wagering dollars and simulcast fees with live racing and races simulcast from horse racetracks in other states, such as Charles Town in West Virginia, Pimlico Race Course,
Laurel Park and Rosecroft Raceway in Maryland, and Delaware Park in Delaware. In addition, new racetracks could be constructed in adjacent states that would compete with the Track, or new licenses could be granted to Company competitors in Virginia. See "-- Additional Licenses May Be Granted."


         The Company will face competition from a wide range of entertainment options, including other forms of gaming, live and televised professional and collegiate sporting events, and other recreational activities. The legalization of other forms of gaming in Virginia or any neighboring states also may provide competition for the Company. The Company anticipates competition from video lottery terminals ("VLTs") and slot machines. In particular, Delaware legalized slot machines at three racetracks as of January 1, 1996 and proposed legislation increasing gaming activities, including slot machines at Maryland racetracks and SWFs, is pending before the Maryland legislature. In addition, a referendum for the legalization of VLTs was passed on November 5, 1996 in Lewistown, West Virginia, where the Charles Town racetrack is located. Although Charles Town's purses are currently significantly lower than those that the Company expects to offer, VLT revenue may substantially increase Charles Town's purses. VLTs and slot machines are prohibited in Virginia. The Company believes that the legalization of VLTs and/or slot machines in neighboring states may adversely affect its business by attracting the Company's potential SWF and Track customers and enabling other tracks to offer higher purses than the Track. It may be more difficult for the Company to attract horsemen to race at the Track if other nearby racetracks offer higher purses. See "Business -- Competition."

         Reliance Upon Virginia-Maryland Thoroughbred Racing Circuit


         The Company believes that the Management and Consulting Agreement will effectively promote thoroughbred racing in Maryland and Virginia by enhancing coordination of thoroughbred events between the two states. Pursuant to this agreement, the Maryland Jockey Club has agreed to seek permission to cease live thoroughbred racing at Pimlico Race Course and Laurel Park during the Company's thoroughbred meet, and the management team of these courses will manage the Company's thoroughbred meet. Accordingly, the Company will avoid competing directly with Maryland's thoroughbred tracks, will seek to attract horses that typically run at the Maryland tracks during such period and will benefit from the experience of the management provided by the Maryland Jockey Club. The Maryland Jockey Club has received the maximum number of race days (296) allowed under Maryland law for 1997. In requesting such race days, the Maryland Jockey Club notified the Maryland Racing Commission of its intention to close Pimlico Race Course and Laurel Park for live racing during the Company's thoroughbred meet. Although the Maryland Racing Commission's express approval is not a pre-condition to the Maryland Jockey Club not conducting live racing at such tracks during the Company's thoroughbred meet in 1997, if the Maryland Racing Commission subsequently disapproves of such action, it may penalize the Maryland Jockey Club in a variety of ways, including denying race days or imposing monetary fines. If the Maryland Jockey Club is unable (or unwilling) to cease live racing as aforesaid in future years because of actions by the Maryland Racing Commission, the Company may compete directly with thoroughbred horse racing at the Maryland tracks. Further, while the Company may be able to recoup some or all of the two percent management fee payable to the Maryland Jockey Club, the Company will need to recruit additional personnel to manage its thoroughbred meet in such event. See "Business -- Virginia-Maryland Thoroughbred Racing Circuit."

         The Maryland-Virginia Racing Circuit, Inc. is owned by Laurel Park Racing Association Limited Partnership (50%) and Pimlico Racing Association, Inc. (50%), which conduct business under the trade name The Maryland Jockey Club. A potential conflict of interest arises between the Maryland-Virginia Racing Circuit, Inc. and the Maryland Jockey Club if the Maryland Jockey Club cannot, or elects not to, cease live racing in Maryland during the Company's live thoroughbred meet. The Maryland-Virginia Racing Circuit, Inc. is responsible for managing the Company's thoroughbred meet. To the extent that it is unable to do so because the Maryland Jockey Club does not cease live racing during the Company's thoroughbred meet, it may forfeit its management fee payable by the Company and the Company will need to recruit additional personnel and take other action to manage its thoroughbred meet.

         Additional Licenses May Be Granted

         The Company was awarded the only existing unlimited licenses to own and operate a horse racetrack with pari-mutuel wagering issued by the Virginia Racing Commission. (The Maryland Jockey Club has been issued an operator's license for the limited purpose of managing the Company's thoroughbred meet.) The Company's licenses were awarded on October 12, 1994 after a competitive one-year application process involving five other applicants. The Company does not believe that an award of additional licenses in the immediate future is likely; however, the Virginia

Racing Commission has the authority to award subsequent licenses if it finds such award to be in the best interest of the Virginia horse racing industry. The issuance of any additional unlimited licenses to other parties could have a material adverse effect on the Company's financial performance. The Virginia Racing Commission also has the authority to issue limited licenses for race meets of less than 15 days. To date, the Commission has only issued limited licenses to a nonprofit organization that sponsors one day of pari-mutuel racing per year. See "Business -- The Company's Licenses."

         Decline in Live Racing Attendance at Racetracks; Future Growth Dependent on SWFs

         A substantial historic decline has occurred in attendance and wagering on live racing at racetracks nationwide. The Company believes this decline results primarily from competition from other forms of entertainment and gaming, including wagering at SWFs, and an increasing unwillingness of customers to travel a significant distance to racetracks. In light of this historical decline in on-track customers, the Company believes that its future growth is dependent upon the opening of additional SWFs to increase its total revenues. The Company intends to obtain licenses for up to four additional SWFs. The Company's wagering business, however, has a limited history. There can be no assurance that either the Chesapeake or Richmond SWFs will increase or maintain its current level of revenues, or that any or all of the additional planned SWFs will be opened, or that, if opened, they will achieve or maintain profitability. See "Business -- Satellite Wagering Facilities."

         Reliance on Independent Horse Owners; Relationship with Maryland Racing Organizations

         The Company is dependent upon its ability to attract individual horse owners to obtain and maintain a supply of race horses necessary for the Track to operate. The Company has entered into agreements with certain associations representing the Virginia thoroughbred and standardbred horse owners, pursuant to which the Company has guaranteed certain purse levels which it believes will be attractive to thoroughbred and standardbred horse owners. See "Business -- Purse Structure and Guarantees." The future success of the Company is dependent upon its maintaining a positive working relationship with such horsemen's groups and negotiating future agreements with such groups on satisfactory terms. There can be no assurance that the Company will be able to do so. To help promote its thoroughbred racing, the Company entered into the Management and Consulting Agreement with Maryland-Virginia Racing Circuit, Inc. to create a Virginia-Maryland thoroughbred racing circuit. See "Business -- Virginia-Maryland Thoroughbred Racing Circuit." The Virginia-Maryland thoroughbred racing circuit is designed to encourage Maryland horsemen who historically have run their horses at the Maryland tracks during certain time periods to send their horses to the Track. The Company and the Maryland Jockey Club have agreed to encourage such horsemen to ship their horses to the Track for its thoroughbred meet. There can be no guarantee that the Virginia-Maryland thoroughbred racing circuit will be successful, however, or that the Company's purses will be sufficient to attract horse owners to the Track.

         Control of Company; Conflicts of Interest

         Following the completion of this Offering, Jeffrey P. Jacobs, the Company's Chairman of the Board and Chief Executive Officer, will have effective voting control of the Company, directly and indirectly through a family trust and other entities, by virtue of ownership of 1,500,000 shares of Class B Common Stock, which will represent approximately 46.2% of the total voting power of the Common Stock as to matters other than any vote or approval with respect to a merger, consolidation or other business combination, or a sale of all or substantially all of the assets of the Company ("Special Voting Matters") (20.7% for Special Voting Matters). If Mr. Jacobs converts the Convertible Subordinated Note, he will own 1,950,820 shares of Class B Common Stock, which would represent approximately 52.7% of the total voting power of the Common Stock (25.3% for Special Voting Matters). The foregoing does not give effect to the exercise of options that Arnold W. Stansley and James M. Leadbetter will grant to Mr. Jacobs for up to 300,000 shares of Class A Common Stock. Mr. Jacobs is also a substantial shareholder, directly and indirectly, in other gaming companies, including, but not limited to, Jacobs Entertainment Ltd., which holds interests in a casino in Colorado and a casino in Nevada. The Company does not anticipate any conflicts of interest with such casinos; however, there can be no assurance that future activities of Mr. Jacobs or the companies in which he holds interests will not compete with the Company. Except for Special Voting Matters, Mr. Jacobs effectively controls and will be able to control all matters submitted to stockholders for a vote. See "Principal Shareholders." See also "Certain Transactions." In addition, pursuant to the Convertible Subordinated Note and the agreements of an affiliate of Mr. Jacobs in connection with the Credit Facility, Mr. Jacobs and his affiliates may be the Company's largest secured creditors, and conflicts of interest also may arise in connection with such indebtedness. See "Certain Transactions--Credit Facility."

         5% Ownership Limit; Virginia Racing Act Restrictions on Stock Ownership

No purchaser of shares in this Offering will be permitted to acquire direct or indirect ownership or control ("beneficial ownership") of 5% or more of the Company's Common Stock. The Virginia Racing Act requires that any person proposing to acquire beneficial ownership of 5% or more of the Company's shares obtain the prior approval of the Virginia Racing Commission. In addition, under the Virginia Racing Act, the Virginia Racing Commission has the authority to order a 5% or greater beneficial shareholder of the Company to dispose of his or her Common Stock of the Company if it determines that such shareholder (i) is or has been guilty of any illegal, corrupt or fraudulent act, conduct or practice in connection with horse racing in Virginia or any other state, (ii) knowingly failed to comply with the Virginia Racing Act or the Virginia Racing Commission's regulations, or (iii) has had a license or permit to hold or conduct a race meet suspended, denied for cause, or revoked. See "-- Government Regulation."

         No Prior Market for the Class A Common Stock

         Prior to this Offering, there has been no public market for the Class A Common Stock, and there can be no assurance that a regular trading market for the Class A Common Stock will develop or be sustained. The initial offering price for the Class A Common Stock will be determined through negotiation between the Company and Friedman, Billings, Ramsey & Co., Inc. as representative of the Underwriters. There can be no assurance that future market prices for the Class A Common Stock will equal or exceed the initial public offering price set forth on the cover page of this Prospectus. Recent history relating to the market prices of other newly public companies indicates that the market price of the Class A Common Stock following this Offering may be highly volatile. The market price of the Class A Common Stock could be subject to significant fluctuations in response to such factors as regulation, competitive conditions, the Company's operating results, prevailing interest rates and the markets for similar securities.

         Provisions with Possible Anti-Takeover Effect

         Certain provisions of Virginia law and the Company's Amended and Restated Articles of Incorporation could delay or impede the removal of incumbent directors or the acquisition of the Company by an outside party even if such events would be beneficial to the interests of the shareholders. Such provisions could limit the price that certain investors might be willing to pay in the future for the Class A Common Stock. Such statutory provisions include the 5% ownership limit under the Virginia Racing Act, the Virginia Affiliated Transactions statute, and the Virginia Control Share Acquisition statute. Provisions of the Company's Amended and Restated Articles of Incorporation include the two classes of Common Stock with disproportionate voting power, a staggered Board of Directors and the ability of the Company to issue up to 17 million shares of capital stock, including up to 2 million shares of preferred stock, for which the Board of Directors could establish special preferences or rights without a vote of the shareholders. See "Description of Capital Stock -- Certain Charter and Statutory Provisions," and "-- 5% Ownership Limit; Virginia Racing Act Restrictions on Stock Ownership." In addition, following the completion of this Offering, Jeffrey P. Jacobs will have direct or indirect effective voting control of the Company. See "-- Control of Company; Conflicts of Interest."

         Dividend Policy

         The Company does not anticipate paying any dividends on the Class A Common Stock in the foreseeable future, and intends to retain earnings to finance the development and expansion of its operations. See "Dividend Policy."

         Dilution

         Purchasers of the Class A Common Stock will experience immediate and substantial dilution in pro forma net tangible book value per share of Class A Common Stock of $4.65 from the initial public offering price, assuming an offering price of $10.00 per share. See "Dilution."

         Shares Eligible for Future Sale; Registration Rights

         Upon completion of this Offering, there will be 5,000,000 shares of Class A Common Stock outstanding (5,637,500 shares if the Underwriters' over-allotment option is exercised in full), of which the 4,250,000 shares of Class A Common Stock sold in this Offering are freely transferable by persons other than "affiliates" of the Company without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"). The remaining 750,000 shares of Class A Common Stock and the 2,250,000 shares of Class B Common Stock may be deemed "restricted" or "affiliate" securities within the meaning of the Securities Act and, if so, may not be sold in the absence of registration under the Securities Act or an exemption therefrom, including the exemption contained in Rule 144. No prediction can be made as to the effect, if any, that future sales of shares of Class A Common Stock will have on the market price of the shares of the Class A Common Stock prevailing from time to time. Sales of substantial amounts of Class A Common Stock in the public market following this Offering, or the possibility that such sales could occur, could adversely affect the market price of the Class A Common Stock. In connection with this Offering the Company has agreed not to issue any shares of Common Stock, and the Company's current directors, officers and all existing shareholders have agreed not to, directly or indirectly, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock for a period ending on the later of (i) 180 days following the consummation of this Offering and (ii) the date on which the Company has four SWFs (excluding SWF operations at the Track) in operation, without the prior written consent of Friedman, Billings, Ramsey & Co., Inc. In addition, the Company has granted certain registration rights to the holders of such shares. See "Shares Eligible for Future Sale," and "Certain Transactions -- Registration Rights."

                                   THE COMPANY

         Colonial Downs Holdings is a Virginia corporation organized in November 1996 to pursue opportunities for wagering and horse racing in Virginia. The Company holds the only unlimited licenses to own and operate a horse racetrack with pari-mutuel wagering in Virginia and is the only entity currently authorized to apply for licenses to own and operate SWFs in Virginia. Upon completion of this Offering and the Reorganization described below, Colonial Downs Holdings will be a holding company for Colonial LP and Stansley Racing. Colonial LP was formed on September 30, 1993, and was awarded the license to own the Track by the Virginia Racing Commission in October 1994. Stansley Racing was formed on June 3, 1994, and was awarded the license to operate the Track by the Virginia Racing Commission in October 1994. Colonial LP also holds owner's licenses for the Chesapeake, Richmond and Hampton SWFs and Stansley Racing holds the operator's licenses for those facilities. The Company was delayed in commencing construction of the Track and operation of its SWFs pending resolution of an appeal by a competitor of the award of the initial licenses to the Company. That appeal was resolved in May 1996.

         The Company opened its first SWF in Chesapeake in February 1996, opened its second SWF in Richmond in December 1996, received licenses in February 1997 for a third SWF in Hampton, and during the next 12 to 18 months intends to apply for licenses for, and to open, three additional SWFs. The Company's Track in New Kent County, Virginia, which will host thoroughbred and harness racing, is anticipated to open and begin live racing on or prior to September 1, 1997. The Company plans to conduct pari-mutuel wagering at the Track and at the Company's SWFs, on live races run at the Track or imported by simulcast from other racetracks. After it begins live racing at the Track, the Company also intends to enter into agreements for the export simulcasting of races run at the Track.

         The Company's principal executive offices are located at 3610 N. Courthouse Road, Providence Forge, Virginia 23140 and its telephone number is
(804) 966-7223.


                               THE REORGANIZATION

         The Company's licenses to own and operate the Track and its SWFs are held by Colonial LP and Stansley Racing. Stansley Management Corp. ("SMC") and CD Entertainment Ltd. each own 50% of the partnership interests in Colonial LP. CD Entertainment Ltd. is beneficially owned by Jeffrey P. Jacobs, and Gary L. Bryenton and Jeffrey P. Jacobs as Trustees. SMC is owned 68% by Arnold W. Stansley and 30% by James M. Leadbetter, with the balance held by two other individuals. Mr. Stansley also owns 70% of the outstanding capital stock of Stansley Racing and Mr. Leadbetter owns the remaining 30% of the outstanding capital stock. CD Entertainment Ltd. and Mr. Stansley each own one share of common Stock of Colonial Downs Holdings. The ownership and operating licenses held by Colonial LP and Stansley Racing are non-transferable under the Virginia Racing Act. In order to bring the licenses under the control of one entity while avoiding transfer of the licenses, Colonial Downs Holdings will become a holding company for Colonial LP and Stansley Racing pursuant to an Agreement and Plan of Reorganization (the "Plan of Reorganization"). Pursuant to the Plan of Reorganization, which will occur prior to the consummation of this Offering, Colonial Downs Holdings will acquire a 99% limited partner interest in Colonial LP from SMC (which will be merged into Colonial Downs Holdings) and CD Entertainment Ltd., and 100% of the outstanding stock of Stansley Racing from Messrs. Stansley and Leadbetter, in exchange for an aggregate of 750,000 shares of its Class A Common Stock and 2,250,000 shares of its Class B Common Stock. Also pursuant to the Plan of Reorganization, Stansley Racing will acquire a 1% general partner interest in Colonial LP. The Virginia Racing Commission has approved the Reorganization, as required by the Virginia Racing Act. The transactions described in the Plan of Reorganization are collectively referred to herein as the "Reorganization."

         As a result of the Reorganization, the Company will own, directly or through its wholly owned subsidiaries Colonial LP and Stansley Racing, the ownership and operating licenses for the Track and the Chesapeake and Richmond SWFs, the real property on which the Richmond SWF will be located, the 345 acres on which the Track is being constructed, the Track facilities and certain related infrastructure, and the rights under various agreements described in this Prospectus.

                                 USE OF PROCEEDS

         The net proceeds to the Company from the sale of the 4,250,000 shares of Class A Common Stock offered in this Offering are estimated to be approximately $38.9 million (assuming an initial public offering price of $10.00 per share) after deducting estimated underwriting discounts and estimated expenses of this Offering.

         The Company plans to use the net proceeds of this Offering, the Credit Facility and the issuance of the Convertible Subordinated Note (i) for completion and operation of the Track; (ii) to acquire, renovate and/or equip SWFs; (iii) to repay interim financing provided by and fees owed to certain shareholders totaling $7.5 million; and (iv) for working capital and other general corporate purposes, such as marketing activities, and other development and operating costs.

         Pending the application of proceeds for these uses, the Company intends to invest the net proceeds from this Offering in interest-bearing bank accounts, United States government securities, certificates of deposit of major banks or high grade commercial paper.

Financing Plan

         A brief description of the Company's financing plan through March 1998 is set forth below. The financing plan includes the Company's present expectations regarding the sources of necessary funding and assumes completion of this Offering on March 15, 1997. See "Risk Factors -- Financing Requirements."


                                                        $ (millions)         % of Total
         Sources:
              Net proceeds from this Offering (1).......    $  38.9              72.0%
              Credit Facility (2).......................        9.6              17.8
              Convertible Subordinated Note.............        5.5              10.2
                                                            -------             ------
                 Total                                      $  54.0             100.0%
                                                            =======             ======
         Uses:
              Completion of construction, equipping
                and furnishing of the Track(3)..........      $33.3              61.7%
              Acquisition, renovation and equipping
               of SWFs..................................        6.3              11.7
              Payment of interim financing owed to
               certain shareholders(4)..................        7.2              13.3
              Funding of purse accounts(5)..............        2.2               4.1
              Working capital...........................        4.7               8.7
              Management fees(6)........................        0.3               0.5
                                                            -------             -----
                 Total                                      $  54.0             100.0%
                                                            =======             =====

         ----------------------
         (1) Net proceeds from this Offering are net of approximately $3.6 million of estimated offering expenses.

         (2) Net proceeds from the Credit Facility assumes that such facility will be provided by an institutional lender and are net of approximately $400,000 of estimated expenses. Prior to the consummation of this Offering and prior to the closing of the Credit Facility, certain affiliates of Mr. Jacobs will provide a $6.5 million irrevocable letter of credit and will leave outstanding $3.5 million of interim financing described in footnote
             (3) below. On closing of the Credit Facility, the letter of credit will be withdrawn and the amounts drawn under the letter of credit and the remaining $3.5 million of interim financing will be repaid from the proceeds of the Credit Facility.

         (3) Includes a $125,000 deferred consulting fee due to Premier One
             Development Co., an affiliate of Mr. Jacobs.


         (4) Interim financing includes loans and other credit facilities aggregating $6.5 million from CD Entertainment Ltd. ($4.4 million accumulated from June 1996 to December 1996, and projected $2.1 million from January 1997 to March 1997), of which $3.0 million will be paid from this Offering and the proceeds of the Convertible
             Subordinated Note, loans aggregating $386,788 from Arnold W.
             Stansley (accumulated from inception, September 1993, to February
             1996), and loans aggregating $311,994 from Norglass, Inc.(accumulated from inception, September 1993, to February 1996).
             See "Certain Transactions."

         (5) Upon funding of the purse accounts, letters of credit provided by CD Entertainment Ltd., as support for the Company's purse funding obligation, will be terminated.

         (6) Deferred management fees due to Stansley Racing.

                                       17

                                 DIVIDEND POLICY

         The Company does not anticipate paying any dividends on any class of its Common Stock in the foreseeable future and intends to retain earnings to finance the development and expansion of its operations. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, the financial condition of the Company and general business conditions.

                                 CAPITALIZATION

         The following table sets forth as of December 31, 1996 (i) the actual capitalization of the Company after giving effect to the Reorganization and (ii) the capitalization of the Company as adjusted to reflect the net proceeds from this Offering, borrowing by the Company of $10 million under the Credit Facility and the issuance of the Convertible Subordinated Note. See
"Use of Proceeds." This table should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this Prospectus.



                                                                             December 31, 1996
                                                                            -------------------
                                                                       Actual              As Adjusted(1)
                                                                      ------              --------------
                                                                               (In thousands)


         Current portion of long-term debt .......................    $   49                 $    49
         Current portion of notes payable to shareholders.........     1,638                      --
         Long-term debt ..........................................        42                  10,042
         Long-Term Notes payable to shareholders..................     3,448                   5,500
         Shareholders' equity:
             Preferred stock, $.01 par value,
               2,000,000 shares authorized, none issued...........       --                      --
             Common Stock, Class A $.01 par value, 12,000,000
               shares authorized; 750,000 shares issued (actual)
              and 5,000,000 shares issued (as adjusted)...........         7                      50
             Common stock, Class B, $.01 par value, 3,000,000
               shares authorized; 2,250,000 shares issued (actual)
               and 2,250,000 shares issued (as adjusted)..........        23                      23
             Additional paid-in capital...........................     1,966                  40,823
             Retained earnings (deficit)..........................    (1,001)                 (1,001)
                                                                      ------                 -------
             Total stockholders' equity...........................       995                  39,895
                                                                      ------                 -------
         Total capitalization.....................................    $6,172                 $55,486
                                                                      ======                 =======

---------------
(1) Gives effect to this Offering, borrowing by the Company of $10 million under the Credit Facility and the issuance of the Convertible Subordinated Note as if each had occurred as of December 31, 1996.

                                    DILUTION

         As of December 31, 1996, the Company had a negative net tangible book value of $126,417 or approximately $.04 per share. After giving effect to the sale of the Class A Common Stock offered by the Company hereby and the application by the Company of the estimated net proceeds of this Offering, the Credit Facility and the issuance of the Convertible Subordinated Note as described in "Use of Proceeds," the pro forma net tangible book value of the Company as of December 31, 1996 would have been $38,773,583, or $5.35 per share of Common Stock. This represents an immediate increase in pro forma net tangible book value of $5.39 per share of Common Stock to the current shareholders and an immediate dilution in pro forma net tangible book value per share of Common Stock of $4.65 after the completion of this Offering from the price per share paid by purchasers in this Offering. The following table illustrates this dilution:




Assumed initial public offering price per share of Class A Common Stock (1)............                  $10.00
     Net tangible book value per share of Common Stock as of
     December 31, 1996, before this Offering (2).......................................      $(0.04)
     Increase attributable to this Offering.............................................     $ 5.39
                                                                                             ======
Pro forma net tangible book value per share of Common Stock
     after this Offering................................................................                  $5.35
                                                                                                          =====
Dilution per share of Class A Common Stock to purchasers of
     Class A Common Stock in this Offering..............................................                  $4.65
                                                                                                          =====

------------------------
(1) Before deduction of underwriting discounts and concessions and estimated offering expenses.

(2) Net tangible book value per share is determined by dividing the net tangible book value of the Company (total assets less intangible assets less total liabilities) by the number of shares of Common Stock outstanding.


         The following table sets forth as of December 31, 1996, on a pro forma basis after giving effect to this Offering: (i) the total number of shares of Common Stock held by the current shareholders, the total consideration given for such shares and the average price per share paid or invested in the Company for such shares; (ii) the total number of shares to be purchased from the Company, the total consideration for such shares and the average price per share to be paid by new investors purchasing such shares in this Offering; and (iii) the percentage of shares purchased and the percentage of total consideration paid by the current shareholders and the new investors.




                                       Shares Purchased             Total Consideration
                                       ----------------             -------------------
                                         (thousands)                    (thousands)              Average
                                                                                                  Price
                                    Number       Percent           Amount        Percent        Per Share
                                    ------       -------           ------        -------        ---------
Current Shareholders.............   3,000          41.4%          $  1,996         4.5%           $0.67
New Investors....................   4,250          58.6%            42,500        95.5%          $10.00
                                    -----         -----             ------        ----
         Total...................   7,250         100.0%          $ 44,496       100.0%
                                    =====         =====             ======       =====


                    SELECTED FINANCIAL AND OPERATING DATA(1)

         The following selected consolidated financial data of the Company for the years ended December 31, 1996, 1995, 1994, and 1993, except for Operating Data, are derived from financial statements that have been examined by BDO Seidman, LLP, independent certified public accountants, adjusted as described in the notes below. The selected consolidated financial data should be read in conjunction with the consolidated financial statements, and related notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included herein.

           (In thousands, except share, per share, per capita, days of operation, and attendance data)



                                                            Year ended December 31,
                                                            -----------------------
                                              1996            1995           1994         1993(2)
                                              ----            ----           ----         ----
Income Statement Data:
Revenues:
   Pari-mutuel commissions -
     Import simulcasting............      $    7,745       $       --     $       --     $      --
   Other related revenues...........             782               --             --            --
                                          ----------       ----------     ----------     ---------
Total revenues......................           8,527               --             --            --
                                          ----------       ----------     ----------     ---------
Direct operating expenses
   Direct expense of import
   simulcasting.....................           4,582               --             --            --
   Other direct operating expenses             2,691               --             --            --
                                          ----------       ----------     ----------    ----------
Total direct operating expense                 7,273               --             --            --
                                          ----------       ----------     ----------    ----------
   General and administrative.......           1,438              315             19            17
   Depreciation and amortization                 284                3             --            --
                                          ----------       ----------     ----------    ----------
Loss from operations................            (468)            (318)           (19)          (17)
Other interest income...............               6               --             --            --
Interest expense....................            (183)              (2)            --            --
                                          ----------       ----------     ----------    ----------
Net loss............................      $     (645)      $     (320)    $      (19)   $      (17)
                                          ==========       ==========     ==========    ==========
Net loss per share (3)..............      $    (0.22)      $    (0.11)    $    (0.01)   $    (0.01)
Weighted average number of shares
   outstanding......................       3,000,000        3,000,000      3,000,000     3,000,000
Pro forma net loss per share(4).....      $    (0.13)              --
Pro forma weighted average number
   of shares outstanding............       3,555,847               --



                                               At December 31, 1996            At December 31,
                                                ---------------------           ---------------
                                              Actual    As Adjusted(5)        1995           1994         1993
                                              ------    --------------        ----           ----         ----
Balance Sheet Data:
Current assets......................      $    1,765       $   50,468      $   330       $    2        $   --
Total assets........................          12,176           61,280        3,142          667           227
Working capital.....................          (5,926)          45,474       (1,589)        (669)         (213)
Short-term debt, including
 current portion of long-term debt..           1,686               49          632          671           213
Long-term debt, excluding
 current portion....................           3,491           15,542        1,548           --            --
Total liabilities...................          11,181           21,385        3,467          671           213
Shareholders' equity................             995           39,895         (325)          (4)           14


                                                            Year Ended
                                                        December 31, 1996
                                                        -----------------
Other Data:
EBITDA(6).................................                $    (184)

Net cash provided (absorbed) by:
     Operating activities.................                    2,285
     Investing activities.................                   (5,997)
     Financing activities.................                    4,761



                                                       From Opening Day
                                                   Through December 31, 1996
                                                  ----------------------------
                                                  Chesapeake SWF  Richmond SWF
                                                  --------------  ------------
Operating Data:
Days of operation....................                   317              21
Total pari-mutuel wagering
  (in thousands).....................              $ 33,561         $ 3,391
Average daily wagering (in thousands)              $    106         $   161
Total attendance.....................               160,579          17,493
Average daily attendance.............                   507             833
Average daily per capita wager.......                   209             194

----------------
(1) The consolidated financial statements of the Company include entities which prior to the Reorganization were affiliated through common ownership and control. See "The Reorganization."

(2) From inception on September 30, 1993 to December 31, 1993.

(3) Based on 3,000,000 shares of Common Stock outstanding before this Offering.


(4) Reflects the per share data and weighted average number of shares outstanding giving effect to the issuance of only that number of shares needed to generate the portion of the net proceeds used to repay the $5.1 million of debt actually outstanding at December 31, 1996, and elimination of interest expense thereon, as if the repayment had occurred at the beginning of the latest year.


(5) As adjusted to reflect (i) the sale of 4,250,000 shares of Class A Common Stock by the Company and the application of the net proceeds therefrom, (ii) borrowing by the Company of $10 million under the Credit Facility, and (iii) proceeds of $5.5 million from the Convertible Subordinated Note.


(6) EBITDA consists of the sum of the Company's net income (loss), net interest expense and depreciation and amortization. EBITDA data are unaudited and are presented because such data are used by certain investors to determine the Company's ability to meet debt service requirements. The Company considers EBITDA to be an indicative measure of the Company's ability to service debt and fund capital expenditures. However, such information should not be considered as an alternative to net income (loss), operating profit, cash flows from operations, or any other operating or liquidity performance measure prescribed by generally accepted accounting principles. EBITDA is not a measurement under generally accepted accounting principles and may not be comparable to other similarly titled measures presented by other companies. Cash expenditures for various long-term assets and interest expense have been, and will be, incurred which are not reflected in the EBITDA presentation.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with the selected financial information and the Company's consolidated financial statements and the notes thereto appearing elsewhere in this Prospectus.

Overview

         The Company has incurred losses since its organization and anticipates that it will continue to incur losses until the Track is completed and operating and four SWFs are operating, as is anticipated to occur on or prior to September 1, 1997. However, the Company may continue to incur losses thereafter.

         The Company's revenues currently are derived from: (i) pari-mutuel commissions from wagering on races broadcast from out-of-state racetracks to the Company's Chesapeake and Richmond SWFs using import simulcasting; (ii) admissions fees, program, racing form and tip sheet sales, and certain other ancillary activities at the Chesapeake and Richmond SWFs; and (iii) rent from food and beverage sales and concessions at the Chesapeake and Richmond SWFs. Upon the opening of the Track and additional SWFs, the Company expects to derive additional revenue from (i) wagering on races at the Track and at the Company's SWFs; (ii) admissions fees, program, racing form and tip sheet sales, and certain other ancillary activities; (iii) rent from food and beverage sales and concessions; and (iv) fees from wagering at out-of-state locations on races run at the Track using export simulcasting. The Company operates in a single industry segment.

         The amount of revenue the Company earns from each wager depends on where the race is run and where the wagering takes place. Revenues from import simulcasting of out-of-state races and from wagering at the Track and at the SWFs on races run at the Track consist of the total amount wagered at the Company's facilities, less the amount paid as winning wagers. The percentage of each dollar wagered on horse races that must be returned to the public as winning wagers (typically approximately 80%), is legislated by the state in which a race takes place. Revenues from export simulcasting will consist of amounts payable to the Company by the out-of-state racetracks and the SWFs with respect to wagering on races run at the Track.

         The Company's operating expenses have included or will include (i) purses payable to the horsemen for races run at the Track, (ii) commissions payable to other racetracks with respect to wagering at their facilities on races run at the Track (iii) amounts payable to host racetracks for import simulcast races (approximately 3% of amounts wagered on such races at the Company's SWFs), (iv) a management fee of 2% of amounts wagered (other than on standardbred races run at the Track) payable to the Maryland Jockey Club, which fee represents approximately 10% of the Company's revenues from wagering, (v) pari-mutuel taxes payable to Virginia (approximately 1.6% of all amounts wagered), New Kent County (approximately 0.4% of all amounts wagered) and the SWF's locality (approximately 0.4% of all amounts wagered at that locality),
(vi) 1.0% of all amounts wagered payable to the Virginia Breeders Fund, (vii) totalisator, video and audio expenses at the Company's SWFs, (viii) direct salaries, payroll and benefit expenses and (ix) other direct and indirect operating expenses. Historically, the Company has included management fees paid to Stansley Racing as an operating expense (which have been accrued and will be paid out of the proceeds of this Offering).


         The Maryland Jockey Club management fee is compensation for services provided under the Management and Consulting Agreement, including the management of the Company's thoroughbred meet. The Company will also pay a pro rata share (based upon the duration of the thoroughbred meet) of the salaries of those employees of the Maryland Jockey Club that participate in managing the live thoroughbred racing at the Track. The Company will bear all expenses associated with the thoroughbred meet. The Management and Consulting Agreement will remain in effect for so long as the Company owns, controls or operates the Track, not to exceed a term of 50 years. At the Company's option, the Company may terminate the agreement any time after 25 years upon payment of a fee equal to 17 times the average management fee paid during the three years immediately preceding such termination.



         The Maryland-Virginia Racing Circuit, Inc. is owned by Laurel Racing Association Limited Partnership (50%) and Pimlico Racing Association, Inc. (50%), which conduct business under the trade name The Maryland Jockey Club. A potential conflict of interest arises between the Maryland-Virginia Racing Circuit, Inc. and the Maryland Jockey Club if the Maryland Jockey Club cannot, or elects not to, cease live racing in Maryland during the Company's live thoroughbred meet. The Maryland-Virginia Racing Circuit, Inc. is responsible for managing the Company's thoroughbred meet. To the extent that it is unable to do so because the Maryland Jockey Club does not cease live racing during the Company's thoroughbred meet, it may forfeit its management fee payable by the Company and the Company will need to recruit additional personnel and take other action to manage its thoroughbred meet.


         The Maryland Racing Commission has issued a license for race days for 1997 to the Maryland Jockey Club. In its request for race days, the Maryland Jockey Club noted its intention to cease live racing at Pimlico Race Course and Laurel Park during the thoroughbred meet at the Track. Although the Maryland Racing Commission's express approval is not a pre-condition to the Maryland Jockey Club not conducting live racing at such tracks during the Company's thoroughbred meet in 1997, if the Maryland Racing Commission subsequently disapproves of such action, it may penalize the Maryland Jockey Club in a variety of ways, including denying race days or imposing monetary fines. If in the future the Maryland Racing Commission discourages the cessation of thoroughbred racing at Pimlico Race Course or Laurel Park during the Company's meets, the Company may compete directly with the Maryland tracks and will rely upon its purse structure, unique turf track and the timing of its race meet to attract quality thoroughbred horses. Further, depending upon the basis for the Maryland Jockey Club's inability to close its tracks or provide management, the Company may recoup some or all of the 2% management fee payable under the Management and Consulting Agreement.

         In addition to other services, the Management and Consulting Agreement provides for reciprocal simulcasting of live races. Pursuant to the agreement, the Company receives simulcasts of races at Laurel Park and Pimlico Race Course free of charge in exchange for simulcast of races at the Track. If the Management and Consulting Agreement is terminated, the Company would need to negotiate a fee for the receipt of simulcast races from Pimlico Race Course and Laurel Park. The fee for such import simulcasting is typically 3% of the amounts wagered on such races (representing approximately 2% of the Company's revenues from total simulcast wagering) at the Company's SWFs and Track on such races.


         Minimum purses for live racing at the Track during its first two years have been agreed with the Virginia Horsemen's Benevolent and Protective Association ("VaHBPA") and the Virginia Harness Horse Association ("VHHA") pursuant to SWF agreements. Pursuant to these agreements, the Company has agreed, among other things, to make annual contributions or loans to the purse accounts of not less than $4.5 million for thoroughbred races and $2.5 million for standardbred races. After the Company has realized after-tax net income of $1 million in the first year, and $3 million in the second year, the Company will share net income equally with the purse accounts. Contributions to the purse accounts under the SWF agreements amount to approximately 26.25% of revenues from wagering (after payment of winning wagers) for thoroughbreds and approximately 25% of revenues from wagering (after payment of winning wagers) for standardbreds. See "Purse Structure and Guarantees."

         The Track is being constructed on approximately 345 acres approximately 25 miles east of Richmond and approximately 25 miles west of Williamsburg. The Company will own the Track site upon consummation of the Offering subject to the reversionary rights of the grantors, which may be exercised if the Company fails to complete, open and operate for three years a racetrack licensed by the Virginia Racing Commission and subject to the limitation that the site may only be used for operating a horse racetrack and ancillary speed events unless otherwise agreed by the grantor. Exercise of the reversion would arise only if the Company lost its licenses to own and operate a racetrack, which would also result in the loss of the SWF licenses under current law.

         Executives of the Company will be employed pursuant to two-year employment agreements and receive a salary plus expenses associated with travel and membership in horsemen and trade associations. See "Management -- Executive Compensation."

Results of Operations


Year Ended December 31, 1996 Compared to the Year Ended December 31, 1995


         The following table sets forth certain consolidated income statement data and such data as a percentage of total revenues.




                                               (In thousands, except share and per share data)

                                                          Percent of                               Percent of
                                   December 31, 1996    Total Revenues     December 31, 1995    Total Revenues
                                   ------------------   --------------     ------------------    --------------

Revenues:
   Pari-mutuel commissions -
     Import simulcasting.......        $    7,745              90.8%             $   --                --
   Admissions..................               215               2.5%                 --                --
   Programs....................               361               4.2%                 --                --
   Rental income...............                85               1.0%                 --                --
   Miscellaneous...............               121               1.5%                 --                --
                                       ----------             -----              ------              ----
     Total revenues............             8,527             100.0%                 --                --
                                       ----------             -----              ------              ----
Direct operating expenses:
   Purses, awards, and
     breeders fund fees........             2,316              27.2%                 --                --
   Pari-mutuel taxes...........               947              11.1%                 --                --
   Simulcast and totalisator
     expenses..................             1,319              15.5%                 --                --
   Direct salaries, payroll
     tax and benefits..........             1,160              13.6%                 --                --
   Other direct operating
     expenses..................               792               9.3%                 --                --
   Management fees paid to
     Maryland Jockey Club......               739               8.7%                 --                --
                                       ----------              ----              ------              ----
     Total direct operating
       expenses...............              7,273              85.4%                 --                --
                                       ----------             -----              ------              ----
General and administrative
   expenses....................             1,438              16.8%                315                --
Depreciation and amortization..               284               3.3%                  3                --
                                       ----------              ----              ------              ----
Loss from operations...........              (468)              5.5%               (318)               --
Other interest income..........                 6               0.0%                 --                --
Interest expense ..............              (183)              2.1%                 (2)               --
                                       -----------             ----              ------              ----
Net loss.......................        $     (645)              7.6%             $ (320)               --
                                       ===========             ====              ======              ====
Net loss per share(2)..........        $    (0.22)                               $(0.11)
Weighted average number of
   shares outstanding..........         3,000,000                             3,000,000


---------------------
(1) The consolidated financial statements of the Company include entities which prior to the Reorganization were affiliated through common ownership and control. See "The Reorganization."
(2) Based on 3,000,000 shares of Common Stock outstanding prior to the consummation of this Offering.

         The following table sets forth certain operating data for the Chesapeake SWF for the period from February 17, 1996, when it opened, through December 31, 1996 and for the Richmond SWF for the period from December 10, 1996, when it opened, through December 31, 1996.

                                              Chesapeake SWF  Richmond SWF
                                              --------------  ------------
     Days of operation....................             317              21
     Total pari-mutuel wagering
      (in thousands)......................        $ 33,561         $ 3,391
     Average daily wagering (in thousands)        $    106         $   161
     Total attendance.....................         160,579          17,493
     Average daily attendance.............             507             833
     Average daily per capita wager.......             209             194


         For the year ended December 31, 1996, the Company's operating results reflect the opening of the Chesapeake SWF in February 1996 and the Richmond SWF in December 1996. For the operating period of February 17, 1996 through December 31, 1996, the Company had total revenues of $8.5 million and total operating expenses of $9.0 million. The Company's pari-mutuel commissions from import simulcasting were approximately 21% of the amount wagered at the Chesapeake and Richmond SWFs ($7.7 million), representing 317 days of operation of the Chesapeake SWF with an average daily attendance of 507 and an average daily per capita wager of $209, and 21 days of operation of the Richmond SWF with an average daily attendance of 833 and an average daily per capita wager of $194. The Company's other revenue from the sale of racing programs, admissions, and other miscellaneous items was approximately $0.8 million over the same period.

         The Company's operating expenses included (i) purses payable to the horsemen of $1.9 million (approximately 5.2% of all amounts wagered), (ii) host fees paid for import simulcast races of $1.0 million (approximately 2.8% of all amounts wagered), (iii) management fees paid to the Maryland Jockey Club of $0.7 million (approximately 2.0% of all amounts wagered), (iv) pari-mutuel taxes paid the Commonwealth of Virginia and its localities of $0.9 million (approximately 2.6% of all amounts wagered), (v) breeders fund fees of $0.4 million (1% of all amounts wagered), (vi) salaries and payroll expense of $1.2 million (approximately 3.0% of all amounts wagered), and (vii) other direct operating expenses of $2.9 million, consisting of such items as utilities, maintenance, leases, advertising, legal, accounting and supplies (approximately 7.8% of all amounts wagered).

         After depreciation, amortization, and interest expense, the Company had a net loss of $0.6 million for the year ended December 31, 1996. However, because the principal components of the Company's general and administrative expenses are relatively fixed, the Company's current level of general and administrative expenses, which were approximately $1.4 million in 1996, are not expected to increase significantly with the opening of the Track and the remaining SWFs. The Company plans to open the Hampton SWF, an additional SWF, and the Track on or prior to September 1, 1997 and the two remaining SWFs by March 1998. As these additional SWFs are located in new markets within the state not easily serviced by the existing SWFs, the Company expects to generate additional revenue. Accordingly, the Company expects that general and administrative expenses will decline significantly as a percentage of total revenue after the Company opens additional SWFs.


          Prior Fiscal Years

         The Company had no meaningful operations prior to the opening of the Chesapeake SWF in February 1996. The Company had four employees before staffing the Chesapeake SWF; after its opening, the Company had approximately 160 employees. As a result, the Company reported no revenue from its inception on September 30, 1993 until February 1996. The Company incurred costs since its inception in obtaining the licenses and developing the Track and the SWFs. The majority of costs specific to the acquisition and development of the Chesapeake SWF were incurred in fiscal 1995, whereas those relating to the Richmond SWF generally were not incurred until 1996.

Liquidity and Capital Resources


         Funding to Date. Historically, the Company's primary sources of liquidity and capital resources have been cash flow from operations of the Chesapeake SWF, capital contributions from its partners and shareholders, and borrowings from related parties. From December 31, 1995 to December 31, 1996, the Company's cash position increased from $0.3 million to $1.4 million. Net cash provided by operating activities for the year ended December 31, 1996 totaled $2.3 million, which came from increased accounts payable, accrued expenses, and purses owed to horsemen. Upon the consummation of this Offering, the Company plans to deposit up to $2.2 million from the proceeds of this Offering into the horsemen's purse accounts. CD Entertainment Ltd., Arnold W.

Stansley, and Norglass, Inc. each have outstanding loans to the Company aggregating $6.5 million, $386,788 and $311, 994, respectively, each of which will be repaid from the proceeds of this Offering or the Credit Facility. See "Use of Proceeds."

         The Company's primary uses of funds have been expenditures relating to securing licenses for the Track and SWFs, coverage of operating costs, and capital improvements at the Track and SWFs. Since inception (September 30, 1993) the Company expended approximately $0.9 million relating to securing licenses for the Track and the SWFs. In addition, since inception the Company expended $9.4 million for property, equipment, development and construction of the Track and the Chesapeake and Richmond SWFs.

         Capital expenditures during 1995 totaled $1.6 million, and for the year ended December 31, 1996 totaled $7.5 million. The Company's capital expenditures from inception through December 31, 1996 reflect approximately: (i) $1.5 million to develop, construct, and equip the Chesapeake SWF; (ii) $1.5 million for the purchase of the Richmond SWF, with renovation and equipment expenditures of $1.2 million, which resulted in a total Richmond SWF investment of $2.7 million; and
(iii) $5.2 million towards the development and construction of the Track.


         Current Funding Requirements. In addition to the funds provided by this Offering, the Company will require approximately $10 million of financing to be used to construct the Track, acquire, construct, equip and open additional planned SWFs, to repay interim financing and for general corporate purposes. Diversified Opportunities Group Ltd. ("Diversified"), an affiliate of Mr. Jacobs, will deliver prior to the consummation of the Offering a $6.5 million irrevocable letter of credit to be used by the Company to meet its current funding requirements and CD Entertainment Ltd. will keep in place $3.5 million of existing financing. It is expected that the $6.5 million letter of credit will be replaced by a $10 million credit facility from either an institutional lender or by Diversified prior to the opening of the Track and such $3.5 million of existing financing will be repaid from such credit facility. Although the Company has not yet signed a firm commitment letter for such financing with an institutional lender, pursuant to an Agreement for Provision of Credit, Diversified has agreed to provide the Company guarantees, a pledge of its assets or other forms of security to assist the Company in securing such financing. If the Company is unable to obtain such financing, Diversified has agreed to loan the Company $10 million. Diversified's obligations are guaranteed by Mr. Jacobs. For a description of the principal terms of such letter of credit and financing, see "Description of Certain Indebtedness--Credit Facility."

         Substantially all of the Company's assets are pledged to secure the Company's loans and loans of certain affiliates. Upon payment of the loans with proceeds from this Offering or the Credit Facility, the liens will be released and will be replaced by liens securing the Company's obligations under the Credit Facility. The proceeds from this Offering, the Credit Facility and the issuance of the Convertible Subordinated Note to CD Entertainment Ltd., the Company's principal shareholder, are expected to provide the Company net proceeds of approximately $54 million. The Company has projected the capital expenditures required to complete the construction of the Track to be $33.3 million, including the necessary furniture and equipment, and funds required for the acquisition and/or the renovation and equipping of the four additional SWFs to be $6.3 million. The Company believes that the proceeds of this Offering, the Convertible Subordinated Note and the Credit Facility or interim letter of credit, together with cash generated from operations, will be sufficient to complete construction of and equip and furnish the Track, acquire, construct, equip and open four additional SWFs and satisfy its working capital requirements for the foreseeable future. In addition, the Company has projected the full funding of the thoroughbred and standardbred purses, consisting of guaranteed aggregate annual purses of $4.5 million and $2.5 million, respectively (see "Business -- Purse Structure and Guarantees"), based on the opening schedule of the additional SWFs. The Company has included in the use of such proceeds an amount of $2.2 million to cover any potential shortfall due to delays in opening the remaining SWFs. See "Use of Proceeds." See also "Description of Certain Indebtedness."

         Historically, the Company has operated with a working capital deficit. As of December 31, 1996, the Company had a working capital deficit of $5.9 million. Such deficit will be eliminated upon the consummation of this Offering.

         The Company has outstanding five letters of credit. Two letters of credit in the amount of $500,000 each secure the Company's obligations under the Performance Guarantee Agreement with the Virginia Racing Commission. See "Risk Factors -- Risk of Delay in Commencement of Live Racing; Possible Loss of SWF Licenses" An additional $200,000 letter of credit secures the Company's obligations under certain erosion control bonds related to construction of the Track. These letters of credit are personally guaranteed by Messrs. Stansley and Leadbetter, who will be released from these guarantees upon the consummation of this Offering. These letters of credit will remain outstanding until the Track is complete and open for racing. Finally, an affiliate of Mr. Jacobs has issued on behalf of the Company letters of credit aggregating $1.8 million to the VaHBPA and the VHHA to secure the Company's payment to certain joint accounts to be used to fund purses for live racing. These letters of credit may be drawn upon by the VaHBPA or VHHA to fund such accounts by March 31, 1997 pursuant to the terms of certain SWF agreements between the Company and the VaHBPH and VHHA, respectively. These letters of credit will be canceled upon consummation of the Offering and the use of proceeds to fund such joint purse accounts.


                                    BUSINESS

         The Company was organized to pursue opportunities for horse racing and pari-mutuel wagering in Virginia. The Company is the only entity that has been awarded unlimited licenses to own and operate a horse racetrack with pari-mutuel wagering in Virginia and as such is the only entity currently eligible to apply for licenses to own and operate SWFs in Virginia. The Company plans to conduct thoroughbred and standardbred racing at a racetrack that it is currently constructing in New Kent County, Virginia. The Company also intends to conduct pari-mutuel wagering at the Track and at its SWFs on races run at the Track and on races that the Company shows via import simulcasting. After it begins live racing at the Track, the Company intends to increase its revenues by entering into agreements to simulcast races run at the Track to out-of-state racetracks, SWFs, casinos and other gaming facilities.

         The Company's plan is to open additional SWFs as soon as possible, and to promote a successful inaugural 1997 season at the Track. The Company will seek to increase the number of venues for pari-mutuel wagering while simultaneously increasing the number of races available for simulcast. The Company may seek legislative changes to allow more than six SWFs in Virginia. In addition, the Company will actively seek out export simulcast opportunities in other states. In the future, the Company plans to promote attendance and wagering business at the Track and its SWFs by introducing additional entertainment activities, including family fun days, premium giveaway programs, contests and special events.

Satellite Wagering Facilities

         Chesapeake. The Chesapeake SWF opened on February 17, 1996. During the period ended January 31, 1997, the Chesapeake SWF has had average daily attendance of 500 patrons, average daily wagers of $105,000, and total wagers of approximately $36,600,000.

         The Company's Chesapeake SWF is a 15,000 square foot facility featuring wagering, racing and wagering information, a modern lounge area, state-of-the-art television and video monitors, as well as food and beverage services. It is accessible by nearby highways and major thoroughfares and offers patrons free parking. The facility contains a sports bar area in which patrons can watch and wager on horse races and watch other sporting events. A grandstand area provides seating for patrons where they may also watch and wager on horse races. Patrons may select from a variety of food and beverage options, from concession-style sandwiches and salads, to full service dining. The Chesapeake SWF is equipped with state-of-the-art simulcast technology and a total of approximately 170 television screens, including approximately seven large screen televisions for viewing races. The Company leases the premises in which the Chesapeake SWF is located pursuant to a lease expiring in May 2000, subject to two 5-year renewal terms at the option of the Company.

         Richmond. The Company's Richmond SWF opened on December 10, 1996, in the west end of Richmond, the capital of Virginia. The 19,700 square foot Richmond facility offers similar amenities and services to those offered by the Chesapeake SWF, described above. The Richmond facility is accessible by Interstate 64 and by public transportation and offers patrons free parking. The Company acquired the Richmond facility for $1.5 million in July 1996 and has made an additional investment of approximately $1.2 million to refurbish, renovate and equip the facility. During the first 52 days of operation, the facility has had average daily attendance of 785 customers, average daily wagering of $162,000 and pari-mutuel wagering of approximately $8,400,000.


         Hampton and Brunswick County. The Company received in February 1997 the necessary licenses to own and operate a third SWF in Hampton. The Company expects to apply in March 1997 for the necessary licenses to own and operate a fourth SWF in Brunswick County (in southern Virginia, on the North Carolina border). The referenda approving SWFs in Brunswick County expires in November 1997. The Company will custom design and construct the Hampton and Brunswick County SWFs and plans to make similar amenities and services available at these facilities as are available at its Chesapeake SWF described above. The proposed sites for these SWFs are convenient to major thoroughfares. The Company expects to open the Hampton and Brunswick County SWFs by June 1997, provided that it obtains the licenses for the Brunswick County SWF in a timely manner. There can be no assurance that the licenses will be obtained for this facility consistent with the Company's development schedule or at all.

         Two Additional SWFs. Under Virginia law, the Company is eligible to apply for licenses to own and operate up to a total of six SWFs, leaving two SWFs in addition to the current Chesapeake and Richmond, and planned Hampton and Brunswick County SWFs. See "-- The Company's Licenses." The Company may apply for SWF licenses only in those Virginia localities which have passed a referendum approving the location of a SWF within their boundaries. A SWF license must be issued for a locality within five years of the date of the approving referendum. In addition to the localities in which the Company has licenses, or for which it intends to apply for licenses in February 1997, two additional localities, Greenville (in southern Virginia) and the City of Virginia Beach (in southeast Virginia), have passed referenda that expire in November 1997.

         The Company plans to initiate referenda in various localities in 1997 for its fifth and sixth SWFs. The Company anticipates that it will focus on obtaining support for a referendum in northern Virginia, with the goal of opening an SWF in northern Virginia by March 1998, but there can be no assurance that it will be successful and, if the Company is unsuccessful, it may decide to locate both SWFs elsewhere in the state. Referenda initiated by other entities, prior to the receipt of the licenses by the Company, failed in a number of northern Virginia localities: Arlington (1993), Alexandria (1993), Fairfax City
(1992), and Falls Church (1992). A referendum organized by the Company failed in Manassas Park in November 1996. A new referendum cannot be sought in a locality for three years from the date of the failed referendum in that locality.

         If the Company successfully receives licenses for all six SWFs authorized under current law, the Company may make a request to the Virginia General Assembly to amend the Virginia Racing Act to authorize additional SWFs. Additional SWFs would allow the Company to reach a larger patron base and to expand its business. There can be no assurance that the Company will be successful in any such efforts.

         The Company believes that the opening of its additional SWFs may negatively impact live racing attendance at the Track. The Company expects this potential impact to be minimized, however, by the Company's strategy of opening SWFs at distances that generally are more than 35 miles from the Track. The Company further believes that wagering, food and beverage and other ancillary revenues (such as the sale of racing programs) at its SWFs will more than offset the effects of any such decline in live racing attendance at the Track caused by the opening of additional SWFs. An additional benefit of the SWFs is that they are not as subject to interruptions by adverse weather conditions as is live racing at the Track.

Simulcasting

         Simulcasting involves broadcasting a live race to other locations. Wagers are then placed on the race being broadcast. Generally, wagering conducted on simulcast races is aggregated with the pool of the track at which the live race is run and wherever the race is broadcast, so that track odds are maintained. The Company has been receiving import simulcasts at its Chesapeake SWF from racetracks in other states since February 1996 and at its Richmond SWF since December 1996. The Company plans to receive import simulcasts at the Track after it opens and at all additional SWFs that the Company opens. At its Chesapeake SWF, the Company regularly receives import simulcasts from over 20 different racetracks (including Belmont Park, Saratoga, Gulfstream Park, Santa Anita and Arlington International Racecourse).

         The Company currently receives simulcast signals from these tracks pursuant to an agreement with Pocono Downs (the "Hubbing Agreement") under which the Company receives the benefit of import simulcasting terms negotiated by Pocono Downs with other racetracks. The Company believes that these terms are more favorable than the terms it could separately negotiate with such racetracks because of the economies of scale achieved under the Hubbing Agreement. The original term of the Hubbing Agreement expired December 31, 1996, and the Company has elected to extend the agreement on a month-to-month basis.

         The Company intends to increase the number and quality of races it imports for simulcast wagering in the future. The Company believes that by simulcasting high-quality races from nationally known racetracks it will increase the number of wagerers as well as the size of the average wager. The Company's success in implementing this strategy will depend upon the terms it negotiates with such tracks.

         The Company believes that simulcasting diminishes the negative effect of inclement weather on wagering. Indoor facilities featuring simulcasting make available wagering on races from racetracks regardless of local weather. In addition, the Company can change the simulcast signals it receives if racing at a particular track is canceled because of poor weather conditions. See "--Seasonality and the Effects of Inclement Weather."

         Typical simulcast arrangements usually require the receiver of a signal to pay a fee equal to approximately 2% to 4% of the handle (the total amount wagered at the off-track facilities) attributable to such signal. The Management and Consulting Agreement provides for reciprocal simulcasting agreements between the Company and the Maryland Jockey Club. The Company will send its live racing signal to the Maryland tracks and the Maryland tracks will send their live racing signals to the Track and the Company's current and future SWF facilities at no cost to either party. Wagers placed at the Company's SWFs on races run at other racetracks are treated as part of the common pari-mutuel wagering pool at that track. From such a pool, a fixed percentage is paid out as winning wagers. Winning wagers paid at the Company's SWFs are likely to be disproportionate to the winning wagers to be paid from the entire pari-mutuel pool for a particular race. Accordingly, to the extent the Company paid out more or less than its share of winning wagers, it is obligated to pay or be paid funds from the track at which the race originated. In contracting for the receipt of simulcast signals, the Company agrees with the originators of the signals for the reconciliation of winning wagers. The reconciliation occurs on a daily basis with cash reconciliation occurring each week. Through the Hubbing Agreement, Pocono Downs handles the Company's weekly reconciliation with other tracks, and the Company settles with Pocono Downs each month. It is possible that the Company could fail to receive reimbursement for funds to which it is entitled under the Hubbing Agreement. Historically, the Company has not experienced such collection problems.

         Import simulcasting of races from other tracks, especially from nationally known tracks in other states, may compete with wagering on Company races run at the Track. The Company believes, however, that simulcasting of out-of-state races, and making available wagering on higher quality races, will increase the number of wagerers as well as the size of the average wager. Due to the Company's limited history of simulcasting, the Company is unable to predict whether such simulcasting will favorably or adversely affect its net income.

The Track and Track Facilities

         The Track Site. The Track is being constructed approximately 25 miles east of Richmond, Virginia and approximately 25 miles west of Williamsburg, Virginia. It is anticipated to be completed on or prior to September 1, 1997. See "Risk Factors -- Risk of New Construction/Infrastructure Completion." The Track is located within a 50-mile radius of a population of approximately 1.8 million people. Richmond, Williamsburg and their adjoining areas are tourist and business destinations, with such attractions as Busch Gardens, Colonial Williamsburg, Kings Dominion, downtown Richmond, Virginia Beach, and the Williamsburg Pottery Factory. Approximately 1,935,000 people visit the Richmond-Williamsburg area each year based on data maintained by the Virginia Division of Tourism. The Track site is accessible via several major federal and state highways. Interstate 64 intersects the property from the east and west. North and southbound traffic on Interstate 95 will be able to take advantage of the Interstate 295 beltway around Richmond, which intersects with Interstate 64 only 12 miles from the Track site. Interstate 85 and Interstate 95 can be used by patrons traveling up from North Carolina and the southern portion of Virginia. The Track is within a two hour drive of several major Virginia localities, such as Alexandria, Arlington, Charlottesville, Fairfax, Fredericksburg, Norfolk, Richmond, Williamsburg, and Virginia Beach.

         The Company will own the Track site subject to the reversionary right of the grantors if the Company fails to complete, open and operate for three years a racetrack licensed by the Virginia Racing Commission. The prior consent of the grantors is required for any use of the track site for any purpose other than operation of a horse racetrack and ancillary special events. Pursuant to a development agreement with the Company, one of the grantors will develop, construct and put into service a sewer and water system that will serve the Track and will provide water to the Track in sufficient quantities to meet the Company's needs, with costs reimbursed by the Company not to exceed $985,000. New Kent County has agreed to widen Route 155, the road leading to the entrance of the Track's main boulevard. The Company will construct a short road leading from Route 155 to the Track. The Company anticipates that the sewer and water system and the road will be completed prior to July 1, 1997. Upon completion, the sewer and water system will become the property of New Kent County and the road will become the property of the Commonwealth of Virginia.

         The Grandstand and the Clubhouse. The grandstand has been designed with an initial occupancy capacity of approximately 4,000 patrons. The front apron will accommodate an additional 4,000 people and, on special event days, the grass picnic area east of the grandstand will accommodate an additional 3,000 non-reserved seats in bleachers and on benches. Valet, preferred and general paved parking will be available for over 1,825 vehicles. Additional unpaved parking will be available for large and capacity crowds.

         The grandstand and clubhouse will have four levels. A grandstand area will be on the first level where patrons will enter the facility, together with two simulcast/TV amphitheaters, two covered patio seating areas, four bars, one large concession center court, a gift shop, restrooms, and wagering locations with approximately 60 tellers. The second level will house administrative offices and a kitchen. The main grandstand area will be located on the third level together with a full-service dining area with a seating capacity of 200 patrons, an additional 616 box seats, two separate lounge areas and additional wagering locations with 38 tellers. When live racing is not occurring at the Track, the first level will continue to receive simulcasts of races from other tracks. Ten suites with sky box seating and a full-service finish line dining area will be located on the fourth level. The fourth level will also house the judges' room, the stewards' room, a press agents' room, photo finish services, a video room, the announcers' room, the audio/video control room and a VIP room. An unfinished fifth level will be available for further expansion.

         The Turf and Dirt Tracks. The Track is planned to include a unique one mile double-width (180 feet wide) turf racetrack and a one and one quarter mile dirt racetrack. The Company believes that the tracks' designs will help it to attract highly competitive horses, which will in turn both attract patrons and produce a desirable product for the Company to market via export simulcasting to other racetracks, SWFs, casinos and other gaming facilities outside Virginia.

       The Company's turf track is designed to be twice as wide as a typical turf track in order to maximize usage. A typical turf track may be raced over only two or three times a day before it requires repair. The Company's turf course will be equipped with two moveable rails, enabling the Company in effect to run turf races over two courses. This design should allow more turf racing per day than at most tracks in the mid-Atlantic region. The turf track will require extensive maintenance and will be expensive to maintain and will also be vulnerable to adverse weather conditions. To prevent damage to the turf track in the event of rain, races may be moved off of this track and onto the dirt track (although thoroughbred horse owners may choose not to participate in a dirt track race). The Company's management, based on its experience, believes that the unique design of the Company's turf track will be attractive to thoroughbred owners, who are believed to prefer to race their horses on turf courses, which are generally considered to be less stressful on the horses and to produce fewer injuries.

         The Company's dirt track will be used for harness racing and for a significant portion of the Company's thoroughbred racing. Due to the design of the dirt track, standardbreds will be able to race one mile with only one turn. The Company believes that most tracks include more turns over a one mile distance. The dirt track's design is expected to result in fast mile times. The Company believes that the times recorded on its track will help attract standardbred owners to race at the Track.

         Other Track Facilities. The Track's backstretch area will provide stables for over 1,000 horses, as well as several bath houses, a blacksmith and tack shop, dormitory buildings, a restaurant and horsemen's lounge, and a recreation park/picnic area for the horsemen and backstretch employees. The paddock building will house the jockeys' quarters, the kitchen, dining and lounge areas for the jockeys, the veterinarian's office and lab, and the pre-race and post-race holding area.

         Simulcast signals from other tracks will be received at the clubhouse and, when live racing is not conducted at the Track, the first level of the grandstand and clubhouse will continue to receive simulcasts of races from other tracks. The Track's features also are conducive to other activities between live race meets. The Track provides a polo field for the staging of polo matches and can be used for horse shows and sales. In addition, the Company anticipates using the facilities for other special events such as concerts, antique shows, and hot air balloon races and exhibitions.

Live Racing

         In addition to the SWF Agreements entered into with the VaHBPA and the VHHA described below under "Purse Structure and Guarantees," the Company will enter into a live racing agreement (a "Live Racing Agreement") with each of the VaHBPA and the VHHA regarding the conduct of racing at the Track. The Live Racing Agreements will address, among other things, the sharing of export simulcast revenues (50% for the Company and 50% for the Track's purse account), the setting of a schedule of purse amounts, preparation of conditions for races, reconciliation of any over or under payment of purse amounts, the number of Virginia-bred races to be run at each meet, the availability of stalls and track facilities during and after meets, and the sharing of revenues, if any, from television (other than simulcasting) or radio broadcasts of races run at the Track. A Live Racing Agreement with each of the VaHBPA and the VHHA must be signed at least one day prior to commencement of the thoroughbred and standardbred meet or the VaHBPA SWF Agreement and the VHHA SWF Agreement, respectively, will terminate. See "Purse Structure and Guarantees."

         The Virginia Racing Commission has previously approved a schedule of race days for 1997 that provides for a thoroughbred meet from June 29 to August 15, 1997 with 30 days of racing and a 50 day harness racing meet scheduled from late September through November 1997.

The Company plans to seek the Virginia Racing Commission's approval to amend such dates to coincide with the anticipated opening of the Track on or before September 1, 1997. For the thoroughbred meet, post times during the week will be between 3:30 and 5:30 p.m. and post times on weekends will be at 1:00 p.m. Few racetracks in the eastern time zone offer twilight thoroughbred racing, and as a consequence, the Company expects to be able to sell its weekday twilight simulcast signal to a number of other tracks, out-of-state SWFs, casinos and other gaming establishments. The Virginia Racing Act requires the Company to conduct at least 150 days of live racing each calendar year; however, the Commission may permit fewer live race days during the first five years of the Track's operation. In approving the 1997 race schedule, the Virginia Racing Commission approved 80 days of live racing as proposed by the Company. There can be no assurance that the Commission will grant the Company's request to amend its race days, or that if such approval is granted, that the approved race day schedule will be consistent with the Track's anticipated opening date.


Purse Structure and Guarantees

         The Company has taken steps to ensure competitive purses to attract horse owners to race at the Track. The Company has guaranteed purses of $150,000 per day for not less than 30 days for thoroughbred meets to be held in 1997 and 1998, and minimum purses of $50,000 per day for not less than 50 days for standardbred meets in 1997 and 1998. The Company expects its purses to be competitive with purses at tracks in the mid-Atlantic market that conduct meets concurrently with the Company's meets, with the possible exception of Delaware Park and Charles Town, West Virginia, each of which have recently legalized VLTs or slot machines, which will likely increase the purses offered at such racetracks.

         The guaranteed purse structure arises from the Company's SWF agreements (the "SWF Agreements") with each of the VaHBPA and the VHHA. Pursuant to the VaHBPA SWF Agreement, the Company has agreed, among other things, to contribute to its thoroughbred purse account, a certain percentage (approximately 5%) of all money wagered on thoroughbreds at its SWFs until such account accumulates a total of $4.5 million. (Under the Virginia Racing Act, the Company is also required to contribute, on average, approximately 8.5% of all money wagered at the Track on live racing to the purse account and these funds will be counted towards the $4.5 million target.) If such funds are less than $4.5 million, the Company will contribute one half of the deficiency and loan the purse account the remaining one half of the deficiency. The VHHA SWF Agreement reflects a similar arrangement, and requires the Company, among other things, to contribute to its standardbred purse account a certain percentage (approximately 5%) of all money wagered on harness racing at its SWFs until such account accumulates a total of $2.5 million.

         If the total thoroughbred and standardbred purse contributions for any year is greater than $4.5 million and $2.5 million, respectively, then the amounts otherwise payable to such accounts will be paid to the Company until its after-tax income equals $1 million (for the first year) or $3 million (for the second year), after which point such amounts will be shared equally between the Company, on the one hand, and the applicable purse account, on the other hand. These additional contributions, if any, to the purse accounts are expected to enhance the Company's ability to attract quality horses to the Track and, as a result, to sell the Company's export simulcast signal.

         Each SWF Agreement terminates if a live racing agreement is not signed by the day prior to the commencement of the thoroughbred meet or the standardbred meet, as the case may be. Each SWF Agreement expires on December 31, 1998 and renews automatically for successive one year terms. Contributions to the purse accounts after December 31, 1998 are to be negotiated in good faith by the parties based upon annual budgets prepared by the Company. These budgets will contain provisions for net after-tax return consistent with prior years and purse contributions necessary to attract quality horses to race at the Track.

         Because the Company commenced simulcast operations prior to the commencement of live racing, it has entered, or plans to enter, into two separate agreements -- a live racing agreement and a SWF agreement -- with each horsemen group. After 1998, the Company likely will enter into a single agreement with each horsemen group. The agreements are not mandated by law; however, each contains the horsemen group's consent to the receipt and sending of simulcast signals in compliance with the Interstate Horse Racing Act.

Marketing

         In addition to increasing the number of facilities that it operates, the Company will seek to increase its revenues by further developing its customer base and expanding the wagering activity of its customers. The Company believes that new customers are more likely to wager on races if they feel comfortable doing so. For example, to make wagering more "user friendly" to the novice and more efficient for the expert, the Company employs individuals to give entertaining, on-site instruction at its SWFs on how to place a wager and how to understand printed racing materials. The Company also leases state-of-the-art Autotote automated wagering equipment. These wagering systems enable the customer to choose a variety of ways to place a bet through touch- screen interactive terminals and personalized portable wagering terminals, provide current odds information and enable customers to place bets and credit winning tickets to their accounts. The same strategy will be used at additional planned SWFs. Management currently anticipates that approximately 25% of all wagers at the Track and SWFs will be processed through self-service wagering terminals.

         The Company also works to create a welcoming physical environment at its SWFs. The Chesapeake and Richmond SWFs are modern, comfortable facilities, each including a lounge, a sports bar area devoted to televised sporting events, multiple state-of-the-art television and video displays, and a range of restaurant services. The same amenities are planned for additional SWFs. The Company believes that its attractive new facilities will appeal to its current customers and to new customers, including those who have not previously visited a SWF or racetrack.

         The Company also plans to attract new customers by pursuing various types of promotions, including special events, family fun days, premium give-away programs, contests and handicapping seminars.

Seasonality and the Effects of Inclement Weather

         Revenues may be higher during scheduled live racing than at other times of the year. In addition, weather conditions sometimes cause cancellation of outdoor horse races or curtail attendance, both of which reduce wagering. Attendance and wagering at both outdoor races and indoor SWFs also may be adversely affected by certain holidays and professional and college sports seasons as well as other recreational activities. Conversely, attendance and wagering may be favorably affected by special racing events which stimulate interest in horse racing, such as the Triple Crown races in May and June and the Breeders' Cup in November. As a result, the Company's revenues and net income may fluctuate from quarter to quarter. Given that a substantial portion of the Company's Track expenses are fixed, the loss of scheduled racing days could have a material adverse affect on the Company's profitability. The Company believes that simulcasting diminishes the effect of inclement weather on wagering. See "-- Simulcasting."

The Company's Licenses

         The Company (i) holds the only unlimited licenses to own and operate a horse racetrack with pari-mutuel wagering in Virginia, (ii) is the only entity that holds licenses to own and operate SWFs in Virginia (currently in Chesapeake and Richmond), and (iii) is currently the only entity authorized to apply for additional licenses to own and operate SWFs in Virginia. Each of these licenses is granted by the Virginia Racing Commission. The Company's licenses and current and planned horse racing and pari-mutuel wagering operations are subject to extensive regulation and oversight by the Virginia Racing Commission pursuant to the Virginia Racing Act. See "Risk Factors -- Government Regulation."

         The Track and each of the current and planned SWFs require both an ownership license and an operating license. Colonial LP holds the Company's ownership licenses and Stansley Racing holds the Company's operating licenses. The Maryland-Virginia Racing Circuit, Inc. was granted an operator's license for the limited purpose of managing the Company's thoroughbred meet. The Company anticipates applying for additional SWF ownership licenses through Colonial LP and additional SWF operating licenses through Stansley Racing. Each of the Company's current licenses is for a period of not less than 20 years, but is subject to annual review by the Virginia Racing Commission. Such licenses may be suspended or revoked by the Virginia Racing Commission for violations of the Virginia Racing Act or Virginia Racing Commission rules.

         The SWF ownership and operating license applications must describe, among other matters, the proposed facility in detail, the number of jobs to be created, the social and economic impact of the facility on the locality, the anticipated amount of investment and capital improvements to the facility, requisite governmental actions, and identification of on-site management. The Virginia Racing Commission considers each application at a public hearing at which the objections of any parties are considered, following which the Virginia Racing Commission determines whether to approve the application. Although there is no specified time period for the decision from the Virginia Racing Commission, the Company estimates, based upon its experience, that it can obtain a license and open an additional SWF in approximately six to nine months after submitting a license application.

         The Virginia Racing Commission will consider a variety of factors when deciding on a license application, including community opposition. The Company has encountered some community opposition, but, to date, once a referendum has been passed, such opposition has not ultimately affected the licensing process. See "-- Legal Proceedings."


         Under current Virginia law, if the Company fails to open the Track and conduct live racing by September 1, 1997, its existing SWF licenses will become invalid. Although the Virginia Racing Commission may subsequently re-grant such licenses, there can be no assurance that it would do so.


Virginia-Maryland Thoroughbred Racing Circuit


         The Company and the Maryland Jockey Club have agreed to create a Virginia-Maryland thoroughbred horse racing circuit to promote thoroughbred racing in the two states. More than 2,200 horses are stabled at Laurel Park, Pimlico Race Course and Bowie Training Center in Maryland each year, making it among the nation's largest year-round thoroughbred racing operations, according to the Maryland Jockey Club. Pursuant to the Management and Consulting Agreement, the Maryland Jockey Club will cease live racing during the Company's thoroughbred meet. While the Maryland tracks are not conducting live racing, the Company expects to attract the thoroughbred race horses that typically have run at the Maryland tracks at that time.


         Pursuant to the Management and Consulting Agreement, the Maryland Jockey Club will be responsible for providing, at the Company's expense, all horse racing officials and management staff essential to the operation of a thoroughbred racing meet. Colonial LP and Stansley Racing, as the licensees, will retain ultimate authority with respect to the operation of the Track during the thoroughbred meet. The Company believes that the Maryland Jockey Club's significant thoroughbred experience and expertise will serve to complement that of Company management. The Management and Consulting Agreement also should allow the Company to reduce labor costs as the Company should not need to employ and maintain a separate staff of thoroughbred race officials year-round. For its undertakings pursuant to the Management and Consulting Agreement, the Maryland Jockey Club will receive 2% of the Company's thoroughbred meet handle and 2% of its SWF handle. All disputes arising under the Management and Consulting Agreement are to be addressed through arbitration.


         The Maryland Jockey Club and the Company must submit their proposed race days to the Maryland Racing Commission and the Virginia Racing Commission, respectively, each year. The Virginia Racing Commission has approved the Company's proposed 1997 race schedule; however, the Company expects to request an amendment to such dates to coincide with the Track's anticipated opening on or before September 1, 1997. The Maryland Racing Commission approved the Maryland Jockey Club's proposed 1997 race schedule without specifically commenting on the Maryland Jockey Club's proposal to not host live racing during the Company's thoroughbred meet. Although the Maryland Racing Commission's approval is not required for the Maryland Jockey Club to cease thoroughbred racing during the Company's meet in 1997, if the Maryland Racing Commission disapproves of such action, it may penalize the Maryland Jockey Club, through fines, the denial of race days, or otherwise, in future years. If the Maryland Jockey Club cannot, or elects not to, cease thoroughbred racing at Pimlico Race Course or Laurel Park, the Company may compete directly with the Maryland tracks and will rely upon its purse structure, unique turf track and the timing of its race meet to attract quality thoroughbred horses. Further, depending upon the reason for the Maryland Jockey Club's inability to cease live racing at its tracks or provide management, the Company may recoup some or all of the 2% management fee payable under the Management and Consulting Agreement.


Competition

         The Company is subject to competition from racetracks located outside Virginia (including several in Delaware, Maryland, New Jersey, New York, Pennsylvania, and West Virginia) and other forms of gaming, such as land-based casinos, including those in Atlantic City, and statewide lotteries in Virginia and in neighboring states. The Company will also face competition from a wide range of entertainment options, including live and televised sporting events and other recreational activities. The possible legalization of other forms of gaming in Virginia, such as riverboat casino gaming, also could have an adverse effect on the Company's business. Although bills for the creation of riverboat gaming have failed in the Virginia legislature, proponents of riverboat gaming in Virginia may continue to seek legislative approval. It is not possible, at this time, to determine if or when additional forms of gaming will be permitted in Virginia or neighboring states and, if so, the impact, if any, on the Company. If additional gaming opportunities become available in or around Virginia and the Company is unable to participate in such gaming opportunities, it could have a material adverse effect on the Company and its operations.

         The Company competes and will compete for wagering dollars and simulcast fees with live racing and races simulcast from horse racetracks in other states, particularly racetracks in neighboring states such as Charles Town in West Virginia, Pimlico Race Course, Laurel Park and Rosecroft Raceway in Maryland, and Delaware Park in Delaware. In addition, patrons may be attracted to thoroughbred races in Maryland during the Company's harness racing meet. The Company believes that the Management and Consulting Agreement will promote coordination of thoroughbred events between the two states. See "Business -- Virginia-Maryland Thoroughbred Racing Circuit." However, if the Virginia or Maryland Racing Commissions do not approve a party's proposed racing days, or if the Virginia-Maryland thoroughbred racing circuit is otherwise unsuccessful, the Track may compete directly with thoroughbred racetracks in Maryland. In addition, new racetracks could be constructed in adjacent states that would compete with the Track, or new licenses could be granted to Company competitors in Virginia. Based on the stated intent of the Virginia Racing Commission, the Company does not believe that the Virginia Racing Commission is likely to grant licenses to other entities in the foreseeable future. See "Risk Factors -- Additional Licenses May Be Granted."

         The Company anticipates competition from VLTs and slot machines, in particular. Delaware legalized slot machines at three racetracks as of January 1, 1996. In addition, legislation legalizing slot machines at Maryland racetracks and SWFs is pending before the Maryland legislature, and a referendum for the legalization of VLTs was passed on November 5, 1996 in Lewistown, West Virginia where the Charles Town racetrack is located. VLTs and slot machines are prohibited in Virginia. The Company believes that the legalization of VLTs and slot machines in neighboring states may adversely affect its business in two ways. First, VLTs and slot machines may attract the Company's potential SWF and Track customers, thereby reducing the Company's revenues. Second, racetracks with VLTs and/or slot machines generally are required to devote a significant portion of VLT and/or slot machine revenues to the purses for which horses race. As a result, such racetracks may be able to offer higher purses than the Track. It may be more difficult for the Company to attract horsemen to race at the Track if other nearby racetracks offer higher purses.

Other Business

         In addition to SWF and Track wagering revenues, the Company receives revenues from the sale of food and beverages, admission fees, the sale of programs and corporate sponsorship. Such revenues are anticipated to collectively total less than ten percent of total revenue.

Other Property and Equipment

         The Company currently leases office space in an office building in Providence Forge, Virginia. Upon completion of the Track, the Company will relocate its offices to the Track.

         The Company considers its properties adequate for its present purposes, but, as noted above, the Company intends to open four additional SWFs. Based upon its experience, the Company believes that suitable sites will be available on satisfactory terms.

Employees and Labor Relations

         At December 31, 1996, the Company had 213 permanent employees, of whom 64% were full-time and 36% part-time. Other than management personnel and head office staff, all employees worked at the Company's SWF. No employees are represented under a collective bargaining agreement. The Company believes that its relations with its employees are satisfactory.

Legal Proceeding


         Robin J. Pearsall and Monument Avenue Park Association, an unincorporated association representing certain individuals residing close to the Richmond SWF, filed suit in Richmond Circuit Court on July 11, 1996, against the Virginia Racing Commission. (Robin J. Pearsall and Monument Avenue Park Association v. The Virginia Racing Commission.) The Company intervened as a party on January 28, 1997. The suit seeks to overturn the award of the Company's licenses for the Richmond SWF on the grounds that the referendum approving the locating of an SWF in Richmond was void; that the Virginia Racing Commission did not have authority to issue the licenses under the Virginia Racing Act; and that no SWF licenses could be issued until completion of construction of the Track. The case was dismissed by order entered February 20, 1997, in which the judge found that Ms. Pearsall and the Association lacked standing to challenge the Virginia Racing Commission's actions. Ms. Pearsall and the Association filed a motion to vacate the court's order, which motion is currently pending. A decision is expected on or before March 13, 1997.


         Although the ultimate outcome of this proceeding cannot be predicted, the Company believes that it will be ultimately resolved in a manner that will not have a material adverse effect on the Company's results of operations, liquidity or financial condition.

                                   MANAGEMENT

Directors and Executive Officers

         The following persons are the current directors and executive officers of Colonial Downs Holdings:

Name                                 Position
----                                 --------

Jeffrey P. Jacobs                    Chairman of the Board
                                     and Chief Executive Officer

Arnold W. Stansley                   Director and
                                     Secretary

O. James Peterson, III               President and Chief
                                     Operating Officer

Robert H. Hughes                     Vice President and Chief
                                     Financial Officer

Michael D. Salmon                    Controller

         The following is a list of the people who will be directors and executive officers following the consummation of this Offering. Biographies of these individuals follow below.


Name                   Age (1)  Position
----                   ------   --------

Jeffrey P. Jacobs       42      Chairman of the Board and Chief
                                Executive Officer

Arnold W. Stansley      62      Vice-Chairman of the Board
                                and Director

O. James Peterson, III  61      President and Chief Operating Officer


Robert H. Hughes        55      Director and Chief Financial Officer

Stephen Peskoff         54      Director

William J. Koslo, Jr.   37      Director

David C. Grunenwald     43      Secretary and Director

Patrick J. McKinley     41      Director

Brett Lee Stansley      33      Vice President of Administration


Gilbert Short           50      Vice President of Track Operations

Michael D. Salmon       39      Controller

Hugh Mellon             47      Vice President of Marketing

----------------------
(1) All ages are set forth as of December 31, 1996.

         Information with respect to the business experience and the affiliations of the directors and executive officers of the Company and those persons nominated or chosen to become such following consummation of this Offering for the past five years is set forth below.

         Jeffrey P. Jacobs serves as Chairman of the Board and Chief Executive Officer of the Company. From 1995 to the present, he has served as Chairman and Chief Executive Officer of Jacobs Entertainment Ltd., a company based in Cleveland, Ohio that has investments in other gaming companies and ventures, including Black Hawk Gaming & Development Company, Inc. based in Boulder, Colorado and the Boardwalk Casino, Inc. hotel and casino in Las Vegas. From 1975 to present, he has also served as President and CEO of Jacobs Investment, Inc., a company engaged in the development, construction and operation of residential and commercial real estate and entertainment projects in Ohio. Mr. Jacobs also served in the Ohio House of Representatives from 1982 until 1986. Mr. Jacobs became involved with the Company in November, 1995, acquired a fifty percent ownership interest in the Company through an affiliate in July, 1996, and devotes an increasing amount of time to the activities of the Company. Following consummation of this Offering, Mr. Jacobs expects to devote approximately one-third of his time to the Company's affairs.

         Arnold W. Stansley will assume the role of Vice-Chairman of the Board upon the consummation of this Offering. He served as President of Stansley Management Corp., Colonial LP's managing general partner prior to the Reorganization, from 1993 to 1997. He also served as President of Stansley Racing prior to the Reorganization, from 1994 to 1997. Mr. Stansley has devoted a substantial amount of his time to the development of the Company's business. He directed the successful effort to win an owner's license and an operator's license granted by the Virginia Racing Commission and was instrumental in the opening of the Company's Chesapeake SWF and the Richmond SWF. Mr. Stansley is an owner and has been an executive officer of Raceway Park, a standardbred racetrack in Toledo, Ohio, for seven years. Mr. Stansley has over 30 years of experience in the horse racing industry, as a driver, trainer and owner of standardbred horses. He shares management responsibility at Raceway Park with his sister and brother-in-law. Mr. Stansley is the father of Brett Lee Stansley.

         O. James Peterson, III, has served as President and Chief Operating Officer of the Company since January 1997. From 1994 through 1996, Mr. Peterson served as Chief Financial Officer of The Maryland Jockey Club. For fifteen years prior to his retirement in 1994, Mr. Peterson was the Chief Financial Officer of Dominion Resources, Inc., a utility holding company and its subsidiary, Virginia Electric and Power Company. Mr. Peterson has been active in owning and breeding thoroughbred race horses since 1983. He currently serves as Chairman and a director of Maplewood Investment Trust.

         Robert H. Hughes has served as Chief Financial Officer of Jacobs Investments, Inc. since 1993. Mr. Hughes is a director of Black Hawk Gaming and Development Co., Inc. Mr. Hughes was a partner in charge of the audit department of the Cleveland office of the accounting firm of Deloitte & Touche LLP until his retirement in 1991. Mr. Hughes is a certified public accountant.

         Stephen Peskoff has served as President of Underhill Investment Corp. since 1976 and has acted as a consultant to Friedman, Billings, Ramsey & Co., Inc. for the last two years. Mr. Peskoff was active in the thoroughbred horse industry from 1978 to 1992 during which time he won two Eclipse Awards (1983 and 1991) and was the breeder of the 1991 U.S. horse of the year (Black Tie Affair).

         William J. Koslo, Jr. joined CIBC Wood Gundy Securities Corp., an investment banking subsidiary of the Canadian Imperial Bank of Commerce, as a director in September 1996. From 1993 to 1996, Mr. Koslo was an associate director of the investment bank Rodman & Renshaw, Inc. In 1992 and 1993, he was a vice president with Creditanstalt--Bankverein, a commercial bank then affiliated with Rodman & Renshaw, Inc. Prior to joining Creditanstalt-Bankverein, Mr. Koslow was a vice president of Security Pacific Business Credit.

         David C. Grunenwald has served as Vice President of Development and Leasing for Jacobs Investments, Inc. since 1988 and directs such company's development, construction and leasing operations. Prior to joining Jacobs Investments, Inc., Mr. Grunenwald worked for Weston, Inc. (1987-88) in syndication and property management and Touche Ross & Company from 1981 to 1987 as a tax consultant.

         Patrick J. McKinley has served as Executive Vice President of Jacobs Investments, Inc. for more than twenty years and is responsible for such company's day-to-day operations. Mr. McKinley has over twenty years' experience in restaurant operations and real estate development and management.

         Brett Lee Stansley will assume the role of Vice President of Administration upon the consummation of this Offering. He has served as Vice President of Stansley Management Corp., Colonial LP's managing general partner prior to the Reorganization, since 1994. From 1987 to 1994, Mr. Stansley was a grain analyst with Merrill Lynch. Mr. Stansley has worked as a trainer and groom of standardbred race horses and has owned several standardbred race horses. Brett Lee Stansley is the son of Arnold W. Stansley.

         Gilbert Short will assume the role of Vice President of Track Operations upon the consummation of this Offering. He joined the Company in 1994 as General Manager and has overseen the design and development of the Track and the Chesapeake and Richmond SWFs. Prior to joining the Company, Mr. Short served as Director of Operations of Trinity Meadows, a thoroughbred racetrack outside of Fort Worth, Texas, from 1991 to 1994. He has been a standardbred horse owner and trainer for over twenty years.

         Michael D. Salmon will assume the role of controller upon the consummation of this Offering. He has served as the Company's Certified Public Accountant from January 1, 1996 until June 1, 1996 at which time he joined the Company as Controller. Mr. Salmon was an accounting manager with Philip Morris from 1979 to 1989 at which time he started a public accounting firm as a sole proprietor and merged his practice with a larger firm in 1995. Mr. Salmon has consulted in a number of mergers, acquisitions, and start-ups of small businesses as a CPA, as well as starting a mortgage banking company of which he was an officer and director. Mr. Salmon also served as an elected official on the New Kent County, Virginia, Board of Supervisors from 1992 through 1995.

         Hugh R. Mellon will assume the role of Vice President of Marketing upon the consummation of this Offering. He served as Marketing Director of the Playfair Race Course from 1993 to 1996. For ten years prior to 1993, Mr. Mellon was an independent consultant providing marketing, advertising and corporate sponsorship consulting services for Hialeah Park, Delaware Park, Arlington International and other racetracks across the country. Mr. Mellon has also worked in the marketing and publicity departments of Charles Town Races, Penn National Race Course, and Delta Downs.

         The Amended and Restated Bylaws of Colonial Downs Holdings provide for a staggered Board of Directors divided into three classes, each consisting of approximately one-third of the total number of directors. There will be seven directors upon consummation of this Offering. Class I directors, consisting of Messrs. Peskoff and McKinley, will hold office until the 1998 annual meeting of shareholders; Class II directors, consisting of Messrs. Stansley and Koslo, will hold office until the 1999 annual meeting of shareholders; and Class III directors, consisting of Messrs. Jacobs, Hughes, and Grunenwald, will hold office until the 2000 annual meeting of shareholders. See "Description of Capital Stock -- Certain Charter and Statutory Provisions." Officers are appointed by and serve at the discretion of the Board of Directors.

Board Committees

         The Board of Directors intends to establish an Audit Committee, a Compensation Committee and a Stock Option Committee within 90 days of the consummation of this Offering.

Executive Compensation

         The Company to date has not paid any compensation to its executive officers. The Company has paid certain management and other fees to affiliates of Messrs. Stansley, Leadbetter and Jacobs.


         The Company will enter into employment agreements effective upon the completion of the Reorganization with Jeffrey P. Jacobs, O. James Peterson, III, Brett Lee Stansley, Mike Salmon, Hugh Mellon and Gilbert Short, at annual base salaries of approximately $120,000, $200,000, $75,000, $60,000, $60,000 and
$65,000, respectively. The agreements are expected to terminate two years after consummation of this Offering. Such employment agreements are expected to restrict the ability of the employee to engage in any activities which compete with the Company's horse racing business in Virginia, Maryland, North Carolina or West Virginia during the agreement's term and for one year thereafter. Such agreements are further expected to provide that Mr. Jacobs will devote not less than one-third of his time to the Company in the performance of his duties. Pursuant to the remaining employment agreements, each of the executives is expected to agree to devote his full time to the Company.


         Upon the consummation of this Offering, the Company will enter into a five-year consulting agreement with Arnold W. Stansley. Mr. Stansley will advise and assist the Company in the operation of the Track and the SWFs as the Company requests and will devote not more than two days a month to the Company. For his services, the Company will pay Mr. Stansley $75,000 annually, payable quarterly.

Stock Option Plan

         Immediately prior to the consummation of this Offering, the Company's Board of Directors will adopt and approve a stock option plan (the "Stock Option Plan"). The Stock Option Plan will be administered by a committee (the "Committee") consisting of at least two persons who are appointed by, and serve at the pleasure of, the Board of Directors and at least two of whom are non-employee directors as that term is defined in Rule 16b-3(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Pending election of two independent directors, the Stock Option Plan is to be administered by the Board of Directors, which does not consist of two non-employee directors. Subject to the express provisions of the Stock Option Plan, the Committee has the sole discretion to determine to whom, among those eligible, options will be granted and the time or times at which options may be exercised. Options are designated at the time of grant as either "incentive stock options" or "non-qualified options." Unless the Stock Option Plan is terminated earlier by the Board of Directors, the Stock Option Plan will terminate ten years from earlier of the the date of its approval by the shareholders or its adoption by the Company's Board of Directors.

         Subject to adjustments resulting from changes in capitalization, 300,000 shares of Class A Common Stock may be issued pursuant to the exercise of options granted under the Stock Option Plan. If any option expires or terminates for any reason, without having been exercised in full, the unpurchased shares subject to such option will be available again for purposes of the Stock Option Plan. An incentive stock option may not be transferred other than by will or by laws of descent and distribution, and, during the lifetime of any option holder, may be exercised only by such holder.

         Pursuant to Section 422 of the Internal Revenue Code of 1986, as amended, stock options granted under the Stock Option Plan may be treated as incentive stock options only if the following conditions are satisfied: (i) the options must be granted under a plan specifying the aggregate number of shares of stock which may be issued and the employees or class of employees eligible to receive the option; (ii) the Stock Option Plan must be approved by the shareholders of the Company within twelve (12) months before or after the Stock Option Plan is adopted; (iii) the options must be granted within ten years from the earlier of (x) the date the Stock Option Plan is adopted or (y) the date the Stock Option Plan is approved by the shareholders; (iv) the options must by their terms be exercisable only within ten years of the date it is granted; (v) the option price must equal or exceed the fair market value of the stock at the time the option is granted; (vi) the options must be nontransferable other than at death and, during the employee's lifetime, must not be exercisable by any other person; (vii) the employee may not, at the time the option is granted, own stock representing more than 10% of the voting power of all classes of stock of the Company, unless the option price is at least 110% of the fair market value of the stock subject to the option determined at the time the option is granted, and the option is not exercisable more than five years from the date it is granted; and (viii) the aggregate fair market value of the stock (determined at the time of the grant of the option) that can be exercised for the first time by an employee in any one year may be more than $100,000.


         No options have been granted under the Stock Option Plan; however, pursuant to a two-year employment agreement with O. James Peterson, III, the Company has agreed to grant Mr. Peterson stock options for 30,000 shares of Class A Common Stock per year, which options vest after each such year of employment. The exercise price of such stock options shall be 105% of the initial offering price of the Company's stock pursuant to this Offering. Such options are exercisable after January 2, 2002, the fifth anniversary of Mr. Peterson's commencement of employment with the Company. In addition, concurrently with the closing of this Offering, the Company intends to grant options under the Stock Option Plan for an aggregate of 162,000 shares of Class A Common Stock, at an exercise price equal to the initial public offering price in this Offering, which options generally will vest over a five-year period. Such grants are expected to include options for 70,000 shares to employees and options for 92,000 shares to nonemployees, including grants to the following directors and executive officers: Stephen Peskoff (50,000 shares), Jeffrey Jacobs (20,000 shares), and David Grunenwald, Robert Hughes, Hugh Mellon, Michael Salmon, Gilbert Short and Brett Stansley (10,000 shares each).


Director Compensation


         Directors of the Company who are also employees of the Company will receive no directors' fees. Non-employee directors will receive directors fees of $1,000 for each Board and committee meeting attended in person and $500 for committee meeting, which fees may, at the option of the Company, be payable in the form of shares of Class A Common Stock having an aggregate fair market value equal to the fees owed. In addition, directors are reimbursed for their reasonable out-of-pocket travel expenditures incurred in attending Board and committee meetings.


Limitation of Liability and Indemnification of Directors and Officers

         The Company's Amended and Restated Articles of Incorporation provide that in any proceeding brought in the name of the Company or by or on behalf of shareholders of the Company, the damages assessed against an officer or director arising out of a single transaction, occurrence, or course of conduct shall not exceed one dollar, unless the officer or director engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law, including without limitation, any claim of unlawful insider trading or manipulation of the market for any security.

         Additionally, the Company's Amended and Restated Articles of Incorporation and Amended and Restated Bylaws provide that the Company shall indemnify an officer, director or employee who is, was or is threatened to be made a party to a proceeding (including a proceeding by or in the right of the Company) because he is or was an officer, director, or employee of the Company, against liability incurred in the proceeding and against expenses incurred by him in connection therewith except such liabilities and expenses incurred because of his willful misconduct or knowing violation of the criminal law.

                              CERTAIN TRANSACTIONS

         Historically, the Company has not had a formal mechanism for addressing potential conflicts of interest. Following the completion of the Reorganization, the Company plans to adopt a policy requiring that any material transactions between the Company and persons or entities affiliated with officers, directors or principal shareholders of the Company be on terms no less favorable to the Company than reasonably could have been obtained in arm's-length transactions with independent third parties. The management of the Company believes that the terms of the related party transactions set forth below are consistent with what would have been negotiated in an arm's-length transaction with an independent third party, except for management fees described below, which will be terminated on the date of the Reorganization:

         The following is a summary of certain transactions and relationships among the Company and its associated entities, and among the directors, executive officers, nominees for directors and shareholders of the Company and its associated entities.

Loans to the Company

         CD Entertainment Ltd. has made a loan and has provided letters of credit to the Company aggregating $8.0 million. CD Entertainment Ltd. is beneficially owned by Jeffrey P. Jacobs, and Gary L. Bryenton and Jeffrey P. Jacobs as Trustees. The indebtedness under these facilities bears interest at a variable rate equal to CD Entertainment Ltd.'s cost of funds. The current rate is LIBOR plus 2%. Interest is payable monthly. Principal is due on the earlier to occur of January 31, 1998 or the consummation of this Offering, except with respect to $3.5 million, which will be repaid upon closing of the Credit Facility. In addition to principal and interest payments, the Company has agreed to pay all fees, costs and expenses incurred by CD Entertainment Ltd. in making such funds and letters of credit available. As of December 31, 1996, the Company had incurred aggregate interest costs of $272,000 and made no principal payments. The proceeds of the credit facilities were used to acquire and renovate the Chesapeake and Richmond SWFs, to fund improvements at the Track site and to pay for expenses incurred in seeking licenses for other SWFs. A portion of such indebtedness is secured by a first deed of trust on the Richmond SWF and the pledge of certain other assets of the Company.

         Arnold W. Stansley, a principal shareholder, loaned the Company $386,788, which is evidenced by notes dated as of September 30, 1995 and January 23, 1996. These notes do not bear interest unless the notes are not repaid from the proceeds of this Offering. The loan proceeds were used to fund the operations of the Company and will be repaid from the proceeds of this Offering.

         Norglass, Inc. loaned $311,994 to the Company, which is evidenced by notes dated as of September 30, 1995 and January 23, 1996. Norglass, Inc. is owned by James Leadbetter, a principal shareholder of the Company. The loan does not bear interest unless not repaid from the proceeds of this Offering. The loan proceeds were used to fund the operations of the Company and will be repaid from the proceeds of this Offering.

Construction

         The Company has agreed to enter into a guaranteed maximum price contract with Norglass, Inc. for the construction of the grandstand and certain ancillary facilities for Track. Pursuant to the contract, Norglass, Inc. will receive a fixed fee of $2,000,000. The fee was negotiated by CD Entertainment Ltd. on behalf of the Company with Norglass, Inc. SMC, the other general partner of Colonial LP, vested CD Entertainment Ltd. with SMC's authority to negotiate such fee on an arm's length basis by taking into account the work performed by Norglass, Inc. in assisting the Company to secure licenses for the ownership and operation of the racetrack and for work performed at the Track site. In addition, Norglass, Inc. will be paid up to $1,050,000 for certain out-of-pocket expenses. Pursuant to the contract terms, absent certain force majeure events, the guaranteed maximum price for the contract is $27,075,000. An additional estimated $2,425,000 of work that is not subject to the guaranteed price is to be performed for the interior finish of the grandstand and construction of the paddock, dorms and other backstretch buildings. Further, this contract does not cover other areas of the Track, such as the track kitchen, nor does it include furniture and equipment for the grandstand. Norglass, Inc. will warrant and guarantee its labor for periods running from one to two years and will warrant the materials provided to the project for periods ranging from one to fifteen years depending upon the nature of the work and the materials. Norglass. Inc. will provide market terms for insurance and bonding requirements upon the Company's demand. One half of Norglass, Inc.'s fee is payable in monthly installments as construction progresses. One quarter is due upon the issuance of a certificate of occupancy for the Company's fourth SWF (but no later than December 31, 1997), and the remaining quarter of Norglass, Inc.'s fee is due upon the issuance of a certificate of occupancy for the Company's sixth SWF (but no later than December 31, 1998). The contract may be terminated by the Company upon seven days' written notice for Norglass, Inc.'s failure to perform and may be terminated by Norglass, Inc. upon seven days' written notice if work ceases for more than 30 days as a result of the Company's default, court order or government action. In addition, Norglass, Inc. acted as general contractor for the renovation of the Chesapeake and Richmond SWFs, pursuant to the terms of a costs plus ten percent (10%) contract between the Company and Norglass, Inc. that was entered into at the time the Company applied for licenses to own and operate a racetrack in Virginia, Pursuant to such contract, Norglass, Inc. received from the Company aggregate fees of approximately $160,500 and reimbursement of expenses of approximately $97,000. The contract for the Richmond and Chesapeake SWFs was negotiated between Mr. Stansley, on behalf of Colonial LP, and Mr. Leadbetter, on behalf of Norglass, Inc., and the Company believes that fees paid under the contract were consistent with those that would have been negotiated in an arm's-length transaction, particularly in light of the financial and other assistance provided by Norglass, Inc. at the time of the application process.

         Pursuant to the Construction Agreement, Norglass, Inc. will act as construction manager for construction or renovation of the Company's SWFs on a cost of construction plus 10% basis. The Company may direct Norglass, Inc. to bid work on the SWFs to local general contractors or to subcontractors.

Concessions Agreement

         In connection with CD Entertainment Ltd.'s acquisition of a 50% interest in Colonial LP, the Company entered into a Food and Beverages Concessions Agreement with Virginia Concessions LLC, an entity owned by Jeffrey
P. Jacobs. Pursuant to the Food and Beverages Concessions Agreement, Virginia Concessions LLC was granted an option to manage the food and beverage concessions at the initial six SWFs and up to 50% of any additional SWFs that may be licensed and developed by the Company. Virginia Concessions LLC pays the Company rent based upon gross sales equal to 10% of the first $500,000 of gross sales, 13% of the next $500,000 of sales and 15% of all gross sales above $1,000,000 at each SWF. The Company is responsible for site-related expenses such as updating, refurbishing, equipping, and repairing each SWF. It also is responsible for all advertising, cleaning of areas other than those relating to food service, linen, casualty insurance, one-half of the premiums for liquor liability insurance, utilities, real estate taxes and assessments, trash removal and equipment repair and replacement. The agreement is for a term of ten years from the opening date of each applicable SWF, but in no event beyond February 17, 2011. In addition, within six months prior to the expiration of the initial term with respect to any SWF, Virginia Concessions LLC has a first right of refusal to meet any competing offer to provide food and beverage service; however, Virginia Concessions LLC is entitled to a 1% discount to such competing offer. Additionally, once the Track and six SWFs have been open and operating for twenty-four (24) months, the Company shall have the option for sixty (60) days to terminate the Food and Beverage Concessions Agreement for a termination fee equal to six (6) times the annual net operating cash flow of Virginia Concessions LLC under the agreement, calculated in accordance with generally accepted accounting principles consistently applied.

Management Fees

         The Company is party to a management agreement with Stansley Racing (the "Management Agreement"), which prior to the Reorganization is owned by Messrs. Stansley and Leadbetter. Stansley Racing is in turn party to a submanagement agreement (collectively with the Management Agreement, the "Management Agreements") with CD Entertainment Ltd., an affiliate of Mr. Jacobs. Pursuant to the Management Agreements, the Company is obligated to pay a $15,000 monthly management fee. As of December 31, 1996, the accrued and unpaid management fees are $210,000. Upon consummation of this Offering, the Management Agreements will be terminated and the accrued management fees will be paid to Messrs. Stansley and Leadbetter and CD Entertainment Ltd.

Premier One Development Co. Management Fee

         The Company also has agreed to pay Premier One Development Co., an affiliate of Mr. Jacobs, a fee of $250,000, of which $125,000 was paid in December 1996 and the balance will be paid immediately upon consummation of this Offering, for real estate development and construction consulting services. Premier One Development Co. has assisted the Company in its negotiations with Chesapeake Corporation for the timely construction of the infrastructure to support the Track; the design, bidding and construction management of the Track; site selection, permitting, development, renovation and construction of the Richmond, Hampton and proposed SWFs; and other real estate development matters. The three principal shareholders of the Company negotiated the fee.

Convertible Subordinated Note


         Prior to the consummation of this Offering, CD Entertainment Ltd., a principal stockholder of the Company, will acquire the Convertible Subordinated Note for $5,500,000. See "Description of Certain Indebtedness -- Convertible Subordinated Note."

Provision of Credit

         Pursuant to an Agreement for Provision of Credit, Diversified, an affiliate of Mr. Jacobs, has agreed to provide the Company with an irrevocable bank letter of credit in the amount of $6.5 million prior to the consummation of this offering, which may be drawn upon at any time, and CD Entertainment Ltd. has agreed to leave $3.5 million of indebtedness outstanding. Diversified has also agreed to provide credit support as may be required for, or to extend, a loan to the Company of $10 million on specified terms and conditions. See "Description of Certain Indebtedness--Credit Facility." Interest on, and terms of repayment of, amounts drawn under the letter of credit or amounts loaned by Diversified with respect to the Credit Facility shall be identical. In return for such agreement, Diversified will receive an annual fee equal to 3% of the amount represented by the letter of credit, or guaranteed or loaned, as the case may be, during the preceding year (based on the average maximum amount thereof). The Company will reimburse Diversified for the cost of the letter of credit provided that in no event will the annual fee payable by the Company be less than $50,000.


Arnold W. Stansley Consulting Agreement

         Upon the consummation of this Offering, the Company will enter into a five-year consulting agreement with Arnold W. Stansley. Mr. Stansley will advise and assist the Company in the operation of the Track and the SWFs as the Company requests. For his services, the Company will pay Mr. Stansley $75,000 annually, payable quarterly.

Underhill Investment Financial Advisory Fee

         Pursuant to an agreement with Colonial LP, Underhill Investment Corporation, which is an affiliate of Mr. Peskoff (who will be a director of the Company following consummation of this Offering), has provided financial advisory services to the Company and its founders since in 1995. As compensation for services rendered in 1995,

Underhill Investment Corporation received a $50,000 fee and will be paid an additional $50,000 upon consummation of this Offering. Underhill Investment Corporation will receive 15,000 shares of Class A Common Stock from Messrs. Stansley and Leadbetter for such services. These shares were personal property of Messrs. Stansley and Leadbetter and the Company did not compensate them for the shares conveyed by them.

Registration Rights Agreement

         In connection with the Reorganization, the Company will enter into a registration rights agreement on behalf of all holders of Class A Common Stock issued in the Reorganization and Class A Common Stock that may be issued in exchange for shares of Class B Common Stock issued in the Reorganization or issuable upon conversion of the Convertible Subordinated Note (such shares of Class A Common Stock, "Registrable Shares"). If at any time beginning 12 months after the date of this Offering, the holders of not less than 30% of the Registrable Shares request that the Company file a registration statement covering at least 20% of the Registrable Shares (or any lesser percentage if the anticipated aggregate offering price would exceed $10,000,000), the Company will be obligated to file a registration statement under the Securities Act covering the resale of Registrable Shares and to use reasonable efforts to maintain the effectiveness of such registration statement for a period of up to 180 days or such earlier time as all Registrable Shares can be sold pursuant to Rule 144 under the Securities Act without limitation on volume. Thereafter, the Company will be required to file up to two additional registration statements with respect to resale of Registrable Shares held by affiliates of the Company, upon the demand of holders of a majority of such Registrable Shares, and will be required to use reasonable efforts to maintain the effectiveness of such registration statement for a period of up to 180 days. The Company will be obligated to pay the expenses of any such registration, other than any brokerage fees or commissions payable in connection with the sale of Registrable Shares pursuant to any such registration statement. In addition, the holders of Registrable Shares are entitled to have Registrable Shares included in a registration statement filed on behalf of the Company, on a pro rata basis, subject to certain other terms and conditions. The Company will bear the expenses of registration of such shares, except for any underwriting discounts and commissions which will be borne by the participating shareholders in proportion to the number of shares sold. These registration rights are subject to customary conditions and limitations.

Issuance of Shares of Common Stock

         In connection with the Reorganization, the Company will issue 750,000 shares of Class A Common Stock and 2,250,000 shares of Class B Common Stock for the acquisition of 99% of the partnership interests of Colonial LP and all of the outstanding stock of Stansley Racing. Arnold W. Stansley will receive 510,000 shares of Class A Common Stock and 510,000 shares of Class B Common Stock in exchange for his shares of SMC (which presently owns one half of Colonial LP) and Stansley Racing, which shares he has held since September 1993 and June 1994, respectively. James M. Leadbetter will receive 225,000 shares of Class A Common Stock and 225,000 shares of Class B Common Stock for his shares of SMC and Stansley Racing, which shares he has held since June 1994. Two individuals will each receive 7,500 shares of Class A Common Stock and 7,500 shares of Class B Common Stock for shares of SMC they received as gifts from Mr. Stansley in July 1995. Additionally, CD Entertainment Ltd., which owns 50% of the partnership interests of Colonial LP, will receive 1,500,000 shares of Class B Common Stock. CD Entertainment Ltd. acquired its 50% interest in Colonial LP in July 1996 for $2,000,000 and its provision of certain interim financing.

         Stansley Racing will acquire a 1% general partnership interest in Colonial LP for nominal consideration in connection with the Reorganization.

         Also in connection with the Reorganization, Mr. Stansley will convey 10,408 shares of Class A Common Stock, and Mr. Leadbetter will convey 4,592 shares of Class A Common Stock, to Underhill Investment Corporation, an affiliate of Mr. Peskoff, for payment for certain financial services received by them. Additionally, Mr. Stansley will convey 8,673 shares of Class A Common Stock, and Mr. Leadbetter will convey 3,827 shares of Class A Common Stock, to an affiliate of a financial advisor that assisted in the application for the Track's owner's and operator's licenses.

Share Transactions Among Certain Shareholders


         In connection with the consummation of the Offering, Arnold W. Stansley and James M. Leadbetter will grant options to CD Entertainment Ltd. to acquire up to 300,000 of their shares in aggregate (208,200 from Mr. Stansley and 91,800 from Mr. Leadbetter) of Class A Common Stock at 85% of the initial offering price for this Offering. Such options shall remain outstanding for three years from the date of the consummation of the Offering and may be exercised all or in part.


         Prior to the consummation of the Offering, Arnold W. Stansley, James M. Leadbetter and CD Entertainment Ltd. will enter into a Buy-Sell Agreement covering the shares of Common Stock held by them. The agreement will provide, with certain exceptions, that if any one of the parties receives a bona-fide offer for the purchase of any or all of his shares, such shareholder will first offer the shares to the others on a pro rata basis. For private transactions exempt from the registration requirements of the Securities Act, the other shareholders will have five business days in which to elect to purchase such shares on the terms presented in the offering shareholder's notice. For public market sales, the other shareholders will have 24 hours in which to elect to purchase such shares. Additionally, prior to the exercise of any rights under the Registration Rights Agreement, the selling shareholder will offer his shares to the remaining shareholders (unless all three shareholders elect to exercise their rights under the Registration Rights Agreement).

                             PRINCIPAL SHAREHOLDERS

         The following table provides information concerning beneficial ownership of Common Stock, as of December 31, 1996 (after giving effect to the Reorganization), and as adjusted to reflect the sale of 4,250,000 shares of Class A Common Stock offered hereby and the issuance of the Convertible Subordinated Note, by (1) each person or entity known by the Company to beneficially own more than 5% of the outstanding Common Stock, (2) each director of the Company following this Offering, (3) the Chief Executive Officer and all other executive officers whose salaries or bonuses was or would have been in excess of $100,000 for the fiscal year ended December 31, 1996, and (4) all directors and executive officers of the Company as a group following this Offering. The information as to beneficial ownership has been furnished by the respective shareholders, directors and executive officers of the Company, and, unless otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares beneficially owned. Unless otherwise specified, the address of all shareholders is the address of the Company set forth herein.



                                                                                                    Voting Power as
                                                                       Percent of Common           Percent of Common
  Name of Beneficial                                                  Stock Outstanding            Stock Outstanding
       Owner                        Shares Owned                        After Offering             After Offering(8)
       -----                        ------------                 -----------------------------     -----------------
                              Class A         Class B            Class A     Class B      All
                              -------         -------            -------     -------     -----
CD Entertainment Ltd. (1)     300,000(2)     1,950,820(3)           6.0%       72.2%      29.2%         54.3%
Jeffrey P. Jacobs (4)         300,000(2)     1,950,820(3)           6.0        72.2       29.2          54.3
Arnold W. Stansley.......     490,919(5)       510,000              9.8        22.7       13.8          18.7
James M. Leadbetter......     216,581(6)       225,000              4.3        10.0        6.1           8.3
Stephen Peskoff(7).......      15,000               --              0.3          --        0.2           0.1
O. James Peterson, III...          --               --               --          --         --            --
David C. Grunenwald......          --               --               --          --         --            --
Robert H. Hughes.........          --               --               --          --         --            --
Patrick J. McKinley......          --               --               --          --         --            --
All executive officers and
  directors as a group (12
  persons)...............     597,719        2,460,820             12.0%       91.1%      39.7%         69.7%


-------------

(1) CD Entertainment Ltd. is beneficially owned by Jeffrey P. Jacobs, and Gary
    L. Bryenton and Jeffrey P. Jacobs as Trustees under the Opportunities Trust Agreement dated February 1, 1996.


(2) Represents 300,000 shares of Class A Common Stock which may be acquired upon the exercise of options to be issued by Messrs. Stansley and Leadbetter.

(3) Includes 450,820 shares of Class B Common Stock issuable upon conversion of the Convertible Subordinated Note (assuming a $10 per share initial public offering price for the Class A Common Stock).

(4) Represents the shares owned by CD Entertainment Ltd.

(5) Includes 208,200 shares that will be subject to an option in favor of CD Entertainment Ltd.

(6) Includes 91,800 shares that will be subject to an option in favor of CD Entertainment Ltd.

(7) Represents shares owned by Underhill Investment Corp., an affiliate of Mr. Peskoff.

(8) Except for votes on Special Voting Matters, in which case the voting power of the Company's officers and directors will be equal to their total respective percentage ownership of Common Stock outstanding after this Offering, as set forth above.

                          DESCRIPTION OF CAPITAL STOCK

         The following summary description of the capital stock of the Company does not purport to be complete and is subject to the provisions of the Company's Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, which are included as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law.

Authorized and Outstanding Capital Stock

         Pursuant to the Company's Amended and Restated Articles of Incorporation, which will become effective upon the consummation of the Reorganization, the Company has authority to issue 17,000,000 shares of capital stock, consisting of 12,000,000 shares of Class A Common Stock, par value $.01 per share, 3,000,000 shares of Class B Common Stock, par value $.01 per share, and 2,000,000 shares of Preferred Stock. As of the date hereof, the Company has two outstanding shares of Common Stock, one each held by CD Entertainment Ltd. and Arnold W. Stansley, and no outstanding shares of Preferred Stock. Immediately following the Reorganization, the Company will have outstanding 750,000 shares of Class A Common Stock, 2,250,000 shares of Class B Common Stock and no outstanding shares of Preferred Stock. Immediately following this Offering, the Company will have outstanding 5,000,000 shares of Class A Common Stock and 2,250,000 shares of Class B Common Stock. All the shares of Common Stock outstanding on the date of this Prospectus are validly issued, fully paid and non-assessable, and the shares offered hereby, when sold, will be validly issued, fully paid, and non-assessable. The Company will reserve 450,820 shares of Class B Common Stock (subject to adjustment) for issuance upon conversion of the Convertible Subordinated Note (assuming a $10 per share initial public offering price for the Class A Common Stock).

Class A Common Stock

         Voting Rights. Each holder of the Class A Common Stock shall be entitled to attend all special and annual meetings of the stockholders of the Company and, together with the holders of shares of Class B Common Stock and the holders of all other classes of stock entitled to attend and vote at such meetings, to vote upon any matter or thing (including, without limitation, the election of one or more directors) properly considered and acted upon by the stockholders. Holders of the Class A Common Stock will be entitled to one vote per share.

         Liquidation Rights. In the event of any dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, the holders of the Class A Common Stock, the holders of the Class B Common Stock and holders of any class or series of stock entitled to participate therewith, shall become entitled to participate in the distribution of any assets of the Company remaining after the Company shall have paid, or provided for payment of, all debts and liabilities of the Company and after the Company shall have paid, or set aside for payment to the holders of any class of stock having preference over the Common Stock in the event of dissolution, liquidation or winding up the full preferential amounts (if any) to which they are entitled. The holders of Class A Common Stock and Class B Common Stock will participate equally, on a per share basis, in any such distribution of any such assets.

         Dividends. Dividends may be paid on the Class A Common Stock, the Class B Common Stock and on any class or series of stock entitled to participate therewith when and as declared by the Board. The Class A Common Stock and Class B Common Stock will be entitled to participate equally in any dividend declared by the Board in respect of the Common Stock.

Class B Common Stock


         Voting Rights. Each holder of the Class B Common Stock shall be entitled to attend all special and annual meetings of stockholders of the Company and, together with the holders of shares of Class A Common Stock and the holders of all other classes of stock entitled to attend and vote at such meetings to vote upon any matter or thing (including without limitation, the election of one or more directors) properly considered and acted upon by the stockholders. Holders of the Class B Common Stock are entitled to five votes per share generally, other than votes on any Special Voting Matters (which include any vote or approval with respect to a merger, consolidation or other business combination, or a sale of all or substantially all of the assets of the Company), and any amendments to the Amended and Restated Articles of Incorporation or Amended and Restated Bylaws to alter or adversely effect the voting rights of the Class B Common Stock, with respect to which holders of Class B Common Stock will be entitled to one vote per share.

         Liquidation Rights. In the event of any dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, the holders of the Class B Common Stock, the holders of the Class A Common Stock, and the holders of any class or series of stock entitled to participate therewith shall become entitled to participate in the distribution of any assets of the Company remaining after the Company shall have paid, or provided for payment of, all debts and liabilities of the Company and after the Company shall have paid, or set aside for payment, to the holders of any class of stock having preference over the Common Stock in the event of dissolution, liquidation or winding up the full preferential amounts (if any) to which they are entitled. The holders of Class A Common Stock and Class B Common Stock will participate equally, on a per share basis, in any such distribution of any such assets.

         Dividends. Dividends may be paid on the Class B Common Stock the Class A Common Stock and any class or series of stock entitled to participate therewith when and as declared by the Board. The Class A Common Stock and Class B Common Stock will be entitled to participate equally in any dividend declared by the Board in respect of the Common Stock.

         Conversion into Class A Common Stock. The shares of Class B Common Stock may be converted at any time at the option of the holder into fully paid and nonassessable shares of Class A Common Stock at the rate of one share of Class A Common Stock for each share of Class B Common Stock (as adjusted for any stock split or combination).

         Restrictions on Transfer. The Class B Common Stock shall not be transferable to any person or entity other than any of CD Entertainment Ltd., Jeffrey P. Jacobs, or members of Mr. Jacob's immediate family.

Preferred Stock

         The Board of Directors is authorized to have the Company issue one or more series of shares of Preferred Stock, and to provide for the designation, preferences, limitations and relative rights thereof. The Board of Directors can fix and determine, among other things: (i) whether the shares of such class or series shall have voting rights, in addition to any voting rights provided by law, and if so, the terms of such voting rights; (ii) the rate or rates (which may be fixed or variable) at which dividends, if any, are payable on such series; (iii) whether the shares of such series shall be subject to redemption or repurchase by the Company; (iv) the amount or amounts payable upon shares of such series upon, and rights of the holders of such series in, the voluntary or involuntary liquidation, dissolution or winding up, or any distribution of the assets of the Company, whether the shares of such series shall be subject to the operation of a retirement or sinking fund, and if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the repurchase or redemption of the shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof; and (v) whether the shares of such series shall be convertible into, or exchangeable for, shares of stock or any other securities (including Common Stock) and, if so, the price or prices or the rate or rates of conversion or exchange.

Certain Charter and Statutory Provisions

         The Amended and Restated Bylaws of the Company provide for the Board of Directors to be divided into three classes of directors, with each class to consist as nearly as possible of an equal number of the directors. The terms of office of one class of directors (2 directors) will expire at the 1998 annual meeting of shareholders; the term of the next class of directors (2 directors) will expire at the 1999 annual meetings of shareholders; and the term of the third class of directors (3 directors) will expire at the 2000 annual meeting of shareholders. At each annual meeting of shareholders, the class of directors to be elected at such meeting will be elected for a three-year term, and the directors in the other two classes will continue in office. Because holders of Common Stock have no right to cumulative voting for the election of directors, at each annual meeting of shareholders, the holders of the shares of Common Stock with a majority of the voting power of the Common Stock will be able to elect all of the successors of the class of directors whose term expires at that meeting. The over-all effect of the provision of the Bylaws with respect to a classified Board of Directors may be to render more difficult a change in control of the Company or the removal of incumbent management.

         Because under the Amended and Restated Articles of Incorporation the Board of Directors has the power to establish the preferences and rights of additional series of capital stock without further shareholder vote, the

Board of Directors may afford the holders of any series of senior capital stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of Common Stock. The issuance of any such senior capital stock could have the effect of delaying or preventing a change in control of the Company. The Board of Directors, however, currently does not contemplate the issuance of any series of capital stock other than the Class A Common Stock and the Class B Common Stock.

         The Virginia Racing Act requires that any person proposing to acquire beneficial ownership of 5% or more of the Company's shares acquire the approval of the Virginia Racing Commission. The shares of any 5% or greater shareholder may be redeemed at fair market value by the Company pursuant to the Company's Amended and Restated Articles of Incorporation upon a vote of the majority of its shareholders if the Virginia Racing Commission determines that such shareholder (i) is or has been guilty of any illegal, corrupt or fraudulent act, conduct or practice in connection with horse racing in Virginia or any other state, (ii) knowingly failed to comply with the Virginia Racing Act or the Virginia Racing Commission's regulations, or (iii) has had a license or permit to hold or conduct a race meet suspended, denied for cause or revoked. Each of CD Entertainment Ltd., Stansley Racing and Stansley Management Corp. and the controlling persons thereof, including Mr. Jacobs, Arnold Stansley and Mr. Leadbetter, have been approved as beneficial owners of 5% or more of the Company's voting stock by the Virginia Racing Commission.

         The Virginia Affiliated Transactions statute imposes restrictions on certain transactions between a public Virginia corporation and a 10% beneficial shareholder of the corporation (the "Interested Shareholder"). Under this statute, significant transactions (such as a merger, a transfer to the Interested Shareholder of corporate assets worth more than 5% of net worth, or a reclassification of securities having the effect of increasing by 5% or more the corporation's outstanding voting shares held by any Interested Shareholder) between the corporation and an Interested Shareholder must receive the approval of both a majority of disinterested directors and the holders of two-thirds of the corporation's voting shares (not including the Interested Shareholder's shares). After an Interested Shareholder has held the stock for three years, the transaction may proceed upon the approval of either the disinterested directors or the holders of two-thirds of the voting shares. The corporation may avoid application of the statute if a majority of the disinterested directors approves the initial 10% stock acquisition by the Interested Shareholder. In addition, this statute does not apply to an Interested Shareholder who has been such continuously since the date the corporation first became a public corporation. Accordingly, although CD Entertainment Ltd., Jeffrey P. Jacobs, Gary L. Bryenton and Jeffrey P. Jacobs as trustees, and Arnold W. Stansley are each an Interested Shareholder, the restrictions imposed under the statute are inapplicable because each will be an Interested Shareholder as of the date the Company became a public corporation.


         Pursuant to the Virginia Control Share Acquisitions statute, any person acquiring 20% or more of the outstanding shares of the Company may not be able to vote such shares and such shares may be redeemed by the Company at their cost of acquisition unless such acquisition is approved by a majority of the Company's disinterested shareholders and the Board of Directors.

         Pursuant to Section 13.1-646 of the Virginia Stock Corporation Act, the Board of Directors has the ability to create or issue rights, options or warrants for the purchase of shares of the Company upon such terms and conditions and for such consideration, if any, as the Board may approve. The terms and conditions of such rights, options or warrants may include restrictions or conditions that preclude or limit the exercise, transfer or receipt of such rights, options or warrants by designated persons or classes of persons (such as 10% or more shareholders) or that invalidate or void such rights, options or warrants held by them.

Transfer Agent and Registrar

         The transfer agent and registrar for the Class A Common Stock will be American Stock Transfer and Trust Company.

                       DESCRIPTION OF CERTAIN INDEBTEDNESS

         Set forth below is a summary of certain indebtedness to which the Company will be subject following completion of this Offering. This summary does not purport to be complete and is qualified by reference to the applicable agreements filed as exhibits to the Registration Statement of which this Prospectus is a part.

Convertible Subordinated Note

         Prior to the consummation of this Offering, CD Entertainment Ltd. will purchase the Convertible Subordinated Note at a purchase price equal to its $5.5 million principal amount. The Convertible Subordinated Note will be secured by a second deed of trust on the Track, and will bear interest, payable quarterly, at a fixed rate of 7.25% per annum. The principal of the Convertible Subordinated Note will be payable in a single balloon payment at maturity, which will be three years after issuance. The Company will have the right to redeem the Convertible Subordinated Note at any time upon specified notice to the holder, at a price equal to the principal amount thereof plus interest accrued to the date of redemption. The holder will have the option to convert the Convertible Subordinated Note in whole or in part into up to 450,820 shares of Class B Common Stock, at a conversion price equal to 122% of the initial public offering price of the Class A Common Stock in this Offering (subject to adjustment in certain events), at any time or from time to time prior to maturity or any earlier date specified for redemption by the Company. The Convertible Subordinated Note will be subordinated in right of payment to Senior Indebtedness (as defined therein), including indebtedness under the Credit Facility.

Credit Facility

         In connection with this Offering, the Company will require approximately $10 million of financing to be used to construct the Track, acquire, construct, equip and open additional planned SWFs, to repay interim financing and for general corporate purposes. Diversified, an affiliate of Mr. Jacobs, will deliver prior to the consummation of the Offering a $6.5 million irrevocable letter of credit to be used by the Company to meet its current funding requirements and CD Entertainment Ltd. will keep in place $3.5 million of existing financing. It is expected that the $6.5 million letter of credit will be replaced by a $10 million credit facility from either an institutional lender or by Diversified prior to the opening of the Track. The Company has entered into a non-binding letter of intent with a commercial bank relating to such financing but has not yet signed a firm commitment letter for such financing. Such financing is expected to provide for an interest rate of not more than LIBOR plus 3% and have a term of four to five years and be secured by a first lien on all or substantially all of the Company's assets. Pursuant to an Agreement for Provision of Credit, Diversified, an affiliate of Mr. Jacobs, has agreed to provide the Company guarantees, a pledge of its assets or other form of security to assist the Company in securing such financing from a financial institution. If the Company is unable to obtain such a facility, Diversified has agreed to loan the Company $10 million. The Diversified loan, if made, will bear interest, payable monthly, at a rate of not more than LIBOR plus three percent (3%) per annum have a term of four years. During the first year, the Diversified loan will require payment only of interest. During the remaining years, principal amortization will be required in quarterly payments, based on a 15-year amortization schedule, with the balance payable at maturity. The loan will be secured by liens on substantially all of the Company's real and personal property. Mr. Jacobs has agreed to personally guarantee the performance of Diversified pursuant to this agreement. Interest on, and terms of repayment of, amounts drawn under the $6.5 million letter of credit or amounts loaned by Diversified with respect to the Credit Facility shall be identical. The proceeds of the Credit Facility will be used to retire any obligations the Company may have to repay Diversified in respect of any drawings under the $6.5 million letter of credit provided by Diversified prior to closing, and to repay approximately $3.5 million of interim financing provided by CD Entertainment Ltd.

                         SHARES ELIGIBLE FOR FUTURE SALE

         Prior to this Offering, there has not been any public market for securities of the Company. No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. An increase in the number of shares of Class A Common Stock that may become available for sale in the public market after the expiration of the restrictions described below could adversely affect the market price prevailing from time to time of the Class A Common Stock in the public market and could impair the Company's ability to raise additional capital through the sale of its equity securities in the future.

         Upon consummation of this Offering, the Company will have issued and outstanding 5,000,000 shares of Class A Common Stock (5,637,500 shares if the Underwriters' over-allotment is exercised in full) and 2,250,000 shares of Class B Common Stock. The 4,250,000 shares of Class A Common Stock sold in this Offering are freely transferable by persons other than "affiliates" of the Company without restriction or further registration under the Securities Act. The 750,000 shares of Class A Common Stock and the 2,250,000 shares of Class B Common Stock currently outstanding (the "Restricted Shares") are "restricted securities" within the meaning of Rule 144 under the Securities Act and may only be sold if they are registered under the Securities Act or unless an exemption from registration is available, including an exemption afforded by Rule 144 of the Securities Act.


         Under Rule 144 (as amended, effective in April 1997), a person who holds Restricted Shares that were acquired from the Company or an affiliate of the Company at least one year prior to any proposed resale of such securities is entitled to sell, within any three-month period, that number of shares that does not exceed the greater of (i) 1.0% of the then outstanding shares of Common Stock or (ii) the average weekly trading volume in the over-the-counter market of the then outstanding shares of Common Stock during the four calendar weeks preceding each such sale. However, a person who is not an affiliate of the Company and who has held Restricted Shares acquired from the Company or an affiliate of the Company for at least two years prior to any proposed resale is entitled to sell such shares under Rule 144 without regard to the volume limitations described above. No existing shareholder will be able to commence any public sale of any of its currently-held shares of Common Stock for at least one year, absent registration of such shares of Common Stock to be sold. The Company has granted certain registration rights to the holders of the Common Stock issued in the Reorganization and issuable upon conversion of the Convertible Subordinated Note. See "Certain Transactions -- Registration Rights."


         In connection with this Offering, the Company has agreed not to issue any shares of Common Stock, and the Company's current directors, officers and existing shareholders have agreed not to, directly or indirectly, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, until the later of (i) 180 days after the consummation of this Offering or (ii) such time as the Company is operating four SWFs, not including any SWF operations at the Track, without the prior written consent of Friedman, Billings, Ramsey & Co., Inc. See "Underwriting."

                                  UNDERWRITING

         The Underwriters named below, represented by Friedman, Billings, Ramsey & Co., Inc. (the "Representative"), have severally agreed to purchase, subject to the terms and conditions of a purchase agreement (the "Purchase Agreement"), and the Company has agreed to sell, the number of shares of Class A Common Stock set forth opposite the name and each Underwriter.

                                                                 Number of
         Underwriters                                              Shares
         ------------                                              ------

Friedman, Billings, Ramsey & Co., Inc..........................




                                                                 ---------
         Total.................................................  4,250,000
                                                                 =========

         The Purchase Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the shares of Class A Common Stock if any shares are purchased.

         The Representative has advised the Company that the Underwriters propose initially to offer the shares of Class A Common Stock to the public on the terms set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $_____ per share. After the shares of Class A Common Stock have been released for sale to the public, the offering price and concession may be changed. The Class A Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part. The Representative has informed the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

         The Company has granted the Underwriters an option, exercisable not later than 30 days from the date of this Prospectus, to purchase up to an aggregate of 637,500 additional shares of Class A Common Stock at the public offering price less underwriting discounts and commissions shown on the cover of this Prospectus. The Underwriters may exercise such options solely to cover over-allotments. To the extent that such options are exercised, each Underwriter will be committed, subject to certain conditions, to purchase a number of additional shares of Class A Common Stock proportionate to such Underwriter's initial commitment as indicated in the preceding table.


         Until the distribution of the Class A Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Class A Common Stock. As an exception to these rules, the Representative is permitted to engage in certain transactions that stabilize the price of the Class A Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Class A Common Stock.

         If the Underwriters create a short position in the Class A Common Stock in connection with the Offering (i.e., if they sell more shares of Class A Common Stock than are set forth on the cover page of this Prospectus), the Representative may reduce that short position by purchasing Class A Common Stock in the open market. The Representative may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

         The Representative may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representative purchases shares of Class A Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Class A Common Stock, it may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offering.

         In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

         Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Class A Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representative will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.


         Prior to the Offering, there has been no public market for the Class A Common Stock. The offering price has been determined by negotiation between the Company and the Representative. In determining such price, consideration was given to, among other things, the financial and operating history and trends of the Company, the experience of its management, the position of the Company in its industry, the Company's prospects and the Company's financial results. In addition, consideration has been given to the status of the securities markets, market conditions for new offerings of securities and the prices of similar securities of comparable companies.

         In connection with this Offering, the Company, and the Company's executive officers, directors and existing shareholders have agreed not to, directly or indirectly, offer for sale, sell or otherwise dispose of any shares of Common Stock (other than shares purchased in the Offering or otherwise in the open market, if any), until the later of (i) 180 days after the consummation of this Offering or (ii) such time as the Company is operating four SWFs, not including any SWF operations at the Track, without the prior written consent of the Representative. See "Shares Eligible for Future Sale."

         The Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof. The Company will reimburse the Underwriters for their reasonable out-of-pocket expenses (including legal fees and expenses) incurred in connection with this Offering. The Company has also granted the Representative the exclusive right to act as the Company's financial advisor, placement agent and underwriter in connection with any debt financings, equity financings or sale transactions by the Company during the period ending 24 months after the closing date of this Offering.

                                  LEGAL MATTERS

         The validity of the Class A Common Stock offered hereby has been passed upon for the Company by Hogan & Hartson L.L.P., Washington, D.C. Certain legal matters are being passed upon for the Underwriters by Dickstein Shapiro Morin & Oshinsky LLP, Washington, D.C.

                                     EXPERTS

         The financial statements included in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

                              AVAILABLE INFORMATION

         The Company has filed with the Securities and Exchange Commission (the "Commission") under the Securities Act, a Registration Statement on Form S-1 (of which this Prospectus is a part) with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and in the exhibits and schedules thereto. For further information with respect to the Company, reference is made to the Registration Statement and to the exhibits and schedules thereto.

         Statements contained in this Prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified by such reference. Copies of the Registration Statement, including all exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Seven World Trade Center, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission, at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission and the address of such web site is http://www.sec.gov.

         As a result of this Offering, the Company will be subject to the informational requirements of the Exchange Act. In accordance therewith, the Company will file certain reports and other information with the Commission. The Company intends to furnish its shareholders with annual reports containing financial statements audited by the Company's independent accountants and unaudited quarterly consolidated financial statements and other reports.

                          COLONIAL DOWNS HOLDINGS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                            Page
                                                                            ----

Report of Independent Certified Public Accountants........................  F-2

Consolidated Financial Statements

  Balance Sheets as of December 31, 1996 and 1995.........................  F-3

  Statements of Operations for the Years Ended December 31,
    1996, 1995 and 1994...................................................  F-5

  Statements of Stockholders' Equity for the Years Ended
    December 31, 1996, 1995, and 1994.....................................  F-6

  Statements of Cash Flows for the Years Ended December 31, 1996,
    1995 and 1994.........................................................  F-7

Notes to Consolidated Financial Statements................................  F-8

               Report of Independent Certified Public Accountants

(the following is the form of the report that BDO Seidman, LLP will be in a position to issue upon completion of the reorganization described in Note 1)


Colonial Downs Holdings,Inc.
Providence Forge, Virginia

We have audited the accompanying consolidated balance sheets of Colonial Downs Holdings, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Colonial Downs Holdings, Inc. and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



                                       BDO Seidman, LLP

Richmond, Virginia
February 10, 1997

                          Colonial Downs Holdings, Inc.
                                and Subsidiaries

                           Consolidated Balance Sheets



                                               December 31,       December 31,
                                                    1996              1995
                                               ------------       ------------
         Assets

Current
 Cash and cash equivalents..................   $ 1,379,884        $  330,066
 Horsemen's deposits (Notes 1 and 9)........       337,738               -
 Accounts receivable........................        38,519               -
 Prepaid expenses...........................         9,335               -
                                               -----------        ----------
Total current assets........................     1,765,476           330,066
                                               -----------        ----------
Property and equipment (Notes 1, 6 and 7)
  Land......................................       800,000               -
  Building and improvements.................     1,788,343               -
  Leasehold improvements....................       807,643           737,864
  Equipment, furnishings and fixtures.......       868,918           253,222
  Vehicles..................................        19,585            19,585
  Construction in progress..................     5,080,098           858,029
                                               -----------        ----------
                                                 9,364,587         1,868,700
  Less accumulated depreciation
    and amortization........................       126,167             3,060
                                               -----------        ----------
Net property and equipment..................     9,238,420         1,865,640
                                               -----------        ----------
Other
  Licensing costs (Note 1)..................       942,572           777,592
  Financing costs...........................       332,037           131,244
  Organization costs (Note 1)...............         7,500             7,500
  Miscellaneous.............................        51,352            30,000
                                               -----------        ----------
                                                 1,333,461           946,336
  Less accumulated amortization.............       160,867               -
                                               -----------        ----------
Total other.................................     1,172,594           946,336
                                               -----------        ----------
                                               $12,176,490        $3,142,042
                                               ===========        ==========

                          Colonial Downs Holdings, Inc.
                                and Subsidiaries

                    Consolidated Balance Sheets--(Continued)


                                               December 31,       December 31,
                                                    1996              1995
                                               ------------       ------------

         Liabilities and Stockholders' Equity (Deficit)

Current liabilities
  Accounts payable.........................     $ 3,567,388        $1,242,855
  Management fee payable (Note 7)..........         210,000            30,000
  Accrued expenses.........................         123,292            14,761
  Uncashed pari-mutuel tickets.............         147,064               -
  Current maturities of long-term debt
     and capital lease obligations
     (Note 6)..............................          47,678             4,403
  Notes payable - stockholders (Note 6)....       1,637,619           400,000
  Advances from stockholders (Note 6)......             -             227,234
  Purses due horsemen (Note 9).............       1,957,683               -
                                                -----------        ----------
Total current liabilities..................       7,690,724         1,919,253
                                                -----------        ----------
Long-term liabilities
  Long-term debt and capital lease
    obligations, net of current
    maturities (Note 6)....................          42,159            11,086
  Notes payable - stockholders
    (Note 6)...............................       3,448,782         1,536,532
                                                -----------        ----------
Total long-term liabilities................       3,490,941         1,547,618
                                                -----------        ----------
Total liabilities..........................      11,181,665         3,466,871
                                                -----------        ----------

Commitments and contingencies (Notes 1, 2, 3, 4, 5, 7, 8 and 9)

Stockholders' equity (Deficit)
  Preferred stock, $.01 par value,
    2,000,000 shares authorized;
    none issued............................            -                  -
  Common stock
    Class A, $.01 par value, 12,000,000
      shares authorized; 750,000 shares
      outstanding..........................           7,500             7,500
    Class B, $.01 par value, 3,000,000
      shares authorized; 2,250,000
      shares outstanding...................          22,500            22,500
  Additional paid-in capital...............       1,966,169             1,100
  Retained earnings (deficit)..............      (1,001,344)         (355,929)
                                                -----------        ----------
Total stockholders' equity (deficit).......         994,825          (324,829)
                                                -----------        ----------
                                                $12,176,490        $3,142,042
                                                ===========        ==========

          See accompanying summary of accounting policies and notes to consolidated financial statements.

                          Colonial Downs Holdings, Inc.
                                and Subsidiaries

                      Consolidated Statements of Operations

                                                       Year Ended December 31,
                                                ------------------------------------
                                                1996            1995            1994
                                                ----            ----            ----
Revenues
  Pari-mutuel commissions--
    import simulcasting..................   $7,744,839      $      -        $      -
  Admissions.............................      215,494             -               -
  Programs...............................      361,217             -               -
  Miscellaneous (Note 7).................      205,760             -               -
                                            ----------      ----------      ----------
Total revenues...........................    8,527,310             -               -
                                            ----------      ----------      ----------
Operating expenses
  Direct operating expenses:
  Purses and awards......................    1,946,037             -               -
  Totalisator and simulcast expenses.....    1,319,187             -               -
  Breeder's fund fees....................      369,526             -               -
  Pari-mutuel taxes......................      947,180             -               -
  Direct salaries, payroll taxes
    and employee benefits................    1,160,385             -               -
  Other direct expenses..................      792,023             -               -
  Consulting fees (Note 2)...............      739,062             -               -
                                            ----------      ----------      ----------
  Total direct operating expenses........    7,273,400             -               -
                                            ----------      ----------      ----------
  General and administrative
    expenses:
    Management fees (Note 7).............      180,000          30,000             -
    Attorney and professional fees.......      536,733             -               -
    Other................................      721,720         285,175             -
                                            ----------      ----------      ----------
  Total general and administrative
    expenses............................     1,438,453         315,175             -
                                            ----------      ----------      ----------
  Depreciation and amortization.........       283,974           3,060             -
                                            ----------      ----------      ----------
Total operating expense..................    8,995,827         318,235          18,648
                                            ----------      ----------      ----------
Loss from operations.....................     (468,517)       (318,235)        (18,648)
                                            ----------      ----------      ----------
Other income (expense)
  Interest expense.......................     (183,118)         (2,252)            -
  Interest income........................        6,220              -              -
                                            ----------      ----------      ----------
Total other income (expense).............     (176,898)         (2,252)            -
                                            ----------      ----------      ----------
Net loss.................................   $ (645,415)     $ (320,487)     $  (18,648)
                                            ----------      ----------      ----------
Earnings per share data:
  Earnings per share.....................   $    (0.22)     $    (0.11)     $    (0.01)
                                            ----------      ----------      ----------
  Weighted average number
    of shares outstanding................    3,000,000       3,000,000       3,000,000
                                            ==========      ==========      ==========

          See accompanying summary of accounting policies and notes to consolidated financial statements.

                          Colonial Downs Holdings, Inc.
                                and Subsidiaries

         Consolidated Statements Stockholders' Equity (Capital Deficit)



                                              Common Stock
                             ----------------------------------------------
                                   Class A                   Class B             Additional    Retained
                             ---------------------     --------------------        Paid-in     Earnings     Partners'
                             Shares         Amount     Shares        Amount        Capital     (Deficit)     Capital       Total
                             ------         ------     ------        ------        -------     ---------     -------       -----
Balance, December 31,
  1993....................        -        $  -              -      $   -       $      -     $   (16,794)  $   1,100    $  (15,694)
Elimination of partner's
  capital due to
  reorganization..........        -           -              -          -            1,100           -        (1,100)          -
Issuance of the
  reorganized common
  stock...................    750,000       7,500      2,250,000     22,500            -             -           -          30,000
Net loss..................        -           -              -          -              -         (18,648)        -         (18,648)
                             --------      ------     ----------    -------     ----------   -----------    ---------   ----------
Balance, December 31,
  1994....................    750,000       7,500      2,250,000     22,500          1,100       (35,442)        -          (4,342)
Net loss..................        -           -              -          -              -        (320,487)        -        (320,487)
                             --------      ------     ----------    -------     ----------   -----------    ---------   ----------
Balance, December 31,
  1995....................    750,000       7,500      2,250,000     22,500          1,100      (355,929)        -        (324,829)
Conversion of shareholder
  debt to equity (Note 6).        -           -              -          -        1,965,069           -           -       1,965,069
Net loss..................        -           -              -          -              -        (645,415)        -        (645,415)
                             --------      ------     ----------    -------     ----------   -----------    ---------   ----------
Balance, December 31,
  1996....................    750,000      $7,500      2,250,000    $22,500     $1,966,169   $(1,001,344)   $    -      $  994,825
                             ========      ======     ==========    =======     ==========   ===========    =========   ==========



          See accompanying summary of accounting policies and notes to consolidated financial statements.

                          Colonial Downs Holdings, Inc.
                                and Subsidiaries

                      Consolidated Statements of Cash Flows



                                                             Year Ended December 31,
                                                       ------------------------------------
                                                       1996            1995            1994
                                                       ----            ----            ----
Operating activities
Net loss.......................................    $ (645,415)     $ (320,487)     $ (18,648)
Adjustments to net loss
  Depreciation and amortization................       283,974           3,060            -
  Increase in uncashed tickets.................       147,064             -              -
  Increase in accounts receivable
    and other assets...........................       (47,854)            -              -
  Increase in accounts payable - trade.........       638,867         112,922            -
  Increase in accrued expenses and other.......       200,087          44,132            -
  Increase in accrued interest payable.........        88,444             629            -
  Increase in horsemen's deposits..............      (337,738)            -              -
                                                   ----------      ----------      ---------
Net cash provided (absorbed) by
  operating activities........................        327,429        (159,744)       (18,648)
                                                   ----------      ----------      ---------
Investing activities
  Purchases of property and equipment.........     (5,770,758)       (436,570)      (223,240)
  Increase in purses due horsemen.............      1,957,683             -              -
  Investment in other assets..................       (186,332)       (483,649)      (199,343)
                                                   ----------      ----------      ---------
Net cash absorbed by investing activities.....     (3,999,387)       (920,219)      (422,583)
                                                   ----------      ----------      ---------
Financing activities
  Net proceeds (repayments) from borrowings...     $   (4,404)     $   15,489      $     -
  Net increase in financing costs.............       (200,793)       (100,000)       (15,045)
  Proceeds from long-term debt................         50,200             -              -
  Payments on long-term debt..................           (712)            -              -
  Payments on capital lease agreements........        (10,219)            -              -
  Proceeds from stockholder advances
    and notes payable.........................      4,987,704       1,492,117        458,699
  Payments on stockholders' advances
    and notes payable.........................       (100,000)            -              -
                                                   ----------      ----------      ---------
Net cash provided by financing activities.....      4,121,776       1,407,606        443,654
                                                   ----------      ----------      ---------
Net increase in cash and cash equivalents.....      1,049,818         327,643          2,423
Cash and cash equivalents, beginning of year..        330,066           2,423            -
                                                   ----------      ----------      ---------
Cash and cash equivalents, end of year........     $1,379,884      $  330,066      $   2,423
                                                   ==========      ==========      =========
Supplemental Disclosures of Cash Flow
  Information
Cash paid for interest........................     $   94,674      $    2,400      $     -
                                                   ----------      ----------      ---------
Conversion of debt to equity..................     $1,965,069      $      -        $     -
                                                   ----------      ----------      ---------
Capital lease obligations incurred............     $   39,483      $      -        $     -


At December 31, 1996 and 1995, $2,815,599 and $1,129,933, respectively, were due vendors for property and equipment purchases.



          See accompanying summary of accounting policies and notes to consolidated financial statements.

                          Colonial Downs Holdings, Inc.
                                and Subsidiaries

                   Notes to Consolidated Financial Statements


1.   Significant Accounting Policies

     Principles of Consolidation

     The consolidated financial statements include the following entities of Colonial Downs Holdings, Inc. (collectively, the "Company"), which prior to the planned reorganization were affiliated through common ownership and control:

                      Colonial Downs, L.P. ("Partnership")
                          Stansley Racing Corp. ("SRC")
                  Colonial Downs Holdings, Inc. ("CD Holdings")

     The consolidated financial statements have been prepared as if the entities had operated as a single consolidated group and assuming that the reorganization had taken place as of December 31, 1993. All significant intercompany accounts and transactions have been eliminated.


     The Company intends to obtain funds to develop, construct, and operate a pari-mutuel horse racing facility and up to six satellite wagering credit facility through a public offering of $42.5 million in common stock and securing a $10.0 million credit facility from an institutional lender or an affilate of a shareholder and a $5.5 million convertible subordinated note issued to the Company's principal Shareholder.

     On November 25, 1996, the Company entered into a letter of intent with an investment banking firm to sell 4,250,000 shares of its common stock in an underwritten initial public offering ("IPO"). The IPO is expected to close during the first quarter of 1997.

     Reorganization


         The Company's licenses to own and operate the racetrack and its SWFs are held by the Partnership and SRC. Stansley Management Corp. ("SMC") and CD Entertainment Ltd. each own 50% of the Partnership. CD Entertainment Ltd. is beneficially owned by Jeffrey P. Jacobs, and Gary L. Bryenton and Jeffrey P. Jacobs as Trustees. SMC is owned 68% by Arnold W. Stansley and 30% by James M. Leadbetter, with the balance held by two other individuals. Mr. Stansley also owns 70% of the outstanding capital stock of SRC and Mr. Leadbetter owns the remaining 30%. CD Entertainment Ltd. and Mr. Stansley each own one share of common stock of CD Holdings. The ownership and operating licenses held by the Partnership and SRC are non-transferable under the Virginia Racing Act. In order to bring the licenses under the control of one entity while avoiding transfer of the licenses, CD Holdings will become a holding company for the Partnership and SRC pursuant to an Agreement and Plan of Reorganization ("Reorganization"). Pursuant to the Reorganization, which will occur prior to the effectiveness of the Registration Statement of which this Prospectus is a part, CD Holdings will acquire, in exchange for 3,000,000 shares of its common stock, a 99% limited partner interest in the Partnership and 100% of the outstanding stock of SRC. Also, in conjunction with the Reorganization, SRC will acquire a 1% general partner interest in the Partnership.

         As a result of the Reorganization, the Company will own, directly or through its wholly-owned subsidiaries, the ownership and operating licenses for the racetrack and the Chesapeake, Richmond, and Hampton Satellite Wagering Facilities ("SWFs"); the property for the Richmond SWF; the rights to apply for licenses to own and operate up to three additional SWFs in Virginia; the 345 acres on which the racetrack is being constructed; and the racetrack facilities and certain related infrastructure.


     Description of Business

     The Company's wholly-owned subsidiary, Colonial Downs, L.P., a Virginia limited partnership, was organized on September 30, 1993. The Partnership, along with its affiliate, Stansley Racing Corp., was formed to apply to the Virginia Racing Commission for licenses to acquire, own, and operate a pari-mutuel horse racing facility in New Kent County, Virginia, in accordance with the regulations stipulated by the Virginia Racing Commission (the "Commission"). On October 12, 1994, the Commission awarded the ownership and operating

                          Colonial Downs Holdings, Inc.
                                and Subsidiaries

             Notes to Consolidated Financial Statements--(Continued)

1.    Significant Accounting Policies--(continued)

licenses for the facility to the Partnership and SRC. In addition to the construction and operation of the pari-mutuel horse racing facility, the Partnership and SRC are the only entities currently authorized to be awarded unrestricted licenses to own and operate up to six SWFs, which offer or will offer off-track pari-mutuel wagering on simulcast races from tracks around the country.

     The Company is seeking to secure the funds necessary to complete construction of the facilities and begin operation of the racetrack. Upon obtaining the necessary funds, the Company intends to construct the Colonial Downs racing facility on approximately 345 acres between Interstate Highway 64 and State Route 155 in New Kent County. The facility has been designed to accommodate thoroughbred and standardbred racing as well as simulcast wagering.


         The Company currently operates two SWF's. The first SWF began operations in Chesapeake, Virginia during February 1996. The second facility opened in Richmond, Virginia in December 1996. The Company has received licenses to own and operate a third SWF in Hampton, Virginia and plans to apply for licenses in Brunswick County, Virginia, which the Company expects to open in the second quarter of 1997. The Company plans to work towards obtaining licenses for the remaining two SWF's authorized by the Commission.


     Cash and Cash Equivalents

     For the purposes of preparing the Company's statement of cash flows, investments with maturities of less than three months are considered to be cash equivalents.

     Construction in Progress

     Construction in progress is recorded at cost and includes capitalized costs such as architect, contractor, and engineering fees.

     Estimated costs to complete the racetrack, including all furnishings and equipment, is approximately $35.9 million as of December 31, 1996.

     Approximately $72,000 of interest expense was capitalized during 1996 in connection with the construction of the racetrack and development of the SWF's.

     Property, Equipment and Depreciation

     Property and equipment is stated at cost. Expenditures for ordinary maintenance and repairs are charged to income as incurred. Costs of betterments, renewals, and major replacements are capitalized. At the time properties are retired or otherwise disposed of, the related cost and allowance for depreciation are eliminated from the accounts and any gain or loss on disposition is reflected in income.

     Depreciation is computed using the straight-line method over the following estimated useful lives:

                                                      Years
                                                      -----
           Building and improvements...............      39
           Leasehold improvements..................    7-39
           Vehicles................................     3-7
           Machinery and equipment.................     3-7
           Office equipment........................     3-7

                          Colonial Downs Holdings, Inc.
                                and Subsidiaries

             Notes to Consolidated Financial Statements--(Continued)

1.    Significant Accounting Policies--(continued)

     Licensing Costs and Amortization

     Licensing costs consist primarily of legal and professional fees associated with the application for the racetrack licenses and related licensing fees for the SWF's. Organization costs include legal and professional fees incurred in conjunction with organizing the Company. Organization and licensing costs are being amortized over a period of sixty months.

     Revenue Recognition

     The Company currently primarily derives revenue from import simulcasting, which is the Company's share of wagering (approximately 20%) at the Company's SWF's on races simulcast from other racetracks. Revenue is recognized under the accrual method, and accordingly, revenue is recognized when earned and expenses are recognized when incurred.

     Horsemen's Purses and Awards

     Amounts due under agreements with the Virginia Horsemen's Benevolent and Protective Association, Inc. and the Virginia Harness Horse Association (collectively "the Associations"), are accrued based on the terms of the agreements. Funds not yet remitted to the Associations to satisfy the liability are held in a restricted cash account. As of December 31, 1996 approximately $337,800 was held in the restricted cash accounts. See also Note 9.

     Income Taxes

     Subsequent to the reorganization, the Company and its subsidiaries will file a consolidated income tax return.

     Prior to the reorganization, the Partnership and SRC (an "S" Corporation for income tax purposes) filed income tax returns as separate entities. No provision has been made for income taxes for the Partnership and SRC as income taxes are the liabilities of the individual partners and shareholders, respectively. CD Holdings was incorporated in November, 1996 and had no activity for the periods presented.

     The Company adopted the provisions of Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes" effective January 1, 1993. SFAS 109 requires a company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in a company's financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

     Concentration of Credit Risk

     Financial instruments which potentially subject the Company to credit risk consist of cash equivalents and accounts receivable.

     The Company's policy is to limit the amount of credit exposure to any one financial institution and place the investments with financial institutions evaluated as being creditworthy. At December 31, 1996 and 1995, the

                          Colonial Downs Holdings, Inc.
                                and Subsidiaries

             Notes to Consolidated Financial Statements--(Continued)

1.    Significant Accounting Policies--(continued)

Company had cash deposits which exceeded federally insured limits by approximately $899,000 and $230,000, respectively.

     Accounting Pronouncements

     In March 1995, the Financial Accounting Standards Board issued its Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and For Long-Lived Assets to Be Disposed Of". SFAS 121 requires that long-lived assets and certain intangibles to be held and used by an entity be reviewed for impairment when events or changes in circumstances indicate that the carrying amount may be not recoverable. In addition, SFAS 121 requires long-lived assets and certain intangibles to be disposed of to be reported at the lower of carrying amount of fair value less costs to sell. SFAS 121 is effective for fiscal years beginning after December 15, 1995. The application of this pronouncement did not have a material effect on the Company's financial statements.

2.    Management and Consulting Agreement with Maryland -
      Virginia Racing Circuit

     The Company entered into a consulting agreement with the Maryland - Virginia Racing Circuit, Inc. ("Circuit") an affiliate of the Maryland Jockey Club ("MJC"). Pursuant to the agreement, MJC will suspend live racing at Pimlico and Laurel racetracks during the Company's live thoroughbred racing meet and manage the thoroughbred racing at the Company's racing facility.


     The agreement provides that the Company pay Circuit two percent of gross amounts wagered on all racing, which is approximately 10% of pari-mutuel revenues, exclusive of live harness racing at the Company's racetrack, at all of the Company's locations. Additionally, the Company will pay a pro-rata share, based on the duration of its live thoroughbred racing meet, of the salaries of the MJC employees that participate in the management of the Company's meet. The Company will bear all expenses associated with the management and operation of the thoroughbred meet. Under the agreement, approximately $739,000 of costs were incurred through December 31, 1996.

     The Management and Consulting Agreement will remain in effect for so long as the Company owns, controls or operates the Track, not to exceed a term of 50 years. At the Company's option, the Company may terminate the agreement any time after 25 years upon payment of a fee equal to 17 times the average management fee paid during the three years immediately preceding such termination.

     The Maryland-Virginia Racing Circuit, Inc. is owned by Laurel Park Racing Association Limited Partnership (50%) and Pimlico Racing Association, Inc. (50%), which conduct business under the trade name The Maryland Jockey Club. A potential conflict of interest arises between the Maryland-Viginia Racing Circuit, Inc. and the Maryland Jockey Club if the Maryland Jockey Club cannot, or elects not to, cease live racing in Maryland during the Company's live thoroughbred meet. The Maryland-Virginia Racing Circuit, Inc. is responsible for managing the Company's thoroughbred meet. To the extent that it is unable to do so because the Maryland Jockey Club does not cease live racing during the Company's thoroughbred meet, it may forfeit its management fee payable by the Company and the Company will need to recruit additional personnel to manage its thoroughbred meet.


3.    Land Conveyance and Land Development



     Delmarva Properties, Inc. and Chesapeake Forest Products Company (collectively "Delmarva") and the Company entered into an agreement in which Delmarva, at no cost to the Company, will convey the land required to build the racetrack and facilities in New Kent County upon the Company obtaining the financing required to build the racetrack and facilities. Under the agreement, Delmarva will convey the land to the Company or designee within five days of such a request by the Company. The land is subject to reversion to Delmarva if the Company fails to complete, open and operate for three years a racetrack licensed by the Commission on the land and subject to a restriction limiting its use to operation of a horse racetrace and certain ancillary activities. The land will be recorded at fair value due to the contribution being made from an independent third party. Conveyance will occur upon the completion of the IPO at which time it will be recorded as a refundable advance with an offset to a liability account, until all conditions have been satisfied. When the likelihood for reversion is remote, which is expected to be upon the completion of the IPO and the racing facility and the Company has shown the ability to conduct live racing meets, the refundable deposit will be transferred to land and the corresponding liability will be transferred to contributed capital.


     The Company has entered into a development agreement with Delmarva in which Delmarva is responsible for the construction of water and sewer lines on the property. Under the agreement, the Company will reimburse Delmarva for 100% of the construction costs, not to exceed $985,000. The water and sewer system will become property of New Kent County upon completion.

4.   Performance Guarantee

     As part of obtaining the pari-mutuel license from the Virginia Racing Commission, the Company was required to provide the Commission with a $1,000,000 performance agreement. The agreement stipulates that the Company must construct the racetrack and related facilities, as proposed, within 14 months of the unappealable award of the licenses to the Company. The award of the licenses became unappealable on May 17, 1996;

                          Colonial Downs Holdings, Inc.
                                and Subsidiaries

             Notes to Consolidated Financial Statements--(Continued)

4.    Performance Guarantee--(continued)

therefore, the racetrack facilities must be completed by July 17, 1997.

     If the Company fails to complete the racetrack by July 17, 1997, the Commission is to be paid $5,000 a day that performance is not complete, up to a maximum of $1,000,000.

     As a part of the agreement, the Commission required the Company to provide two letters of credit of $500,000 each. In connection with this requirement, the Company obtained two letters of credit which can be drawn on by the Commission, one of which expires in December 1997 and the other in March, 1997 in the sum of $1,000,000. Both letters of credit are renewable for additional terms.

5.    Industrial Development Agreement

     To assist in the development and improvement in certain public roads adjacent to the racetrack facility, the Company entered into an agreement in July 1996 with New Kent County and the Capital Area Training Consortium for a Community Development Block Grant of $700,000. In addition to the grant, an additional amount of approximately $700,000 will be allocated by the Virginia Department of Transportation to complete a project which would widen State Route 155 from I-64 to the entrance of the racetrack grounds.

     Under the agreement, the Company will take affirmative steps to employ a minimum number of low and moderate income persons based on HUD Section 8 Income Limits. In the event that the Company fails to honor its commitment to take such affirmative steps, the Company must repay all local or grant funds already expended in full to the locality and the Virginia Department of Housing and Community Development.

6. Notes Payable, Advances from Stockholders, and Capital Lease Obligations

     Notes payable, advances from stockholders and capital lease obligations consist of the following:

                                                              December 31,
                                                              ------------
                                                          1996          1995
                                                          ----          ----
Advances from Arnold Stansley, non-interest
  bearing, unsecured.................................  $      -      $  227,234
Note payable to Arnold Stansley, maturing March
  1998, non-interest bearing, unsecured..............     211,788       273,213
Note payable to Arnold Stansley, maturing
  January 1997, non-interest bearing, unsecured......     175,000           -
Note payable to Norglass, Inc., maturing March
  1998, non-interest bearing, unsecured..............  $  236,994    $  263,319
Note payable to Norglass, Inc., maturing
  January 1997, unsecured............................      75,000           -
Convertible promissory note to CD Entertainment
  Ltd. maturing with principal and interest on
  March 1998 at a rate of 10%; collateralized
  by machinery, equipment, inventory, and
  receivables.......................................          -       1,000,000
Demand note payable to CD Entertainment Ltd.
  payable on demand, with interest payable monthly
  at a rate of 10%; collateralized by machinery,
  equipment, inventory, and receivables............           -         400,000
Note payable to CD Entertainment Ltd.
  maturing January 1998 bearing interest at
  LIBOR (5.625% at December 31, 1996) plus
  2%; collateralized by land and building..........     3,000,000           -
Note payable to CD Entertainment Ltd. bearing
  interest at LIBOR (5.625% at December 31, 1996)
  plus 2%, with maximum borrowings of $5,000,000,
  unsecured........................................     1,387,619           -
Demand note payable to a Bank, with interest payable
  at prime plus 2% (10.25% at December 31, 1996);
  unsecured........................................        20,100           -
Note payable to a Bank, maturing November, 1999
 bearing interest at 11% with monthly payments
 of $987; collateralized by equipment..............        29,388           -

                          Colonial Downs Holdings, Inc.
                                and Subsidiaries

             Notes to Consolidated Financial Statements--(Continued)


6. Notes Payable, Advances from Stockholders, and Capital Lease Obligations--(continued)

Installment notes and capitalized leases collateralized by certain vehicles, machinery, and equipment, maturing at various dates, primarily March 1997 through January 1999,
  at interest rates ranging from 3% to 12%.........        40,349        15,489
                                                       ----------    ----------
                                                        5,176,238     2,179,255
Less current maturities............................     1,685,297       631,637
                                                       ----------    ----------
                                                       $3,490,941    $1,547,618
                                                       ==========    ==========

     Capital lease obligations as of December 31, 1996 and 1995 are approximately $29,300 and $0, respectively. The amount of leased fixed assets capitalized at December 31, 1996 and 1995 are approximately $39,500 and $0, respectively.


     Arnold Stansley, Norglass, Inc. and CD Entertainment Ltd. are related to the Company either directly or indirectly (See Notes 1 and 7).


     The aggregate amounts of notes payable and capital lease obligations at December 31, 1996 matures as follows:

            Through December 31,                  Amount
            --------------------                  ------
            1997............................   $1,685,297
            1998............................    3,469,456
            1999............................       13,345
            2000............................        3,636
            2001............................        4,504
                                               ----------
                                               $5,176,238
                                               ==========

     During the year ended December 31, 1996, $1,965,069 of debt due to CD Entertainment Ltd. was converted to equity and treated as capital contributions. No shares of common or preferred stock were issued in connection with the conversion.

7.    Related Party Transactions


     The Company has a management agreement to pay directly and indirectly to SRC and CD Entertainment Ltd. a monthly management fee of $10,000 and $5,000, respectively, per month until closing of the IPO. The Company accrued management fees of $180,000 and $30,000 during the years ended December 31, 1996 and December 31, 1995, respectively.

     Virginia Concessions, L.L.C., an affiliate of shareholder CD Entertainment Ltd., was granted an option by the Company to manage the food and beverage concessions at the initial six SWFs. Under the agreement, Virginia Concessions, L.L.C. pays rent to the Company based upon gross sales equal to 10% of the first $500,000 of gross sales, 13% of the next $500,000 of gross sales, and 15% of all gross sales above $1,000,000 at each SWF. The Company had approximately $89,000 of rental income generated from the Chesapeake and Richmond SWF's for the year ended December 31, 1996.



     Norglass, Inc., an affiliate of shareholder James M. Leadbetter, is engaged as the general contractor to construct the racetrack and related facilities in New Kent County, Virginia. The original contract value with Norglass, Inc. for the facilities (which does not include approximately $8.1 million for certain equipment, furniture, fixtures and infrastructure improvements and professional fees) is estimated at approximately $29.5 million. Norglass, Inc. has also been engaged to perform construction management related to the SWFs. Total construction costs incurred with Norglass, Inc. were approximately $5,545,000 through December 31, 1996.

                          Colonial Downs Holdings, Inc.
                                and Subsidiaries

             Notes to Consolidated Financial Statements--(Continued)


8.    Commitments and Contingencies


     Current legislation requires that live racing commence at the track facilities by September 1, 1997 or the Company will lose all licenses to own and operate SWFs; however, should that occur it is expected that the Commission will reissue the licenses to the Company upon commencement of live racing, but there is no assurance that the Commission would do so.

     The Company agreed to pay Premier One Development Co. (Premier), a company affiliated with a shareholder of the Company, CD Entertainment Ltd., a fee of $250,000 (of which $125,000 was paid, capitalized and included in construction in progress at December 31, 1996) for services related to the construction of the Track and the development of the SWF's.


     Pursuant to 1996 Acts of the General Assembly, the Virginia Racing Commission has directed the Company to establish a construction account into which are deposited total net profits derived from the operation of the SWF's. There were no amounts deposited into the construction account at December 31, 1995, since there were no net profits. As of December 31, 1996, there was $717 in the construction account.

     In 1995, the Company entered into an agreement with a totalisator company which provides wagering services and designs, programs, and manufactures totalisator systems for use in wagering applications. The basic terms of the agreement state that the totalisator company shall provide totalisator services to the Company for all wagering held at the Company's facilities during the first six years of operations. As a part of the agreement, the Company agreed to pay the totalisator company certain percentages of the gross amounts wagered at the facilities, as well as a minimum of $37,500, payable annually for equipment installed at the racetrack for live race meets. In addition, the Company agreed to use certain equipment provided by the totalisator company.

     In 1996, the Company entered into agreements with a company which provides closed circuit television service and equipment. The basic terms of the agreement state that the company shall provide closed circuit television to the Company at the Chesapeake and Richmond SWFs. As a part of the agreement, the Company agreed to pay the company approximately $245 and $246 per simulcast day at the Chesapeake and Richmond SWFs, respectively, as well as certain additional amounts per television per day. Total expense incurred for totalisator and TVs (excluding host fees) was approximately $190,000 for the year ended December 31, 1996.

     The Company is liable under numerous operating leases for automobiles, equipment and buildings expiring at various dates. In addition, the Company currently rents its temporary main office facilities on a month to month basis for $1,200 a month. Total rental expense under non-cancelable leases was approximately $144,000 for the year ended December 31, 1996.

     The following are the future estimated minimum lease commitments relating to non-cancelable operating agreements and leases. The totalisator and TV categories include amounts for the Chesapeake and Richmond SWFs. The SWF category includes rent and other operating leases for the Chesapeake and Richmond facilities.

Year Ending
December 31,       Totalisator     TVs         SWF       Other          Total
------------       -----------     ---         ---       -----          -----
1997.............   $228,800    $178,200    $ 86,000    $26,300     $  519,300
1998.............    228,800     178,200      86,000     17,900        510,900
1999.............    125,000     178,200      86,000      6,300        395,500
2000.............        -       178,200      36,700      1,400        216,300
2001.............        -        48,700         -          700         49,400
                    --------    --------    --------    -------     ----------
                    $582,600    $761,500    $294,700    $52,600     $1,691,400
                    ========    ========    ========    =======     ==========

     The Company has a $200,000 letter of credit that secures the Company's obligations under certain erosion control bonds related to construction of the racetrack. This letter of credit is personally guaranteed by certain shareholders of the Company.

     In conjunction with the Reorganization and IPO, the Company intends to implement a stock option plan. Options granted under the plan may be either Incentive Stock Options or Non-qualified Stock Options, based on the discretion of the Board of Directors. The maximum aggregate number of shares which may be optioned and sold under the plan is 300,000 shares of Class A Common Stock. The exercise price per share for Incentive Stock Options will be no less than the fair value of the stock at the grant date. The exercise price of Non-qualified Stock Options will be determined by the Board of Directors on the grant date. The term of the plan is ten years from its effective date unless sooner terminated.

     Pursuant to a two-year employment agreement with the President of the Company, the Company has agreed to grant stock options for 30,000 shares of Class A Common Stock per year, which vest after each year of employment. The exercise price of such stock options shall be 105% of the initial offering price of the IPO. Such options are exercisable after January 2, 2002, the fifth anniversary of the President's employment with the Company.

         Pursuant to an agreement to provide credit support to the Company, Diversified Opportunities Group Ltd., ("Diversified"), an affiliate of a shareholder, will receive an annual fee equal to 3% of the amount of any letters of credit or guarantees provided to the Company or the amount of any loans made to the Company (subject, in the case of a letter of credit, to a minimum annual fee of $50,000).



         Upon consummation of the IPO, the Company will enter into a five-year consulting agreement with Arnold Stansley. Under the agreement, Mr. Stansley will receive $75,000 annually.

                          Colonial Downs Holdings, Inc.
                                and Subsidiaries

             Notes to Consolidated Financial Statements--(Continued)

9.    Horsemen's Agreements

     The Company entered into an agreement effective February 17, 1996 with the Virginia Horsemen's Benevolent and Protective Association, Inc. ("VAHBPA") applicable to revenue generated from pari-mutuel wagering on simulcast thoroughbred races at all facilities owned and operated by the Company. In accordance with the agreement, the Company will maintain a separate joint bank account into which the Company will deposit an amount equal to 5.25%, which is approximately 26.25% of pari-mutuel revenues, of the SWF thoroughbred handle (the "Thoroughbred Partner Account"). The initial period of the agreement runs through December 31, 1997 with an additional term to follow through December 31, 1998, with similar terms, and renews automatically for successive one year terms.

     If the sum of 5.25% of the SWF thoroughbred handle plus the total amount of handle generated by live thoroughbred racing at the racetrack for each period is less than the guaranteed $4.5 million, then the Company shall pay the difference into the Thoroughbred Partner Account, used to pay purses, with half of such amount being considered a loan by the Company to the VAHBPA.

     The Company entered into another agreement effective February 17, 1996 with the Virginia Harness Horse Association ("VHHA") applicable to revenue generated from pari-mutuel wagering on simulcast standardbred races at all facilities owned and operated by the Company in Virginia, exclusive of live races held at the racetrack. In accordance with the agreement, the Company will maintain a separate joint bank account into which the Company will deposit an amount equal to 5%, which is approximately 25% of pari-mutuel revenue, of the SWF standardbred handle (the "Standardbred Partner Account"). The initial period of the agreement runs through December 31, 1997, with an additional term to follow through December 31, 1998, with similar terms, and renews automatically for successive one year terms.

     If the sum of 5% of the SWF standardbred handle plus the total amount of handle generated by live standardbred racing at the racetrack for the initial period is less than the guaranteed $2.5 million, then the Company shall pay the difference into the Standardbred Partner Account, used to pay purses, with half of such amount being considered a loan by the Company to the VHHA.

     If the sum of all thoroughbred and standardbred contributions is greater than $4.5 million and $2.5 million, respectively, then such excess contributions will be paid back to the Company until $1 million (year 1) and $3 million (year
2) after tax net income is achieved by the Company, after which point any remaining amounts will be shared equally by the Company and the VAHBPA and VHHA.

     Under the Virginia Racing Act, the Company is required to contribute approximately 8.5% of all money wagered at the racetrack on live racing to the purse accounts and these funds will count towards the required minimum $4.5 million and $2.5 million for thoroughbred and standardbred purses, respectively.

10.   Income Taxes

     If the consolidated group of companies had been treated as a "C" corporation for income tax purposes for the three years presented, no income tax expense would have been recorded due to the net operating losses incurred.

     Pro forma deferred tax assets and liabilities of the Company, assuming conversion to a "C" corporation, are as follows at December 31, 1996:

          Deferred tax assets
            Licensing costs...............  $160,000
            Net operating losses..........   164,000
            Accrued management fees.......    80,000
                                            --------
                                             404,000
          Deferred tax liabilities
            Property and equipment........   (28,000)
                                            --------
          Net deferred tax asset prior
           to valuation allowance.........   376,000
          Less valuation allowance          (376,000)
                                            --------
                                                  --
                                            ========

                      [INSIDE BACK COVER-- INSERT PHOTO OF
                          INTERIOR OF CHESAPEAKE SWF]

================================================================================
No dealer, salesperson or any other person has been authorized to give any information or to make any representations not contained in this Prospectus in connection with the offer contained herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the shares of Class A Common Stock offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such solicitation or offer. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.

                    ----------------


                   TABLE OF CONTENTS
                                             Page
Prospectus Summary..........................    1
Risk Factors................................    8
The Company.................................   16
The Reorganization..........................   16
Use of Proceeds.............................   17
Dividend Policy.............................   18
Capitalization..............................   18
Dilution....................................   19
Selected Financial and Operating Data ......   20
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations................................   22
Business....................................   26
Management..................................   36
Certain Transactions........................   39
Principal Shareholders......................   43
Description of Capital Stock................   44
Description of Certain Indebtedness.........   47
Shares Eligible for Future Sale.............   48
Underwriting................................   49
Legal Matters...............................   50
Experts.....................................   50
Available Information.......................   50
Index to Consolidated Financial Statements    F-1

Until _______________, 1997 (25 days after the date of this Prospectus), all dealers effecting transactions in the shares of Class A Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

================================================================================

================================================================================


                                4,250,000 Shares


                                     [LOGO]



                                 COLONIAL DOWNS
                                 HOLDINGS, INC.

                              Class A Common Stock



                                   ----------
                                   PROSPECTUS
                                   ----------




                              FRIEDMAN, BILLINGS,
                               RAMSEY & CO., INC.



                                     , 1997



================================================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS



Item 13. Expenses of Issuance and Distribution.

         The following is an estimate of the expenses to be incurred by the Company in connection with the issuance and distribution of the securities being registered, other than the underwriting discounts and commissions:


         SEC registration fee..............................  $  16,292
         NASD filing fee...................................      4,750
         Nasdaq Stock Market fee...........................     10,000
         Blue Sky fees and expenses........................     65,000
         Printing..........................................     75,000
         Transfer agent's fees and expenses................      5,000
         Attorneys' fees and expenses......................    375,000
         Accountants' fees and expenses....................     70,000
         Miscellaneous.....................................      3,958
                                                               -------
           Total           ................................   $625,000
                                                               =======


Item 14.  Indemnification of Directors and Officers.

         Article J of the Company's Amended and Restated Articles of Incorporation provides that the Company will, to the fullest extent permitted by the laws of Virginia, indemnify an individual who is or was a director or officer of the Company and who was, is, or is threatened to be made a named defendant or respondent in any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (collectively, a "proceeding"), against any obligation to pay a judgment, settlement, penalty, fine (including any excise tax assessed with respect to any employee benefit plan) or other liability and reasonable expenses (including counsel fees) incurred with respect to such a proceeding, except such liabilities and expenses as are incurred because of such director's or officer's willful misconduct or knowing violation of the criminal law.

         Article J also provides that unless a determination has been made that indemnification is not permissible, the Company will make advances and reimbursements for expenses reasonably incurred by a director or officer in a proceeding as described above upon receipt of an undertaking from such director or officer to repay the same if it is ultimately determined that such director or officer is not entitled to indemnification.

         Article J also provides that the determination that indemnification under such Article J is permissible, the authorization of such indemnification (if applicable), and the evaluation as to the reasonableness of expenses in a specific case shall be made as provided by law. Special legal counsel selected to make determinations under such Article J may be counsel for the Company. The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent will not of itself create a presumption that a director or officer acted in such a manner as to make him or her ineligible for indemnification.

         For the purposes of Article J, every reference to a director or officer includes, without limitation, (i) every individual who is a director or officer of the Company, (ii) an individual who, while a director or officer, is or was serving at the Company's request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise,
(iii) an individual who formerly was a director or officer of the Company or who, while a director or officer, occupied at the request of the Company any of the other positions referred to in clause (ii) of this sentence, and (iv) the estate, personal representative, heirs, executors and administrators of a director or officer of the Company or other person referred to herein. Service as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise controlled by the Company shall be deemed service at the request of the Company. A director or officer shall be deemed to be serving an employee benefit plan at the Company's request if such person's duties to the Company also impose duties on, or otherwise involve services by, such person to the plan or to participants in or beneficiaries of the plan.

         Section 13.1-704(B) of the Virginia Stock Corporation Act provides that a corporation may provide indemnification and make provision for advances and reimbursement of expenses so long as the party who is seeking indemnification, advances or reimbursement did not commit willful misconduct or a knowing violation of criminal law.


         As provided in Section 7 of the Underwriting Agreement, the Underwriter has agreed, under certain conditions, to indemnify the Company, each of its directors, each of its officers who has signed the Registration Statement and each person who controls the Company within the meaning of the Securities Act of 1933, against certain civil liabilities, including certain civil liabilities under the Act.

         The Company intends to purchase directors and officers liability insurance in the amount of $5 million.


Item 15.  Recent Sales of Unregistered Securities.

          Since the formation of Colonial Downs Holdings, Inc. in November 1996, the Company has issued and sold the following unregistered securities:

         The Company will issue an aggregate of 750,000 shares of Class A Common Stock and 2,250,000 shares of Class B Common Stock to CD Entertainment Ltd., the shareholders of Stansley Management Corp. and the shareholders of Stansley Racing in exchange for their interests in those entities.

         No underwriters were engaged in connection with the foregoing sales and/or issuances of securities. Such sales were made in reliance upon the exemption from the registration provisions of the Securities Act set forth in Rule 701 thereunder permitting unregistered sales to employees and consultants, and/or Section 4(2) thereof as transactions not involving a public offering, the respective purchasers thereof having acquired such shares for their respective accounts without a view to the distribution thereof.

Item 16.  Exhibits and Financial Statement Schedules.

         (a)   Exhibits

Exhibit Number                                       Description


 1.1     Form of Underwriting Agreement
 2.1     Agreement of Reorganization dated February 12, 1997
 3.1     Amended and Restated Articles of Incorporation of Colonial
         Downs Holdings, Inc.
 3.2     Amended and Restated By-laws of Colonial Downs Holdings, Inc.
 4.1     Stock certificate representing Colonial Downs Holdings, Inc.
         Common Stock
 5.1 Opinion of Hogan & Hartson L.L.P. regarding the validity of the Common Stock being registered
+10.1    Management and Consulting Agreement
 10.2    Amended and Restated Performance Guarantee Agreement
+10.3    Form of Deed for Track site
 10.4    Construction Agreement
+10.5    Development Agreement
+10.6    Hubbing Agreement
+10.7    VHHA SWF Agreement
+10.8    VaHBPA SWF Agreement
 10.9    Form of Convertible Subordinated Note
 10.10   Forms of Employment Agreements
+10.11   Form of Stansley Consulting Agreement
 10.12   Amended and Restated Promissory Note to CD Entertainment Ltd.
 10.13   Agreement for Interim Financing
 10.14   Registration Rights Agreement
 10.15   Form of Amended and Restated Food and Beverages Concessions Agreement
+10.16   Form of 1997 Stock Option Plan
 10.17   Agreement for Provision of Credit
 11.1    Statement regarding computation of net income per share
 21.1    Subsidiaries of the Registrant
 23.1    Consent of Hogan & Hartson L.L.P. (included in exhibit 5.1)
 23.2    Consent of BDO Seidman, LLP
+24.1    Power of attorney
+27.1    Financial Data Schedule
+99.1    Consents of persons named as directors
=============
+ Filed previously


         (b)  Financial Statement Schedules

         The financial statement schedules required to be filed as part of this Registration Statement are listed on the attached Index to Financial Statement Schedules. All other schedules have been omitted because they are inapplicable or the information is provided in the Financial Statements including the Notes thereto included in the Prospectus.

Item 17.  Undertakings.

         The undersigned Registrant hereby undertakes to provide to the Underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant under the provisions referred to in Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of New Kent, Virginia, on the 7th day of March, 1997.



                                        COLONIAL DOWNS HOLDINGS, INC.

                                        By: /s/ Jeffrey P. Jacobs
                                            ------------------------------
                                            Jeffrey P. Jacobs
                                            Chairman of the Board
                                              and Chief Executive Officer




     Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                           Capacity                            Date
                           --------                            ----


/s/ Jeffrey P. Jacobs        Chairman of the Board           March 7th, 1997
--------------------------    and Chief Executive Officer
Jeffrey P. Jacobs

/s/ Arnold W. Stansley*      Secretary and Director          March 7th, 1997
--------------------------
Arnold W. Stansley

/s/ Robert H. Hughes         Chief Financial Officer         March 7th, 1997
--------------------------
Robert H. Hughes

/s/ Michael D. Salmon        Controller                      March 7th, 1997
--------------------------
Michael D. Salmon



* By Jeffrey P. Jacobs,
  Attorney-in-Fact

                        EXHIBIT INDEX
Exhibit Number           Description                               Page Number
--------------           -----------                               -----------


 1.1     Form of Underwriting Agreement
 2.1     Agreement of Reorganization dated February 12, 1997
 3.1     Amended and Restated Articles of Incorporation of Colonial
         Downs Holdings, Inc.
 3.2     Amended and Restated By-laws of Colonial Downs Holdings, Inc.
 4.1     Stock certificate representing Colonial Downs Holdings, Inc.
         Common Stock
 5.1 Opinion of Hogan & Hartson L.L.P. regarding the validity of the Common Stock being registered
+10.1    Management and Consulting Agreement
 10.2    Amended and Restated Performance Guarantee Agreement
+10.3    Form of Deed for Track site
 10.4    Construction Agreement
+10.5    Development Agreement
+10.6    Hubbing Agreement
+10.7    VHHA SWF Agreement
+10.8    VaHBPA SWF Agreement
 10.9    Form of Convertible Subordinated Note
 10.10   Forms of Employment Agreements
+10.11   Form of Stansley Consulting Agreement
 10.12   Amended and Restated Promissory Note to CD Entertainment Ltd.
 10.13   Agreement for Interim Financing
 10.14   Registration Rights Agreement
 10.15   Form of Amended and Restated Food and Beverages Concessions Agreement
+10.16   Form of 1997 Stock Option Plan
 10.17   Agreement for Provision of Credit
 11.1    Statement regarding computation of net income per share
 21.1    Subsidiaries of the Registrant
 23.1    Consent of Hogan & Hartson L.L.P. (included in exhibit 5.1)
 23.2    Consent of BDO Seidman, LLP
+24.1    Power of attorney
+27.1    Financial Data Schedule
+99.1    Consents of persons named as directors
=============
+ Filed previously